
新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LTD.


05007360

Your Ref : 82-1755

Our Ref : CSL/WT/cl-05i110

In reply ☞ Please quote our reference number on the letter and envelope.

1 April 2005


SEC MAIL
RECEIVED
APR 14 2005
WASH. D.C.
179

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs

Sponsored ADR Program

We are pleased to enclose our Company's Interim Report for the year ending 30 June 2005. This is to supplement our submission of documents pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, bringing your file on our company up to date.

PROCESSED
APR 25 2005
THOMSON FINANCIAL

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

William Tam
Manager
Company Secretarial & Legal Department

Enc

香港港灣道三十號新鴻基中心四十五樓
電話：二八二七 八一一一 圖文傳真：二八二七 二八六二
網頁：http://www.shkp.com.hk 電子郵件：shkp@shkp.com.hk

45/F., SUN HUNG KAI CENTRE, 30 HARBOUR ROAD, HONG KONG.
TEL: 2827 8111 FAX: 2827 2862
WEBSITE: http://www.shkp.com.hk E-MAIL: shkp@shkp.com.hk



新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LIMITED









中期報告 2004/05 Interim Report


1
2
3
4

1. 東九龍創紀之城第五期商場APM
   APM in Millennium City Phase 5, Kowloon East
2. 機鐵奧運站發展計劃第三期
   Airport Railway Olympic Station Development Package 3
3. 機鐵九龍站發展計劃第五、六及七期
   Airport Railway Kowloon Station Development Packages 5,6 & 7
4. 九龍站凱旋門
   The Arch, Kowloon Station



新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LIMITED

中期報告 2004/05 Interim Report

目錄

Contents

董事

郭炳湘
主席兼行政總裁

李兆基
副主席

郭炳江
副主席兼董事總經理

郭炳聯
副主席兼董事總經理

* 鍾士元

* 馮國經

* 葉迪奇

胡寶星

關卓然

盧超駿

羅景雲

陳啓銘

陳鉅源

鄺 準

黃奕鑑

黃植榮

胡家驃
(胡寶星之替代董事)

非執行董事

* *獨立非執行董事*

公司秘書

黎浩佳

註冊辦事處

香港灣仔港灣道30號
新鴻基中心45樓
電話:(852) 2827 8111
傳真:(852) 2827 2862
互聯網址: www.shkp.com
電子郵件: shkp@shkp.com

核數師

德勤 • 關黃陳方會計師行

股票登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心1712-6室

主要往來銀行

中國銀行(香港)有限公司
香港上海滙豐銀行有限公司
恒生銀行有限公司
東京三菱銀行
中國工商銀行
三井住友銀行
瑞穗實業銀行
交通銀行
法國巴黎銀行
渣打銀行(香港)有限公司

律師

胡關李羅律師行
孖士打律師行
徐嘉慎律師事務所

董事局主席報告書

本人謹向各位股東報告中期業績：

中期業績

本集團截至二零零四年十二月三十一日止六個月未經審核減除稅項及少數股東權益後之盈利為港幣五十五億四千九百萬元，與上年度同期比較增加百分之九十五。每股盈利為港幣二元三角一仙，較上年度同期增加百分之九十六。

股息

董事局議決於二零零五年三月二十九日派發中期股息每股港幣七角予於二零零五年三月二十四日在本公司股東名冊上登記之股東，此派息與上年度同期比較，增加百分之十七。

業務檢討

售樓成績

截至二零零四年十二月三十一日止之六個月內，集團售出及預售本地樓宇總額，以所佔權益計算，為港幣四十四億五千七百萬元，上年度同期總額為港幣六十九億六千五百萬元。期內出售的主要物業包括荃灣爵悅庭和長沙灣宇晴軒第二期。集團自二零零五年初以來售出物業總額超過港幣二十五億元，當中包括於一月新推售的上水皇府山。

期內，集團入賬的物業銷售額為港幣五十一億三千萬元，上年度同期的銷售額為港幣三十億一千九百萬元。集團於期內完成以下三個項目，其中百分之七十五住宅單位經已售出。

項目	地點	物業用途	集團所佔權益 *(百分率)*	所佔樓面面積 *(平方呎)*
珀麗灣第三期	馬灣珀麗路8號	住宅	合作發展	1,017,000
農圃道18號	九龍農圃道18號	住宅/商場	100	268,000
創紀之城第五期	東九龍觀塘道418號	寫字樓/商場	100	1,283,000
總計				2,568,000

土地儲備

集團積極透過不同途徑補充土地儲備，自二零零四年七月以來增加下列三幅發展用地。

地點	用途	集團所佔權益	所佔地盤面積	所佔樓面面積
		(百分率)	(平方呎)	(平方呎)
新蒲崗新九龍內地段6308號	住宅/商場	100	137,000	1,230,000
深水埗順寧道/保安道	住宅/商場	合作發展	15,000	134,000
元朗丈量約份第120約地段4038號	住宅	100	62,000	308,000
總計			**214,000**	**1,672,000**

目前集團在香港擁有土地儲備四千二百九十萬平方呎，當中包括二千一百四十萬平方呎已落成投資物業及二千一百五十萬平方呎發展中物業。此外，集團亦持有地盤面積超過二千一百萬平方呎的農地，大部分位於新界現有或計劃興建的鐵路沿線，並正申請轉換土地用途。

地產發展

住宅市場表現令人鼓舞，二手市場的交投量維持於高水平。樓價於二零零四年強勁反彈後，在過去數月保持平穩，買家對市道前景信心依然。

就業市場改善、按揭利率處於歷史低位及高負擔能力，帶動市場對住宅需求殷切，尤其是對一些在間隔、設計、設施和其他規格方面均與時並進的新單位。香港按揭證券有限公司擴大按揭保險計劃，放寬承保物業樓齡，將進一步刺激物業交投。在供應方面，由於未來數年單位落成量將會下降，推出預售的新項目亦相應減少。

集團推出預售的優質住宅項目，提供不同單位面積以迎合各類買家需要。鑑於市民對家居要求不斷提高，集團為滿足這需求而規劃不同生活風格的住宅，由傳統豪宅以至現代典雅物業，為新落成樓宇增值。集團憑著無可比擬的物業質素，廣泛贏得買家和業界的讚譽。

強大的品牌效應有助集團釐定新樓盤售價時享有溢價，集團並會繼續透過適當時機增添土地和強化品牌，並且將樓盤市場定位和市務推廣做得更好，以提高物業的邊際利潤。

在本財政年度上半年及預計在下半年度建成的物業，列舉如下：

	住宅	商場	寫字樓	酒店	總計
		所佔樓面面積（百萬平方呎）			
上半年					
樓宇銷售	1.2	0	0	0	1.2
收租物業	0	0.6	0.7	0	1.3
合計	1.2	0.6	0.7	0	2.5
下半年					
樓宇銷售	1.9	0	0	0	1.9
收租物業	0	0.1	0	0.5	0.6
合計	1.9	0.1	0	0.5	2.5
全年總計	**3.1**	**0.7**	**0.7**	**0.5**	**5.0**

收租物業

回顧期內，連同在合營項目應佔權益之租金收入為港幣二億八千九百萬元，集團的租金總收入達港幣二十七億八千一百萬元，較上年度同期上升百分之二。租金收入淨額上升百分之三至港幣二十億二千六百萬元。集團旗下收租物業出租率維持於百分之九十五高水平。

隨著本地經濟更全面復甦，零售業市道持續改善，集團旗下零售舖位需求殷切，接獲更多有意擴充業務的現有租戶及潛在新租戶的租務查詢。集團致力完善旗下商場的商戶組合和加強推廣活動，為租戶和顧客提供卓越服務，亦同時定期翻新商場以保持質素及提高物業價值，荃灣廣場及大埔超級城的翻新工程將於二零零五年中開展。

由於新落成寫字樓供應量減少，以及部分行業對寫字樓需求增加，導致寫字樓租金上升，預計這趨勢將會延續。在資金充裕和更多商機湧現的支持下，寫字樓的資產值亦有所增加。

地標物業國際金融中心二期已成為跨國企業和主要金融機構的新業務據點，其商場則是中區時尚購物、飲食及娛樂新焦點。國金寫字樓及商場已接近全部租出，而位於國際金融中心的服務式套房Four Seasons Place預期於二零零五年九月投入服務，市場租務推廣現正進行中。

創紀之城第五期商場 APM，是東九龍最新區域性商場，六十萬平方呎購物中心接近全部租出，商戶組合多元化，商場即將試業，為顧客提供生活新品味和娛樂新體驗。第五期並包括面積約七十萬平方呎的寫字樓，集團原計劃全部保留作出租用途，其後出售部分面積予一間本地主要銀行，該銀行並將成為該物業最大用戶，餘下面積現已接近全部租出，集團將保留作長線投資。現時創紀之城各期均維持高出租率，第六期將包括約四十萬平方呎的優質寫字樓，配備先進設施，建築工程即將展開，並預期於二零零七年中落成。

九龍站第五、六及七期發展項目位處香港未來商業及文化中心，包括住宅、寫字樓、商場及酒店。該項目將提供一百萬平方呎可供出售豪華住宅，其中七十四萬二千平方呎預期於二零零七年上半年落成。項目內的摩天大廈將包括結合超現代設施及頂級設計的寫字樓及酒店，以滿足商業租戶不斷提升的需求，並將由二零零八年起分期完成。

集團將繼續發展新地標項目作出租用，同時在適當時機出售部分非核心出租物業，以提升回報。

酒店

內地及海外訪港旅客持續顯著增加，在內地個人遊政策及將於九月開幕的迪士尼樂園帶動下，本港旅遊業發展將更蓬勃。

集團旗下三間酒店於期內表現令人鼓舞，整體平均入住率逾百分之九十二，房租亦有滿意增長。位於國際金融中心的四季酒店預計於二零零五年九月開業，集團另有兩間具市場領導地位的新酒店即麗嘉酒店及 W Hotel 正在興建中，亦是九龍站第五、六及七期發展項目其中一部分。

電訊及資訊科技

數碼通

儘管市場競爭激烈，數碼通仍錄得滿意業績。憑著勝人一籌的產品及服務、卓越網絡質素和無可比擬的顧客服務，該公司不斷完善客戶組合，流動電話服務收入穩定上升，而數據服務客戶使用量及收入亦同時錄得令人鼓舞的增長。

數碼通於二零零四年十二月推出第三代流動電話服務，並夥拍 Vodafone 進一步加強顧客服務及競爭優勢。集團對數碼通的未來業務前景充滿信心，並會繼續持有其股權作長線投資。

新意網

回顧期內新意網繼續録得盈利，截至二零零四年十二月三十一日止六個月純利為港幣四千一百五十萬元。該公司核心業務互聯優勢數據中心，憑優質設施，繼續成功吸納高質素的本地及跨國客戶，出租率得以穩定上升。該公司的財務狀況保持強勁，持有現金及有息證券約港幣十三億元。新意網尋求加強核心業務，致力全年業績保持盈利。

運輸及基建

九龍巴士

儘管受車票優惠及西鐵通車後乘客流失的影響，九龍巴士(九巴)在不斷悉力提高生產力和效率、以及嚴格執行成本控制下，仍然取得令人滿意的成績。該公司的重建項目前荔枝角車廠，將提升至豪宅水平，以充分發揮物業的價值。九巴在內地投資運輸業務進展理想，並將繼續尋求商機擴展核心業務至國內。九巴附屬公司路訊通集團持續以集中在大中華地區提供媒體銷售及廣告服務，作為其業務重心。

其他基建業務

回顧期內，集團行使優先購買權向股東購入亞洲貨櫃碼頭百分之二十八點五股權後，持有該碼頭股權增加至百分之五十七。增持股權乃是集團一項擴展物流業務的策略性部署，惟其後集團接獲具特別吸引力的條件洽購全數亞洲貨櫃碼頭的權益，遂於二零零四年十二月，悉數出售百分之五十七的股權，獲利約港幣十四億元。

威信集團於回顧期內表現令人滿意，內河碼頭及機場空運中心運作暢順，而三號幹線(郊野公園段)的交通流量保持穩定。集團所有基建項目均集中在香港，長遠帶來穩定現金收益及良好回報，集團將所有基建項目權益持作長線投資。

中國內地業務

隨著國內經濟蓬勃發展，集團在內地的地產業務表現出色。上海中環廣場寫字樓及商場均全部租出，租金亦同時有所增加。北京新東安市場的寫字樓出租率達百分之九十七，集團正將其商場重新定位及計劃進行大型翻新，以迎合顧客口味的轉變，更為掌握二零零八年北京奧運會而衍生的商機。上海陸家嘴金融貿易區的發展項目將興建寫字樓、酒店及商場，規劃已進入最後階段。

集團財務

集團財務狀況穩健，維持低借貸比率及高利息倍數比率。淨債項與股東權益比率維持於百分之九點六的低水平，部分原因為集團於二零零四年十二月出售集團持有亞洲貨櫃碼頭權益而獲得港幣二十三億元的現金收入，以及來自其他業務的穩定收入。

集團於二零零五年二月成功自行籌組一項為期五年的循環銀團貸款，市場反應熱烈。該項港幣一百二十六億元的貸款，融資成本甚具競爭力，具市場指標作用，部分款項將用作一般營運資金及償還部分現有借貸。集團擁有充裕的未動用貸款額，為未來業務發展備用，所有借貸均無抵押，集團將於適當時機延長借貸年期。

二零零四年九月，集團獲穆迪將長期外幣信貸評級由 A2 提升至 A1，並將前景評為穩定，除反映地產市道復甦外，更彰顯集團的財務實力與穩健業務策略。該評級是香港地產公司中最高評級，並與香港政府評級相同。

顧客服務

集團悉力為客戶提供卓越服務及生活各種便利，旗下成員公司啟勝管理服務有限公司及康業服務有限公司，為住戶提供專業物業管理服務，並贏取多項優質服務及園藝設計的獎項。

新地會有效地促進與客戶的雙向溝通，為二十萬名會員適時傳遞集團旗下物業最新資訊。該會將推出一項嶄新會籍，以加強客戶的歸屬感及推廣新樓盤銷售。

企業管治

集團的核心管理信念是恪守良好企業管治，並悉力按照國際標準制訂企業管治守則。多年來集團透過高效能的董事局、高透明度的消息發放及積極與投資界保持關係，實踐高水平的企業管治。

集團竭力推行優質管理及良好企業管治，廣泛獲得國際知名財經雜誌認同，於二零零四年獲 *Asiamoney* 雜誌選為亞洲管理最佳公司及香港企業管治最佳公司第一名，同年亦被 *Euromoney* 雜誌推選為香港管理最佳地產公司第一名。

企業公民

履行良好企業公民業務是集團企業文化重要一環，除積極捐助多項慈善及文化項目外，亦熱心參與社會公益活動。集團極重視人才，並透過多元化培訓及發展課程，為員工提供全面發揮潛能的機會。員工亦獲分享近期香港經濟復甦的成果，按表現派發具競爭力的報酬。

集團視推廣環保為另一主要任務，並將這信念全面融入業務範疇，包括採用環保建築設計及物料，以締造綠色生活環境，所付出的努力獲得各界廣泛肯定。

展望

儘管受油價波動及美息穩步調升影響，今年全球經濟發展動力預料可保持平穩。縱然國內仍執行選擇性緊縮措施，內地經濟可望軟著陸，並有令人鼓舞增長。長遠而言，內地經濟將持續向好，集團對內地的投資項目充滿信心。

外圍經濟環境相對穩定，加上美元疲弱，有助帶動外部需求。中央政府繼續實行有利措施，加上迪士尼樂園將於本年稍後開幕和消費信心回升，均有助今年香港經濟健康發展。

在供求利好情況下，本港住宅市場將繼續表現理想。就業市場情況持續改善，市民收入亦有溫和增加，加上預期通脹重現及按揭貸款簡便，私人住宅的需求將會持續殷切。即使息口會上升，置業者按揭供款能力仍相當強，而未來數年新落成單位亦預期繼續下降。

集團長遠將維持可供銷售住宅物業高落成量，同時透過不同渠道吸納新物業發展土地，包括轉換農地用途、土地拍賣及招標等。旗下項目將提供各類單位組合，配合時尚及嶄新設計，滿足顧客喜好的轉變，並會繼續為未來項目而強化其優質品牌。

集團新租約和現有租戶續約預料會錄得更高租金，使整體零售物業租金收入增加。香港作為中國的門檻，更緊密經貿關係安排及更多內地企業到港設立辦事處，長遠將支持寫字樓需求增加。集團將繼續透過定期翻新旗下商場及寫字樓，進一步加強物業的租值和吸引力。

集團將於未來九個月推出預售的主要住宅項目包括九龍站凱旋門、奧運站發展計劃第三期、將軍澳豪庭及山頂施勳道8號。預售樓宇收益及租金收入將進一步加強集團的財務實力。

計劃於本財政年度落成的物業已售出約百分之六十五，預期香港整體物業市道全面復甦，如無不可預測情況，集團本財政年度業績將有令人鼓舞表現。

致謝

集團於二零零四年九月委任葉迪奇先生為獨立非執行董事及集團審核委員會成員，葉先生經驗豐富，擁有廣博商業知識，對集團未來業務發展將有莫大裨益。

本人謹藉此機會對董事局同寅之英明領導及全體員工努力不懈的工作表現，深表謝意。

郭炳湘
主席兼行政總裁

香港，二零零五年三月三日

綜合損益賬

截至二零零四年十二月三十一日止六個月(以港幣百萬元計)

	說明	(未經審核) 截至十二月三十一日止 六個月 二零零四年	二零零三年
營業額	2(a)	11,278	8,703
銷售成本及營運支出		(6,534)	(5,076)
毛利		4,744	3,627
其他收入		322	379
銷售及推銷費用		(449)	(328)
行政費用		(521)	(516)
營業溢利	2(a)	4,096	3,162
財務支出		(81)	(106)
財務收入		35	24
淨財務支出	3	(46)	(82)
出售長期投資項目溢利	4	1,886	39
所佔聯營公司溢利減虧損		185	153
所佔共同控制公司溢利減虧損		211	203
	2(b)	396	356
稅前溢利	5	6,332	3,475
稅項	6	(642)	(491)
除稅後溢利		5,690	2,984
少數股東權益		(141)	(144)
可撥歸股東溢利		5,549	2,840
建議派發中期股息		1,680	1,441
(以港幣為單位)			
每股溢利	7		
基本		$2.31	$1.18
攤薄後		$2.31	N/A
每股中期息		$0.70	$0.60

綜合資產負債表

於二零零四年十二月三十一日(以港幣百萬元計)

	說明	(未經審核) 二零零四年 十二月三十一日	(經審核) 二零零四年 六月三十日
非流動資產			
固定資產	8	98,843	98,839
聯營公司		2,475	2,581
共同控制公司		18,392	18,472
長期投資項目	9	6,703	6,617
應收放款	10	1,614	1,545
待發展土地		15,735	10,415
		143,762	138,469
流動資產			
存貨		19,129	20,153
業務及其他應收賬項	11	3,192	4,681
短期投資項目		1,700	1,318
銀行結存及存款		8,092	7,207
		32,113	33,359
流動負債			
銀行及其他借項		(346)	(1,078)
業務及其他應付賬項	12	(8,408)	(8,559)
已收取售樓訂金		(1,064)	(777)
稅項		(2,725)	(2,971)
		(12,543)	(13,385)
流動資產淨值		19,570	19,974
資產總額減流動負債		163,332	158,443
非流動負債			
銀行及其他借項		(20,947)	(18,870)
遞延稅項		(1,493)	(1,393)
		(22,440)	(20,263)
少數股東權益		(2,892)	(2,941)
資產淨值		138,000	135,239
資本及儲備			
股本	13	1,201	1,201
資本溢價及儲備金		135,119	131,517
建議派發中期股息		1,680	–
建議派發末期股息		–	2,521
股東權益		138,000	135,239

簡明綜合現金流量表

截至二零零四年十二月三十一日止六個月(以港幣百萬元計)

	(未經審核) 截至十二月三十一日止 六個月	
	二零零四年	二零零三年
經營業務之現金流入淨額	5,477	4,110
投資活動之現金支出淨額	(3,140)	(1,275)
融資活動之現金支出淨額		
一 提取/(償還)銀行及其他借項淨額	1,322	(57)
一 支付股東股息	(2,521)	(2,401)
一 支付少數股東股息	(104)	(1,082)
一 其他	(183)	(257)
	(1,486)	(3,797)
現金及現金等值項目增加/(減少)	851	(962)
期初結存之現金及現金等值項目	6,823	8,447
期末結存之現金及現金等值項目	7,674	7,485
期末結存現金及現金等值項目分析		
銀行存款	7,684	7,557
銀行結存及現金	408	341
銀行透支	(81)	(78)
	8,011	7,820
減:抵押銀行存款	(337)	(335)
	7,674	7,485

簡明綜合權益變動表

截至二零零四年十二月三十一日止六個月（以港幣百萬元計）

	（未經審核）截至十二月三十一日止六個月	
	二零零四年	二零零三年
期初權益總額	135,239	120,651
沒有在綜合損益賬內確認之淨虧損		
— 在物業重估儲備扣除之遞延稅項	–	(3)
— 外國公司換算財務報表之換算差價	(1)	–
期內可撥歸股東溢利	5,549	2,840
行使購股權所得	4	–
出售共同控制公司轉撥之商譽	(20)	–
出售附屬公司持有之投資物業已變現(盈餘)/虧損轉往損益賬	(250)	19
支付末期股息	(2,521)	(2,401)
期末權益總額	138,000	121,106

中期財務報表賬項說明

（以港幣百萬元計）

1. 編製基準

本集團之簡明中期財務報表已採用由香港會計師公會所頒佈之會計實務準則第二十五條「中期財務報告」及香港聯合交易所有限公司上市規則附錄十六有關資料披露所編製而成。所使用之會計政策與編製截至二零零四年六月三十日止年度之全年財務報表所用者相同。

本簡明中期財務報表未經審核，但已由審核委員會作出審閱。

2. 分部業績

(a) 本公司及附屬公司

本集團按業務分類的營業額及財務支出前之營業溢利貢獻，分析如下:

	營業額 截至十二月三十一日止 六個月		財務支出前之營業溢利 截至十二月三十一日止 六個月	
	二零零四年	二零零三年	**二零零四年**	二零零三年
物業				
物業銷售	**5,130**	3,019	**1,483**	534
租金收入	**2,492**	2,489	**1,854**	1,852
	7,622	5,508	**3,337**	2,386
酒店經營	**341**	301	**135**	115
電訊	**1,830**	1,549	**242**	243
其他業務	**1,485**	1,345	**330**	288
	11,278	8,703	**4,044**	3,032
其他收入			**322**	379
未分配的行政費用			**(270)**	(249)
營業溢利			**4,096**	3,162

其他業務包括來自物業管理、停車場及運輸基建管理、物流業務、建築、金融服務、互聯網基建及輔強服務的收入及利潤。

其他收入主要包括來自債券及其他投資的收益。

集團在香港以外的業務以營業額及營業溢利計少於百分之十。

(以港幣百萬元計)

2. 分部業績(續)

(b) 聯營公司及共同控制公司

本集團所佔聯營公司及共同控制公司溢利減虧損,按業務分類的分析如下:

	所佔稅前溢利減虧損 截至十二月三十一日止 六個月	
	二零零四年	二零零三年
物業		
物業銷售	53	51
租金收入	172	123
	225	174
其他業務	243	276
營業溢利	468	450
財務支出	(72)	(94)
稅前溢利	396	356

(c) 本集團及所佔聯營公司及共同控制公司溢利的合併業績,按業務分類的分析如下:

	所佔稅前溢利 截至十二月三十一日止 六個月	
	二零零四年	二零零三年
物業		
物業銷售	1,536	585
租金收入	2,026	1,975
	3,562	2,560
酒店經營	135	115
電訊	242	243
其他業務	573	564
其他收入	322	379
未分配的行政費用	(270)	(249)
淨財務支出		
一 集團	(46)	(82)
一 聯營公司及共同控制公司	(72)	(94)
出售長期投資項目溢利	1,886	39
稅前溢利	6,332	3,475

3. 淨財務支出

	截至十二月三十一日止六個月	
	二零零四年	二零零三年
利息支出		
銀行借款及透支	87	117
須於五年內全數償還之其他借項	29	37
不須於五年內全數償還之其他借項	11	17
	127	171
減: 撥作資本性支出之部份	(46)	(65)
	81	106
銀行存款利息收入	(35)	(24)
	46	82

4. 出售長期投資項目溢利

	截至十二月三十一日止六個月	
	二零零四年	二零零三年
出售共同控制公司權益溢利(註)	1,646	—
出售長期投資項目溢利	240	39
	1,886	39

註: 此為集團出售 Asia Container Terminals Holdings Limited 的投資利潤港幣十四億一千四百萬元及出售一間從事消費信貸業務的合營公司利潤港幣二億三千二百萬元。

5. 稅前溢利

	截至十二月三十一日止六個月	
	二零零四年	二零零三年
稅前溢利已扣減/(計入):		
物業銷售成本	3,236	2,348
其他存貨銷售成本	501	316
折舊	302	303
上市及非上市公司股息收入	(45)	(34)
上市及非上市債務證券利息收入	(145)	(192)
有市價證券已變現及未變現之淨持有利益	(68)	(92)

6. 稅項

	截至十二月三十一日止六個月	
	二零零四年	二零零三年
本公司及附屬公司		
香港利得稅	469	327
中國所得稅	1	—
遞延稅項	100	86
	570	413
應佔稅項		
聯營公司	31	43
共同控制公司	41	35
	642	491

香港利得稅根據本年預算須課稅溢利按17.5%(二零零三年: 17.5%)計算。中國所得稅以中國適用稅率計算。

7. 每股溢利

每股基本及攤薄後溢利是以可撥歸股東溢利港幣五十五億四千九百萬元(二零零三年:港幣二十八億四千萬元)計算。

每股基本溢利是按期內已發行加權平均股數二十四億九十三萬八千八百六十二股(二零零三年:二十四億九十萬七千三百六十二股)計算。攤薄後每股溢利是按期內已發行加權平均股數二十四億一百零七萬一千三百八十五股及假設所有尚餘購股權在被視作沒有作價下行使時的加權平均股數十三萬二千五百二十三股計算。

截至二零零三年十二月三十一日期內因沒有潛在具攤薄性的普通股,因此沒有呈列攤薄後的每股溢利。

8. 固定資產

期內增加的固定資產總額為港幣十二億九千五百萬元。出售的固定資產,其賬面淨值為港幣十一億三千四百萬元。

9. 長期投資項目

	二零零四年 十二月三十一日	二零零四年 六月三十日
持有至到期之海外上市債務證券	4,489	4,249
持有至到期之香港上市債務證券	117	95
持有至到期之非上市債務證券	790	901
海外上市公司股本證券	105	163
香港上市公司股本證券	778	784
非上市公司股本證券	393	393
	6,672	6,585
應收投資公司往來款	31	32
	6,703	6,617
市值		
海外上市	5,145	4,986
香港上市	1,240	902
	6,385	5,888

10. 應收放款

	二零零四年 十二月三十一日	二零零四年 六月三十日
應收按揭放款	1,676	1,612
減: 已列入流動資產於一年內收取之金額	(62)	(67)
	1,614	1,545

應收按揭放款以物業為抵押，及於資產負債表結算日二十年內依不同年期，每月分期還款。

11. 業務及其他應收賬項

買家需按照買賣合約條文而繳交售出物業之樓價。出租物業每月租金由租戶預先繳納，而其他貿易應收賬按個別合約繳款條文繳付其賬項。

包括在業務及其他應收賬款內的應收貿易賬項為港幣十五億五千六百萬元(二零零四年六月三十日：港幣二十九億四千二百萬元)，其賬齡為：少於六十天佔百分之八十四，六十一至九十天佔百分之四，而超過九十天為百分之十二 (二零零四年六月三十日分別為百分之九十，百分之二及百分之八)。

12. 業務及其他應付賬項

包括在業務及其他應付賬項內的應付貿易賬為港幣六億六千五百萬元(二零零四年六月三十日:港幣六億二千五百萬元),其賬齡為:少於六十天佔百分之五十七,六十一至九十天佔百分之七,而超過九十天為百分之三十六(二零零四年六月三十日分別為百分之五十,百分之五及百分之四十五)。

13. 股本

	股數百萬股	總數
法定:		
每股面值港幣五角之普通股		
期初及期末	2,900	1,450
已發行及繳足:		
每股面值港幣五角之普通股		
期初	2,401	1,201
行使購股權發行之六萬股	–	–
期末	2,401	1,201

14. 購股權計劃

在前購股權計劃下,期內用以認購本公司普通股的購股權變動如下:

授出日期	行使價	行使期限	於二零零四年七月一日	期內行使	期內失效	於二零零四年十二月三十一日
二零零零年二月十五日	港幣 70 元	15.2.2001 至 14.2.2005	810,000	–	–	810,000
二零零一年七月十六日	港幣 70 元	16.7.2002 至 15.7.2006	1,950,000	(60,000)	(12,000)	1,878,000
			2,760,000	(60,000)	(12,000)	2,688,000

於二零零四年十二月三十一日止六個月期內,在二零零四年十一月二十九日及二零零四年十二月二十四日以行使價港幣七十元行使購股權分別認購本公司三萬六千股及二萬四千股。在行使當日每股收市價分別為港幣七十九元及港幣七十七元二角五分。於二零零三年十二月三十一日止六個月期內並無購股權被行使。

(以港幣百萬元計)

15. 關連人士交易

以下是本集團與關連人士於期內進行的重大交易撮要，該些交易是在與其他客戶及供應商相似的條件及市場價格下進行的。

	聯營公司 截至十二月三十一日止 六個月		共同控制公司 截至十二月三十一日止 六個月	
	二零零四年	二零零三年	二零零四年	二零零三年
利息收入	–	3	27	33
租金收入	3	2	–	1
租金支出	–	–	8	7
提供服務之其他收入	104	19	75	163
貨物購置及服務	–	–	65	89

16. 或然負債及承擔項目

本集團尚未列入綜合賬內之或然負債及承擔項目如下:

	二零零四年 十二月三十一日	二零零四年 六月三十日
(a) 固定資產之資本承擔		
已簽約但未在賬目中備付	2,879	3,015
已批准但未簽約	347	746
(b) 投資項目之資本承擔		
已簽約但未在賬目中備付	86	129
(c) 本集團應佔合營項目之資本承擔		
已簽約但未在賬目中備付	602	852
已批准但未簽約	24	271

(d) 就銀行及財務機構給予共同控制公司的借款所作的保證承擔港幣四十一億八千九百萬元(二零零四年六月三十日：港幣四十七億五百萬元)及其他擔保港幣三億一千三百萬元(二零零四年六月三十日：港幣一億五千二百萬元)。

(以港幣百萬元計)

17. 金融票據

以下是集團於資產負債表當日未到期的利率掉期合約(用以掉換為浮息債項)及貨幣掉期合約(用以對沖償還美元債項本金)細節：

	名義本金	
	二零零四年十二月三十一日	二零零四年六月三十日
利率掉期合約		
– 少於一年	–	800
– 一至五年	1,400	1,250
– 多於五年	250	400
	1,650	2,450
貨幣掉期合約		
– 多於五年	234	234

業績檢討

本集團截至二零零四年十二月三十一日止六個月可撥歸股東溢利為港幣五十五億四千九百萬元，較去年同期港幣二十八億四千萬元增加百分之九十五。期內每股溢利為港幣二元三角一仙，去年同期為港幣一元一角八仙，增幅一致。溢利顯著增長主要來自較高物業銷售及邊際利潤及出售長期投資項目的特殊溢利，包括出售 Asia Container Terminals Holdings Limited 溢利貢獻為港幣十四億一千四百萬元。

銷售及推銷費用為港幣四億四千九百萬元，較去年同期港幣三億二千八百萬元增加百分之三十七，主要增加來自物業銷售及數碼通 3G服務開業市場推廣的活動。

財務來源及流動資本

(a) 本集團財政狀況保持強勁，維持低負債比率及高利息倍數比率。期內營業溢利為未撥作資本性支出前淨利息支出的四十四點五倍，去年同期為二十一點五倍。以於二零零四年十二月三十一日股東權益港幣一千三百八十億元及淨債項港幣一百三十二億一百萬元計算，負債比率為百分之九點六，而二零零四年六月三十日為百分之九點四。

(b) 本集團於二零零四年十二月三十一日的所有借款總額港幣二百一十二億九千三百萬元均無抵押，其到期組合如下：

	二零零四年十二月三十一日 港幣百萬元	二零零四年六月三十日 港幣百萬元
償還期為 ：		
一年內	346	1,078
一年後及兩年內	4,285	3,224
兩年後及五年內	9,178	11,012
五年後	7,484	4,634
借款總額	21,293	19,948
銀行存款及現金	8,092	7,207
淨債項	13,201	12,741

(c) 本集團因擁有龐大以港元為主的資產基礎及業務現金流量，故沒有重大的外匯風險。

(d) 本集團借款主要以浮息計算。本集團亦經常密切監察此安排，如適合時，利用利率掉期合約對冲風險。

(e) 於二零零四年十二月三十一日，本集團的未到期利率掉期合約(用以掉換為浮息債項)總值港幣十六億五千萬元，及貨幣掉期合約(用以對冲償還美元債項本金)港幣二億三千四百萬元。

資產抵押

於二零零四年十二月三十一日，本集團附屬公司數碼通電訊集團有限公司抵押部份銀行存款總額港幣三億三千七百萬元，作為保證銀行為第三代流動電話牌照及其他擔保作出履約保證。

或然負債

於二零零四年十二月三十一日，本集團的或然負債是關於銀行給予共同控制公司借款所作保證承擔及其他擔保總額港幣四十五億二百萬元(二零零四年六月三十日：港幣四十八億五千七百萬元)。

董事及行政總裁之權益

於二零零四年十二月三十一日，根據《證券及期貨條例》第XV部所規定，董事及行政總裁等於本公司及其相關法團之股份、股本衍生工具、相關股份及債權證中的權益及淡倉之詳情如下：

1. 本公司股份及相關股份好倉權益：

董事姓名	個人	配偶或18歲以下之子女	公司	其他	股本衍生工具(購股權)	總數	佔已發行股份百分比
郭炳湘	—	—	—	1,078,322,522[1]	75,000	1,078,397,522	44.91
李兆基	486,340	—	343,000[2]	—	—	829,340	0.03
郭炳江	1,901,281	304,065	—	1,076,372,214[1]	75,000	1,078,652,560	44.92
郭炳聯	—	—	—	1,079,515,895[1]	75,000	1,079,590,895	44.96
盧超駿	137,273	62,117	—	—	—	199,390	0
羅景雲	20,000	70,267	—	—	—	90,267	0
陳啓銘	41,186	—	—	—	75,000	116,186	0
陳鉅源	—	66,000	126,500	—	225,000	417,500	0.01
鄺　準	702,722	339,358	—	—	75,000	1,117,080	0.04
黃奕鑑	70,904	—	—	—	225,000	295,904	0.01
黃植榮	120,999	—	—	—	225,000	345,999	0.01
胡家驃(胡寶星之替代董事)	—	1,000	—	—	—	1,000	0

附註：

1. 此等權益(按《證券及期貨條例》而言)視作郭炳湘先生、郭炳江先生及郭炳聯先生之權益。於此股權中，1,056,338,347股屬相同權益，並因此重覆計算為該三位董事之權益。

2. 李兆基博士被視為透過Superfun Enterprises Limited (「Superfun」) 擁有343,000 股權益。Superfun乃香港中華煤氣有限公司(「煤氣」)之全資附屬公司。而恒基兆業發展有限公司(「恒發」)擁有「煤氣」36.91%權益。而「恒發」中之73.48%實由一間由恒基兆業地產有限公司(「恒地」)全資持有之Kingslee S.A.擁有。恒基兆業有限公司(「恒兆」)擁有「恒地」61.87%權益。Hopkins (Cayman) Limited為一單位信託(「單位信託」)之受託人，「單位信託」實益擁有「恒兆」股本中所有已發行之普通股份。Rimmer (Cayman) Limited (「Rimmer」) 及Riddick (Cayman) Limited (「Riddick」)為信託人之數個酌情信託則持有「單位信託」內之信託單位。而李兆基博士實益擁有Rimmer及Riddick所有已發行股份。故根據《證券及期貨條例》而言，李兆基博士被視為擁有上述343,000股權益。

2. 相聯法團之股份及相關股份好倉權益：

a. 新意網集團有限公司：

董事姓名	個人	其他	股本衍生工具（購股權）	總數	佔已發行股份百分比
郭炳湘	—	1,070,000*	318,334	1,388,334	0.06
郭炳江	—	1,070,000*	318,334	1,388,334	0.06
郭炳聯	—	1,742,500*	601,666	2,344,166	0.11
陳啓銘	115,000	—	—	115,000	0
陳鉅源	—	—	350,000	350,000	0.01
鄺 準	300,000	—	—	300,000	0.01
黃奕鑑	100,000	—	300,000	400,000	0.01
黃植榮	109,000	—	—	109,000	0

*附註：

此等權益（按《證券及期貨條例》而言）視作郭炳湘先生、郭炳江先生及郭炳聯先生之權益。於此股權中，1,070,000股屬相同權益，並因此重覆計算為該三位董事之權益。

b. 數碼通電訊集團有限公司：

董事姓名	其他	佔已發行股份百分比
郭炳聯	2,237,767	0.38

c. 九龍巴士控股有限公司：

董事姓名	個人	佔已發行股份百分比
郭炳湘	61,522	0.01
郭炳聯	393,350	0.09
鍾士元	18,821	0

d. **郭炳湘先生、郭炳江先生及郭炳聯先生於下列相聯法團之股份中，各自持有以下權益：**

相聯法團名稱	個人	透過法團持有	透過法團持有佔已發行股份百分比	法團實則持有	實則持有佔已發行股份百分比
暉卓有限公司	10	—	—	—	10
儲善有限公司	10	—	—	—	10
Splendid Kai Limited	—	2,500*	25	1,500	15
Hung Carom Company Limited	—	25*	25	15	15
Tinyau Company Limited	—	1*	50	1	50
舉捷有限公司	—	8*	80	4	40

*附註：

該等證券由郭炳湘先生、郭炳江先生及郭炳聯先生擁有可在股東大會上行使三分之一或以上投票權之法團持有，此等權益(按《證券及期貨條例》而言)視作郭炳湘先生、郭炳江先生及郭炳聯先生之權益。於此股權中屬相同權益，並因此重覆計算為該三位董事之權益。

e. **李兆基博士於下列相關法團之股份中，持有以下公司權益：**

相聯法團名稱	總數	佔已發行股份百分比
毅博有限公司	2[2]	50
Billion Ventures Limited	1[3]	50
中環建築有限公司	1[4]	50
Central Waterfront Property Holdings Limited	95[5]	95
Central Waterfront Property Investment Holdings Limited	50[6]	50
CWP Limited	1[7]	50
日威發展有限公司	100[8]	25
新輝－裕民聯營建築有限公司	1[9]	50
裕運(香港)有限公司	1[10]	50
Fullwise Finance Limited	2[11]	50
金騏有限公司	1[12]	50
翠玉地產資源有限公司	1[13]	25
Joy Wave Development Limited	1[14]	50
嘉樂威有限公司	2,459[15]	24.59
美福發展有限公司	3,050[16]	33.33
New Treasure Development Limited	1[17]	25
半島豪庭管理服務有限公司	1[18]	50
盛意發展有限公司	1[19]	25
星際發展有限公司	1[20]	33.33
捷寶財務有限公司	1[21]	50
添富利物業有限公司	4,918[22]	49.18
紅磡建築有限公司	1[23]	50
旋高發展有限公司	1[24]	50
旋高工程管理有限公司	1[25]	50
World Space Investment Limited	4,918[26]	49.18

*附註：

1. 李兆基博士被視為透過Superfun Enterprises Limited（「Superfun」）擁有343,000 股權益。Superfun乃香港中華煤氣有限公司（「煤氣」）之全資附屬公司。而恒基兆業發展有限公司（「恒發」）擁有「煤氣」36.91%權益。而「恒發」中之73.48%實由一間由恒基兆業地產有限公司（「恒地」）全資持有之Kingslee S.A.擁有。恒基兆業有限公司（「恒兆」）擁有「恒地」61.87%權益。Hopkins (Cayman) Limited為一單位信託（「單位信託」）之受託人，「單位信託」實益擁有「恒兆」股本中所有已發行之普通股份。Rimmer (Cayman) Limited （「Rimmer」）及Riddick (Cayman) Limited（「Riddick」）為信託人之數個酌情信託則持有「單位信託」內之信託單位。而李兆基博士實益擁有Rimmer及Riddick所有已發行股份。故根據《證券及期貨條例》而言，李兆基博士被視為擁有上述343,000股權益。

2. 李兆基博士被視為透過裕運（香港）有限公司（「裕運」）擁有2股權益。「裕運」為「恒地」全資持有之Masterland Limited全資擁有。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

3. 李兆基博士被視為透過 Chico Investment Limited（「Chico」）擁有1股權益。Chico為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

4. 李兆基博士被視為透過裕民建築有限公司（「裕民」）擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

5. 李兆基博士被視為透過 Central Waterfront Property Investment Holdings Limited（「Central Waterfront」）擁有95股權益。Central Waterfront 被Primeland Investment Limited （「Primeland」）持有其50% 權益，而Primeland 則被Starland International Limited（「Starland」）持有其68.42% 權益，Starland為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

6. 李兆基博士被視為透過 Primeland Investment Limited（「Primeland」）擁有50股權益。Starland International Limited（「Starland」）「恒地」之全資附屬公司，持有Primeland 68.42% 權益。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

7. 李兆基博士被視為透過 Starland International Limited（「Starland」）擁有1股權益。Starland 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

8. 李兆基博士被視為透過兆權發展有限公司（「兆權」）擁有100股權益。「兆權」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

9. 李兆基博士被視為透過裕民建築有限公司（「裕民」）擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

10. 李兆基博士被視為透過Masterland Limited（「Masterland」） 擁有1股權益。Masterland 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

11. 李兆基博士被視為透過裕運（香港）有限公司（「裕運」）擁有2股權益。Masterland Limited（「Masterland」）為「恒地」之全資附屬公司，持有「裕運」 50% 權益。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

12. 李兆基博士被視為透過Atex Resources Limited（「Atex」）擁有1股權益。Atex為「恒地」全資持有之Mightymark Investment Limited全資擁有。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

13. 李兆基博士被視為透過Citiplus Limited（「Citiplus」）擁有1股權益。Citiplus 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

14. 李兆基博士被視為透過裕民建築有限公司（「裕民」）擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

15. 李兆基博士被視為透過 Chico Investment Limited（「Chico」）擁有 2,459股權益。Chico為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

16. 李兆基博士被視為透過 Quickcentre Properties Limited（「Quickcentre」）擁有3,050股權益。Quickcentre 被恒基（中國）投資有限公司（「恒基（中國）投資」）持有其50% 權益，「恒基（中國）投資」被Andcoe Limited（「Andcoe 」）全資擁有，Andcoe 則為恒基中國集團有限公司（「恒基中國集團」）之全資附屬公司。Brightland Enterprises Limited（「Brightland」）則持有「恒基中國集團」65.32% 權益，Brightland為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

17. 李兆基博士被視為透過Citiplus Limited(「Citiplus」)擁有1股權益。Citiplus 為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

18. 李兆基博士被視為透過偉邦物業管理有限公司(「偉邦」)擁有1股權益。「偉邦」為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

19. 李兆基博士被視為透過Citiplus Limited (「Citiplus」)擁有1股權益。Citiplus 為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

20. 李兆基博士被視為透過恒基兆業發展有限公司(「恒發」)擁有1股權益。「恒發」由Kingslee S.A.(「Kingslee」)持有73.48% 權益,而Kingslee 為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

21. 李兆基博士被視為透過康翠發展有限公司(「康發」)擁有1股權益。「康發」為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

22. 李兆基博士被視為透過Billion Ventures Limited(「Billion」)擁有4,918股權益。Billion 由Chico Investment Limited(「Chico」)持有50% 權益,而 Chico 為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

23. 李兆基博士被視為透過裕民建築有限公司(「裕民」)擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

24. 李兆基博士被視為透過Dandy Investments Limited (「Dandy」)擁有1股權益。Dandy 為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

25. 李兆基博士被視為透過Dandy Investments Limited (「Dandy」)擁有1股權益。Dandy 為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

26. 李兆基博士被視為透過Billion Ventures Limited (「Billion」)擁有4,918股權益。Billion 由Chico Investment Limited(「Chico」)持有50% 權益,而 Chico 為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

本公司董事及行政總裁於本公司及其相關法團之購股權(亦被視為以實物交收非上市證券衍生工具)已詳列於下文「購股權計劃」部分。

除以上所披露外,於二零零四年十二月三十一日,並無董事及行政總裁,根據《證券及期貨條例》第XV部之第7及第8分部,被視為於本公司及其相關法團之股份、股本衍生工具、相關股份及債權證及淡倉中持有權益,而須記錄在根據《證券及期貨條例》第352條或須知會本公司及根據「上市規則」之上市公司董事進行證券交易的標準守則而須知會聯交所。

購股權計劃

1. 本公司之購股權計劃

根據本公司曾於一九九七年十一月二十日採納的購股權計劃(「前購股權計劃」),自採納有關計劃以來,本公司已分別於二零零零年二月十五日及二零零一年七月十六日授出購股權二次。所有上述已授出並獲接納的購股權,於授出日期第二年可行使最多三分之一,於授出日期第三年可行使最多三分之二,並於授出日期第四及第五年內隨時可行使全數或部分購股權。此後該購股權將期滿失效。

本公司於二零零二年十二月五日舉行之股東特別大會上，為遵守「上市規則」第十七章新修訂條文之規定，已動議通過採納新購股權計劃(「新購股權計劃」)、及終止「前購股權計劃」之決議案。本公司不得再根據「前購股權計劃」授出購股權。然而，根據此計劃授出的上述尚未行使購股權，如上一段所述，將須繼續受此股權計劃的條文及「上市規則」第十七章新修訂的條文規管。自採納「新購股權計劃」以來，並未有任何人士獲授予此計劃之購股權。

董事及行政總裁於二零零四年十二月三十一日之「前購股權計劃」之購股權數目結餘情況，詳列如下：

			購股權數目					
董事姓名	授出日期	行使價(港元)	於二零零四年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷/失效	於二零零四年十二月三十一日之結餘	
郭炳湘	16.7.2001	70.00	75,000	—	—	—		75,000
郭炳江	16.7.2001	70.00	75,000	—	—	—		75,000
郭炳聯	16.7.2001	70.00	75,000	—	—	—		75,000
陳啓銘	16.7.2001	70.00	75,000	—	—	—		75,000
陳鉅源	15.2.2000	70.00	150,000	—	—	—	150,000	
	16.7.2001	70.00	75,000	—	—	—	75,000	225,000
鄺 準	16.7.2001	70.00	75,000	—	—	—		75,000
黃奕鑑	15.2.2000	70.00	150,000	—	—	—	150,000	
	16.7.2001	70.00	75,000	—	—	—	75,000	225,000
黃植榮	15.2.2000	70.00	150,000	—	—	—	150,000	
	16.7.2001	70.00	75,000	—	—	—	75,000	225,000

除以上披露之有關董事及行政總裁購股權外，於二零零四年十二月三十一日止之六個月內，按《僱傭條例》所指的「連續合約」工作的僱員的「前購股權計劃」之購股權情況，總列如下：

		購股權數目					
授出日期	行使價(港元)	於二零零四年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷/失效	於二零零四年十二月三十一日之結餘	
15.2.2000	70.00	360,000	—	—	—	360,000	
16.7.2001	70.00	1,350,000	—	60,000*	12,000	1,278,000	1,638,000

*附註：於緊接行使購股權日期前之加權平均收市價為每股港幣78.30元。

除上述獲授「前購股權計劃」之購股權的人士外，本公司並無授出該購股權予其他人士，故無須根據香港聯合交易所有限公司之「上市規則」第17.07條作出披露。

2. 附屬公司之購股權計劃

a. 新意網集團有限公司首次公開售股前之購股權計劃

新意網集團有限公司(「新意網」)曾採納一個購股權計劃(「新意網首次公開售股前之購股權計劃」),自採納該計劃以來,新意網已根據「新意網首次公開售股前之購股權計劃」授出購股權(「新意網首次公開售股前購股權」)四次。

行使價為每股港幣10.38元之購股權可根據下列條款行使:

(i) 三分一之購股權可於二零零零年十二月三十一日起計三年內行使;
(ii) 另外三分一之購股權可於二零零一年十二月三十一日起計三年內行使;
(iii) 餘下三分一之購股權可於二零零二年十二月三十一日起計三年內行使;及
(iv) 購股權之行使時限將於二零零五年十二月三十日營業時間完畢後止。

行使價為每股港幣3.885元之購股權可根據下列條款行使:

(i) 三分一之購股權可於二零零一年十一月十五日起計三年內行使;
(ii) 另外三分一之購股權可於二零零二年十一月十五日起計三年內行使;
(iii) 餘下三分一之購股權可於二零零三年十一月十五日起計三年內行使;及
(iv) 購股權之行使時限將於二零零六年十一月十四日營業時間完畢後止。

行使價為每股港幣2.34元之購股權可根據下列條款行使:

(i) 三分一之購股權可於二零零二年三月二十日起計三年內行使;
(ii) 另外三分一之購股權可於二零零三年三月二十日起計三年內行使;
(iii) 餘下三分一之購股權可於二零零四年三月二十日起計三年內行使;及
(iv) 購股權之行使時限將於二零零七年三月十九日營業時間完畢後止。

行使價為每股港幣1.43元之購股權可根據下列條款行使:

(i) 三分一之購股權可於二零零三年七月八日起計三年內行使;
(ii) 另外三分一之購股權可於二零零四年七月八日起計三年內行使;
(iii) 餘下三分一之購股權可於二零零五年七月八日起計三年內行使;及
(iv) 購股權之行使時限將於二零零八年七月七日營業時間完畢後止。

b. 新意網集團有限公司之新購股權計劃

新意網在二零零二年十二月三日舉行之股東週年大會上動議通過採納新購股權計劃(「新意網新購股權計劃」)、及終止「新意網首次公開售股前之購股權計劃」之決議案。此安排並已獲本公司於二零零二年十二月五日之股東大會通過有關決議案批准,而正式生效。新意網不得再根據「新意網首次公開售股前之購股權計劃」授出購股權。然而,根據此計劃授出的上述尚未行使購股權,如上一段所述,將須繼續受此股權計劃的條文及香港聯合交易所有限公司之創業板(「創業板」)上市規則第二十三章的條文規管。自採納「新意網新購股權計劃」以來,新意網已授出購股權一次;該行使價為每股港幣1.59元之購股權(「新意網購股權」)可根據下列條款行使:

(i) 於二零零四年十一月二十九日起計三年內可行使最多三分一之購股權;
(ii) 於二零零五年十一月二十九日起計三年內可行使其餘但最多不超過三分二之購股權;
(iii) 於二零零六年十一月二十九日起計三年內可行使其餘或全數購股權;
(iv) 購股權之行使時限將於二零零九年十一月二十八日營業時間完畢後止。

本公司董事及行政總裁於二零零四年十二月三十一日之「新意網首次公開售股前之購股權」及「新意網購股權」數目結餘情況，詳列如下：

董事姓名	授出日期	行使價 (港元)	購股權數目 於二零零四年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷/失效	於二零零四年十二月三十一日之結餘	
郭炳湘	28.3.2000	10.38	276,667	—	—	138,333	138,334	
	7.4.2001	2.34	180,000	—	—	—	180,000	318,334
郭炳江	28.3.2000	10.38	276,667	—	—	138,333	138,334	
	7.4.2001	2.34	180,000	—	—	—	180,000	318,334
郭炳聯	28.3.2000	10.38	503,333	—	—	251,667	251,666	
	7.4.2001	2.34	350,000	—	—	—	350,000	601,666
陳鉅源	28.3.2000	10.38	340,000	—	—	170,000	170,000	
	7.4.2001	2.34	180,000	—	—	—	180,000	350,000
黃奕鑑	28.3.2000	10.38	240,000	—	—	120,000	120,000	
	7.4.2001	2.34	180,000	—	—	—	180,000	300,000

除以上披露之有關本公司董事及行政總裁購股權外，於二零零四年十二月三十一日止六個月內，按《僱傭條例》所指的「連續合約」工作的本公司僱員的「新意網首次公開售股前之購股權」及「新意網購股權」情況，總列如下：

授出日期	行使價 (港元)	購股權數目 於二零零四年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷/失效	於二零零四年十二月三十一日之結餘	
28.3.2000	10.380	1,546,667	—	—	773,334	773,333	
30.11.2000	3.885	687,500	—	—	95,833	591,667	
7.4.2001	2.340	1,200,000*	—	—	—	1,200,000	
8.7.2002	1.430	750,000	—	—	—	750,000	
29.11.2003	1.590	1,850,000	—	—	—	1,850,000	5,165,000

*附註：此數目包括了一名於二零零四年七月一日調職到本公司的前新意網僱員其30,000股購股權。

除上述獲授「新意網首次公開售股前之購股權」及「新意網購股權」人士外，本公司並無授出該購股權予其他人士，故無須根據「上市規則」第17.07條作出披露。

c. **互聯優勢有限公司之購股權計劃**

本公司另批准其附屬公司互聯優勢有限公司之購股權計劃。自採納該計劃以來，因所述之購股權並無授予本公司之任何人士，根據上市規則，無須作出任何披露。

主要股東之權益

於二零零四年十二月三十一日，根據《證券及期貨條例》第XV部所規定，除以上披露之董事及行政總裁外，以下人士持有本公司股份好倉權益：

名稱	受託人權益	公司權益	其他權益	總數	佔已發行股份百分比
HSBC International Trustee Limited	1,084,154,733	900,577	—	1,085,055,310*	44.19
Cerberus Group Limited	—	1,056,338,347	—	1,056,338,347*	43.99
Vantage Captain Limited	—	75,830,929	980,507,418	1,056,338,347*	43.99

*附註：

Vantage Captain Limited 持有權益之股份屬 Cerberus Group Limited 擁有權益之股份，而 Cerberus Group Limited擁有之股份屬HSBC International Trustee Limited擁有權益股份之組成部分。上述HSBC International Trustee Limited 持有本公司的權益，其中1,056,338,347股為前文「董事及行政總裁之權益」內第一點附註所提及之股份數目。

其他人士權益

於期內，除以上所披露董事、行政總裁及主要股東於本公司及其相關法團之股份及股本衍生工具中之權益外，並無其他人士之權益記錄在根據《證券及期貨條例》第336條須予備存的登記冊內。

購買、出售或贖回本公司上市證券

於期內，本公司或其任何附屬公司概無購買或贖回本公司之股本證券。

中期股息

董事局宣佈本公司將於二零零五年三月二十九日分派每股現金中期股息港幣七角(二零零三年：每股港幣六角)給予在二零零五年三月二十四日已登記在股東名冊上的股東。

本公司將於二零零五年三月十八日至三月二十四日止首尾兩天在內，暫停辦理股票過戶手續，已購買本公司股票人士，為確保收取股息，請將購入的股票連同過戶文件，於二零零五年三月十七日下午四時前送達香港皇后大道東一八三號合和中心十七樓香港中央證券登記有限公司辦理登記。

聯屬公司之財務資助及融資擔保

有關本集團曾向聯營公司及共同控制公司(統稱「聯屬公司」，定義詳見上市規則第十三章)提供財務資助及為其所獲融資提供擔保之總額超逾上市規則規定為8%之有關百分比率，須根據上市規則第13.22條所規定作出持續披露，惟本公司已向聯交所申請豁免並獲批准採用下列資料取代原規定之備考合併資產負債表。

截至二零零四年十二月三十一日止，聯屬公司之債務、或有負債及資本承擔資料如下：

	總金額	本集團應佔權益
	港幣百萬元	港幣百萬元
債務	66,171	29,111*
或有負債	—	—
資本承擔	1,654	626

*附註：此數額包括本集團提供之貸款及本集團並無提供擔保之聯屬公司銀行貸款。

董事買賣證券守則

於有關會計期間內，本公司已採納上市規則附錄十所列載有關董事進行證券交易的標準守則，並確定所有董事已遵守其標準。

審核委員會

審核委員會已審閱本集團採納的會計原則及準則，並與管理層討論有關審核、內部監控及財務報告事宜，包括審閱本公司截至二零零四年十二月三十一日止六個月的未經審核中期財務業績。

最佳應用守則

各董事認為於有關會計期間之任何時間內，本公司已遵從上市規則舊版附錄十四所載之最佳應用守則，惟本公司非執行董事之委任並無指定年期，但彼等須按照本公司之公司章程細則之規定於股東週年大會上輪席告退及重選。

承董事局命
黎浩佳
公司秘書

香港，二零零五年三月三日

• 九龍站凱旋門
The Arch, Kowloon Station

• 機鐵奧運站發展計劃第三期
Airport Railway Olympic Station Development Package 3



• 機鐵九龍站發展計劃第五、六及七期
Airport Railway Kowloon Station Development Packages 5,6 & 7

• 東九龍創紀之城第五期
Millennium City Phase 5, Kowloon East　Two IFC, Central　Four Seasons Hotel, Central



集團憑著強大的品牌效應，在釐定新樓盤售價時享有溢價，未來將加強樓盤市場定位及市務推廣，以提高物業的邊際利潤。期內出售的主要物業包括荃灣爵悦庭及長沙灣宇晴軒第二期，於未來數月推出預售的主要住宅包括九龍站凱旋門、奧運站發展計劃第三期及山頂施勳道8號。

集團將繼續發展新地標項目作出租用途。中環國際金融中心二期已成為跨國企業和主要金融機構的新業務據點，其商場則是中區時尚購物、飲食及娛樂新焦點。創紀之城第五期商場APM即將試業，為集團在東九龍最新區域性商場，而九龍站第五、六及七期發展項目預期於二零零八年起分期完成。

High brand recognition helps the Group sustain premium pricing on new projects. Ongoing efforts to enhance development margins include more effective project positioning and marketing campaigns. Chelsea Court in Tsuen Wan and The Pacifica Phase 2 in Cheung Sha Wan were among the major projects sold during the period under review. Notable residential developments slated for pre-sale in the next few months include The Arch at Kowloon Station, Olympic Station Development Package 3 and Severn 8 on the Peak.

The Group will keep developing new landmark projects for rent. The Two IFC tower in Central has cemented its status as the most prestigious business icon for multinational corporations and major financial institutions, while IFC mall stands out as the premier new shopping, dining and entertainment hotspot in Central. The Group will soon hold the soft opening of its APM regional shopping mall that forms part of Millennium City Phase 5 in Kowloon East. Kowloon Station Development Packages 5, 6 & 7 are scheduled for completion in phases from 2008.



Corporate Information

DIRECTORS

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Lee Shau-kee
Vice Chairman

Kwok Ping-kwong, Thomas
Vice Chairman & Managing Director

Kwok Ping-luen, Raymond
Vice Chairman & Managing Director

* Chung Sze-yuen

* Fung Kwok-king, Victor

* Dicky Peter Yip

Woo Po-shing

Kwan Cheuk-yin, William

Lo Chiu-chun, Clement

Law King-wan

Chan Kai-ming

Chan Kui-yuen, Thomas

Kwong Chun

Wong Yick-kam, Michael

Wong Chik-wing, Mike

Woo Ka-biu, Jackson
(Alternate Director to Woo Po-shing)

Non-Executive Director
* *Independent Non-Executive Director*

COMPANY SECRETARY

Lai Ho-kai, Ernest

REGISTERED OFFICE

45th Floor, Sun Hung Kai Centre
30 Harbour Road
Hong Kong
Telephone : (852) 2827 8111
Facsimile: (852) 2827 2862
Website : www.shkp.com
E-mail: shkp@shkp.com

AUDITORS

Deloitte Touche Tohmatsu

REGISTRARS

Computershare Hong Kong Investor Services Limited
Rooms 1712-6, Hopewell Centre
183 Queen's Road East
Hong Kong

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
The HongKong & Shanghai Banking Corporation Limited
Hang Seng Bank Limited
The Bank of Tokyo – Mitsubishi, Ltd
Industrial and Commercial Bank of China
Sumitomo Mitsui Banking Corporation
Mizuho Corporate Bank, Ltd
Bank of Communications
BNP Paribas
Standard Chartered Bank (HK) Ltd

SOLICITORS

Woo, Kwan, Lee & Lo
Johnson, Stokes & Master
Winston Chu & Company

Chairman's Statement

I am pleased to present my report to the shareholders.

RESULTS

The Group's unaudited profit after tax and minority interests for the six months ended 31 December 2004 was HK$5,549 million, an increase of 95 per cent compared with the corresponding period last year. Earnings per share were HK$2.31, representing an increase of 96 per cent from last year.

DIVIDENDS

The directors have declared an interim dividend of HK$0.70 per share, a 17 per cent increase from the corresponding period last year. The dividend will be payable on 29 March 2005, to shareholders whose names appear on the Register of Members of the Company on 24 March 2005.

BUSINESS REVIEW

Property Sales

The Group sold and pre-sold an attributable HK$4,457 million worth of properties in Hong Kong over the six months ended 31 December 2004, compared with HK$6,965 million for the corresponding period in the previous year. Major projects sold during the period included Chelsea Court in Tsuen Wan and The Pacifica Phase 2 in Cheung Sha Wan. The Group has sold over HK$2,500 million worth of properties since the beginning of 2005, including the launch of Noble Hill in Sheung Shui this January.

Turnover from property sales as recorded in the accounts for the period was HK$5,130 million, compared to HK$3,019 million during the corresponding period last year. The Group completed the following three projects in the period under review and has already sold 75 per cent of the residential units.

Project	Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
Park Island Phase 3	8 Pak Lai Road, Ma Wan	Residential	Joint venture	1,017,000
18 Farm Road	18 Farm Road Kowloon	Residential / Shopping centre	100	268,000
Millennium City Phase 5	418 Kwun Tong Road, Kowloon East	Office / Shopping centre	100	1,283,000
Total				**2,568,000**

Land Bank

The Group remained active in replenishing its land bank through various means, adding three development sites since July 2004 as described below.

Location	Usage	Group's Interest (%)	Attributable Site Area (square feet)	Attributable Gross Floor Area (square feet)
New Kowloon Inland Lot 6308, San Po Kong	Residential / Shopping centre	100	137,000	1,230,000
Shun Ning Road / Po On Road, Sham Shui Po	Residential / Shopping centre	Joint venture	15,000	134,000
Lot 4038 in DD120, Yuen Long	Residential	100	62,000	308,000
Total			**214,000**	**1,672,000**

The Group currently holds a total land bank of 42.9 million square feet in Hong Kong, comprising 21.4 million square feet of completed investment properties and 21.5 million square feet of properties under development. It also holds more than 21 million square feet of agricultural land in terms of site area. The majority of the agricultural sites are in the process of land use conversion, and are located along existing or planned railways in the New Territories.

Property Development

Performance of the residential property market has been encouraging, with high transaction volume in the secondary market. Prices have remained steady in the past few months after a very strong rebound in 2004, and homebuyers remained confident in market prospects.

A better job market, record low mortgage interest rates and a high level of affordability have created a robust demand for housing, particularly for new units with up-to-date specifications, layouts, designs and facilities. The extension of building age under the Hong Kong Mortgage Corporation's insurance programme should further stimulate transactions. On the supply side, fewer new projects are being offered for pre-sale as the completion of new units will decline over the next few years.

The Group launched various top-quality residential projects for pre-sale, with a wide range of flat sizes to cater to different needs. People have rising aspirations for their homes and the Group is meeting this demand by offering different styles of living from traditional luxury to modern classic, adding extra value to new projects. The unmatched quality of the Group's properties has won wide acclaim among homebuyers and industry experts.

Strong brand recognition helped sustain premium pricing of the Group's new projects. Continued efforts have been made to enhance development margins through timely additions to the Group's land bank, strengthened branding and better project positioning and marketing campaigns.

Projects completed in the first half of the current financial year and planned completions in the second half are as follows:

	Residential	Shopping Centre	Office	Hotel	Total
	Attributable gross floor area (million square feet)				
First Half Year					
For Sale	1.2	0	0	0	1.2
For Investment	0	0.6	0.7	0	1.3
Subtotal	1.2	0.6	0.7	0	2.5
Second Half Year					
For Sale	1.9	0	0	0	1.9
For Investment	0	0.1	0	0.5	0.6
Subtotal	1.9	0.1	0	0.5	2.5
Full Year Total	**3.1**	**0.7**	**0.7**	**0.5**	**5.0**

Property Investment

Gross rental income for the period under review, including the Group's HK$289 million share from joint ventures, increased by two per cent to HK$2,781 million. Net rental income rose by three per cent to HK$2,026 million. Occupancy of the Group's rental portfolio stayed high at 95 per cent.

Retail sales continued to improve as a result of a broader recovery in the local economy. The Group has seen strong demand for retail space and received more leasing enquiries from existing tenants seeking to expand and from potential new entrants. The Group puts great emphasis on improving the tenant mix in its malls, intensifying promotions and providing superior service to both tenants and shoppers. Regular renovations will be carried out to maintain the quality of the Group's malls and enhance property values. The refurbishment of Tsuen Wan Plaza and Tai Po Mega Mall will commence in mid 2005.

Office rents also climbed as a result of the tight supply of new office space and an increase in demand from certain industries. This is a trend that is likely to be ongoing. Office capital values rose too, backed by liquidity flow and more business opportunities.

The landmark Two IFC tower has secured its status as the most prestigious business icon for multinational corporations and major financial institutions, while IFC mall stands out as the premier new shopping, dining and entertainment hotspot in Central. Both are almost fully let. Marketing of the serviced rental suites at IFC's Four Seasons Place is under way, and they are scheduled to be ready for occupancy in September 2005.

The Group's new APM regional shopping mall in Kowloon East is part of Millennium City Phase 5. The mall aims to provide an innovative lifestyle and entertainment experience, and its 600,000 square feet of retail space is almost fully committed to by a diverse range of merchants. The soft opening will take place soon. Phase 5 also includes about 700,000 square feet of offices. The Group originally intended to keep all of this for rent, but later sold a portion to a major local bank, which will become an anchor occupant. The remaining office space is now virtually fully let and the Group intends to retain it as a long-term investment. All of Millennium City currently enjoys high occupancy. Construction of Phase 6 will start soon, which will contain approximately 400,000 square feet of premium office accommodation with state-of-the-art facilities when it is completed in mid 2007.

Kowloon Station Development Packages 5, 6 & 7 are in Hong Kong's future commercial and cultural hub. The project will consist of residential units, offices, retail space and hotels. It will contain one million square feet of luxury flats for sale, of which 742,000 square feet will be completed in the first half of 2007. A mega tower in the project will include offices and hotels with ultra-modern facilities and superior design to meet the increasing needs of business tenants. This is scheduled for completion in phases from 2008.

The Group will keep developing new landmark projects for rent, while divesting of some non-core rental properties as and when appropriate, to enhance returns.

Hotels

The number of tourists arriving from both the Mainland and overseas continued to grow impressively. The Individual Visit Scheme for Mainland travellers and the opening of the Disney theme park this September are expected to boost the tourist sector in Hong Kong further.

The Group's three hotels continued to show encouraging performance during the period under review. Overall occupancy exceeded 92 per cent on average and room rates showed satisfactory growth. The new Four Seasons hotel complex at IFC is expected to commence operations in September 2005, while two new leading hotels, Ritz-Carlton Hotel and W Hotel, are under development as part of Kowloon Station Development Packages 5, 6 & 7.

Telecommunications and Information Technology

SmarTone

SmarTone recorded a solid business performance despite a competitive market. The company's compelling products and services, best network quality and unrivalled customer service resulted in continued improvements in its customer profile and steady growth in mobile service revenue. Data services registered encouraging increases in both customer usage and revenue.

SmarTone introduced its 3G service in December 2004, and it has teamed up with Vodafone to enhance its offerings to customers and sharpen its competitive edge further. The Group is confident about SmarTone's business prospects and will continue to hold the company as a long-term investment.

SUNeVision

SUNeVision stayed profitable during the period under review, recording a net profit of HK$41.5 million for the six months ended 31 December 2004. The company's core iAdvantage data centre business continued to entice high-calibre local and multinational customers with its superior facilities, a fact that is reflected by steadily rising occupancy rates. The company's financial position remained strong, with approximately HK$1,300 million in cash and interest-bearing securities on hand. SUNeVision is looking to strengthen its core businesses and sustain full-year profitability in the months ahead.

Transportation and Infrastructure

Kowloon Motor Bus

KMB's ongoing efforts to enhance productivity and efficiency and implement stringent cost controls have resulted in satisfactory performance, despite the continuation of fare concessions and a loss of patronage to the West Rail. The redevelopment of the former Lai Chi Kok depot into residential units will be upgraded to a luxury standard to maximize value. KMB's investments in transportation businesses on the Mainland have been progressing well, and it will keep looking for opportunities to expand its core business over the border. KMB's subsidiary the RoadShow Group is maintaining its business focus on media sales and advertising service in the greater China region.

Other Infrastructure Business

The Group increased its holding in Asia Container Terminal (ACT) to 57 per cent during the period under review by exercising its pre-emptive right to a 28.5 per cent stake that was being sold by a consortium partner. This holding was acquired as part of a strategic expansion into the logistics sector, but the Group subsequently received an unsolicited and attractive offer for its stake in ACT and sold the entire 57 per cent interest in December 2004, at a profit of about HK$1,400 million.

The Wilson Group achieved satisfactory results during the period, while both the River Trade Terminal and Airport Freight Forwarding Centre are operating smoothly. The traffic flow on Route 3 (Country Park Section) remained steady. All the Group's infrastructure projects are in Hong Kong. Given their potential to generate cash flows and good returns over time, the Group intends to hold all its interests in existing infrastructure projects as long-term investments.

Mainland Business

A buoyant Mainland economy helped the Group's property business there perform well during the period under review. Shanghai Central Plaza is fully occupied and rents for both the office and retail space have increased. The office space at Beijing's Sun Dong An Plaza was 97 per cent let, and the Group is repositioning and planning major renovations to the shopping mall to meet changing customer preferences, particularly in preparation for the Olympic Games in 2008. Plans are being finalized for the Group's office, hotel and shopping mall project in the Lujiazui finance and trade zone in Shanghai.

Corporate Finance

The Group's financial position remains strong, with low gearing and high interest coverage. Its net debt to shareholders' funds ratio remained low at 9.6 per cent, in part due to the HK$2,300 million in proceeds from the sale of the Group's interest in ACT in December 2004, as well as continuous revenue from business operations.

The Group received an overwhelming response to its self-arranged, five-year fully revolving syndicated loan finalized in February 2005. The HK$12,600 million facility set a new benchmark for competitive financing, and the proceeds will be used partly for general working capital and also to repay some existing loans. The Group has abundant stand-by banking lines on a committed basis to finance future business expansion, and all of its credit facilities are unsecured. The Group will lengthen its debt-maturity profile further, as and when appropriate.

Moody's upgraded the Group's corporate long-term foreign currency rating from 'A2' to 'A1' with a stable outlook in September 2004, to reflect the property market recovery and the Group's financial strength and sound business strategy. The new rating is the highest of any local property company and on a par with the Hong Kong government's sovereign rating.

Customer Service

The Group is dedicated to providing quality service and a lifestyle of convenience to its customers. Its two member property management companies - Kai Shing Management Services and the Hong Yip Service Company – handle every aspect of estate management with professionalism and have won numerous awards for high-quality service and outstanding landscape design.

The SHKP Club facilitates two-way communication with its 200,000 members and provides them with timely information about the Group's property projects. The Club will introduce a new category of membership to build customer loyalty and promote new property sales.

Corporate Governance

A commitment to good corporate governance is central to the Group's management philosophy. Continuous efforts are made to formalize best practices in keeping with international standards. The Group has always upheld its high standards of corporate governance with an effective board of directors, timely disclosure of information and a proactive investor-relations programme.

The Group's dedication to management excellence and corporate governance is widely recognized by internationally-renowned financial publications. *Asiamoney* ranked the Group No. 1 among the Best Managed Companies in Asia and the Best Company in Hong Kong for Corporate Governance in 2004. The Group was also named No. 1 among Hong Kong's Best Managed Property Companies in 2004 by *Euromoney* magazine.

Corporate Citizenship

Good corporate citizenship is an integral part of the Group's corporate culture. It plays an active role in supporting a broad range of charities and cultural initiatives, as well as participating in various community events. The Group also values its staff highly and offers support via a wide range of training and development programmes that give people a chance to realize their full potential. Staff are sharing the fruits of the recent economic recovery with competitive remuneration based on merit.

The Group considers environmental protection another priority and has incorporated this belief in all aspects of its business, from using environmentally-friendly designs and materials to creating green living environments. These efforts have received widespread recognition from a variety of organizations.

PROSPECTS

The momentum of global growth is likely to remain relatively steady this year, though moderated somewhat by oil price volatility and US interest rates rising at a measured pace. The Mainland economy should see a soft landing and show encouraging growth, notwithstanding the selective tightening measures still in place. Long-term prospects for the Mainland economy remain positive and the Group is confident about its Mainland investments.

A relatively stable global environment and a weak US dollar should underpin external demand. Continued positive Central Government policies, the opening of the Disney theme park later this year and increased consumer confidence should mean that Hong Kong's economy will see healthy growth this year.

The residential market in Hong Kong will continue to do well in light of favorable demand and supply conditions. Mild income growth amid the improving labour market, expected inflation and easy mortgage financing suggest that the demand for private housing will remain robust. Mortgage repayments are likely to remain highly affordable, even with the interest rate rises expected. The supply of new units is expected to decline continuously in the next few years.

The Group will still maintain a high volume of residential completions for sale over time, while it also acquires new development sites through various means including farmland conversions, public auctions and tenders. The Group's projects will offer a diverse mix of flats with stylish, innovative designs to meet changing tastes. It will also continue to take steps to enhance its premium brand name for future projects.

Higher rents for both renewals and new leases will likely continue, boosting the Group's retail rental income. Hong Kong's role as a gateway to China, CEPA and the tendency for Mainland enterprises to set up offices in the territory should bode well for office demand over time. The Group will continue with regular refurbishments to its retail and office properties, to enhance rental values and attractiveness further.

Major residential projects planned for pre-sale in the next nine months include The Arch at Kowloon Station, Olympic Station Development Package 3, Central Heights in Tseung Kwan O and Severn 8 on the Peak. Proceeds from these pre-sales and recurrent rental income will add further strength to the Group's financial position.

Approximately 65 per cent of the properties scheduled for completion in the current financial year have been sold. With a broad-based recovery expected across all types of property in Hong Kong, the Group's results for the current financial year will be encouraging barring unforeseen circumstances.

APPRECIATION

Mr Dicky Peter Yip was appointed as an independent non-executive director and a member of the Group's audit committee in September 2004. His broad experience and knowledge of business will benefit the Group's future development.

I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to all the staff for their dedication and hard work.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 3 March 2005

Consolidated Profit and Loss Account

For the six months ended 31 December 2004 (Expressed in millions of Hong Kong dollars)

	Note	(Unaudited) Six months ended 31 December 2004	2003
Turnover	2(a)	11,278	8,703
Cost of sales and operating expenses		(6,534)	(5,076)
Gross profit		4,744	3,627
Other revenue		322	379
Selling and marketing expenses		(449)	(328)
Administrative expenses		(521)	(516)
Profit from operations	2(a)	4,096	3,162
Finance costs		(81)	(106)
Finance income		35	24
Net finance costs	3	(46)	(82)
Profit on disposal of long-term investments	4	1,886	39
Share of profits less losses of associates		185	153
Share of profits less losses of jointly controlled entities		211	203
	2(b)	396	356
Profit before taxation	5	6,332	3,475
Taxation	6	(642)	(491)
Profit after taxation		5,690	2,984
Minority interests		(141)	(144)
Profit attributable to shareholders		5,549	2,840
Proposed interim dividend		1,680	1,441
(Expressed in Hong Kong dollars)			
Earnings per share	7		
Basic		$2.31	$1.18
Diluted		$2.31	N/A
Dividend per share		$0.70	$0.60

Consolidated Balance Sheet

As at 31 December 2004 (Expressed in millions of Hong Kong dollars)

	Note	(Unaudited) 31 December 2004	(Audited) 30 June 2004
Non-current assets			
Fixed assets	8	98,843	98,839
Associates		2,475	2,581
Jointly controlled entities		18,392	18,472
Long-term investments	9	6,703	6,617
Loan receivables	10	1,614	1,545
Land pending development		15,735	10,415
		143,762	138,469
Current assets			
Stocks		19,129	20,153
Trade and other receivables	11	3,192	4,681
Short-term investments		1,700	1,318
Bank balances and deposits		8,092	7,207
		32,113	33,359
Current liabilities			
Bank and other borrowings		(346)	(1,078)
Trade and other payables	12	(8,408)	(8,559)
Deposits received on sale of properties		(1,064)	(777)
Taxation		(2,725)	(2,971)
		(12,543)	(13,385)
Net current assets		19,570	19,974
Total assets less current liabilities		163,332	158,443
Non-current liabilities			
Bank and other borrowings		(20,947)	(18,870)
Deferred taxation		(1,493)	(1,393)
		(22,440)	(20,263)
Minority interests		(2,892)	(2,941)
NET ASSETS		138,000	135,239
CAPITAL AND RESERVES			
Share capital	13	1,201	1,201
Share premium and reserves		135,119	131,517
Proposed interim dividend		1,680	–
Proposed final dividend		–	2,521
SHAREHOLDERS' FUNDS		138,000	135,239

Condensed Consolidated Cash Flow Statement

For the six months ended 31 December 2004 (Expressed in millions of Hong Kong dollars)

	(Unaudited) Six months ended 31 December	
	2004	2003
Net cash from operating activities	5,477	4,110
Net cash used in investing activities	(3,140)	(1,275)
Net cash used in financing activities		
– net drawdown/(repayment) of bank and other borrowings	1,322	(57)
– dividends paid to shareholders	(2,521)	(2,401)
– dividends paid to minority shareholders	(104)	(1,082)
– others	(183)	(257)
	(1,486)	(3,797)
Increase/(decrease) in cash and cash equivalents	851	(962)
Cash and cash equivalents at beginning of period	6,823	8,447
Cash and cash equivalents at end of period	7,674	7,485
Analysis of the balances of cash and cash equivalents at end of period		
Bank deposits	7,684	7,557
Bank balances and cash	408	341
Bank overdrafts	(81)	(78)
	8,011	7,820
Less: Pledged bank deposits	(337)	(335)
	7,674	7,485

Condensed Consolidated Statement of Changes in Equity

For the six months ended 31 December 2004 (Expressed in millions of Hong Kong dollars)

	(Unaudited) Six months ended 31 December	
	2004	2003
Total equity at beginning of period	**135,239**	120,651
Net losses not recognized in the consolidated profit and loss account		
– deferred tax charged to property revaluation reserves	**–**	(3)
– exchange difference on translation of financial statements of foreign entities	**(1)**	–
Profit attributable to shareholders for the period	**5,549**	2,840
Proceeds from exercise of share options	**4**	–
Goodwill released on disposal of jointly controlled entities	**(20)**	–
Realized (surplus) / deficit on disposal of investment properties held by subsidiaries transferred to operating profit	**(250)**	19
Final dividend paid	**(2,521)**	(2,401)
Total equity at end of period	**138,000**	121,106

Notes to the Interim Financial Statements

(Expressed in millions of Hong Kong dollars)

1. BASIS OF PREPARATION

The condensed interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30 June 2004.

The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

2. SEGMENT RESULTS

(a) The Company and its subsidiaries

The Group's turnover and contribution to profit from operations before finance costs by business segments are analysed as follows:

	Turnover Six months ended 31 December		Profit from Operations before Finance Costs Six months ended 31 December	
	2004	2003	2004	2003
Property				
Property sales	5,130	3,019	1,483	534
Rental income	2,492	2,489	1,854	1,852
	7,622	5,508	3,337	2,386
Hotel operation	341	301	135	115
Telecommunications	1,830	1,549	242	243
Other businesses	1,485	1,345	330	288
	11,278	8,703	4,044	3,032
Other revenue			322	379
Unallocated administrative expenses			(270)	(249)
Profit from operations			4,096	3,162

Other businesses comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, internet infrastructure and enabling services.

Other revenue includes mainly investment income from bonds and other investments.

Less than ten per cent of the operations of the Group in terms of turnover and operating results were carried on outside Hong Kong.

(Expressed in millions of Hong Kong dollars)

2. SEGMENT RESULTS (cont'd)

(b) Associates and jointly controlled entities

The Group's share of profits less losses of associates and jointly controlled entities by business segments is analysed as follows:

	Share of Profits Less Losses before Taxation Six months ended 31 December	
	2004	2003
Property		
Property sales	53	51
Rental income	172	123
	225	174
Other businesses	243	276
Profit from operations	468	450
Finance costs	(72)	(94)
Profit before taxation	396	356

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable Profit before Taxation Six months ended 31 December	
	2004	2003
Property		
Property sales	1,536	585
Rental income	2,026	1,975
	3,562	2,560
Hotel operation	135	115
Telecommunications	242	243
Other businesses	573	564
Other revenue	322	379
Unallocated administrative expenses	(270)	(249)
Net finance costs		
– Group	(46)	(82)
– Associates and jointly controlled entities	(72)	(94)
Profit on disposal of long-term investments	1,886	39
Profit before taxation	6,332	3,475

(Expressed in millions of Hong Kong dollars)

3. NET FINANCE COSTS

	Six months ended 31 December	
	2004	2003
Interest expenses on		
Bank loans and overdrafts	87	117
Other loans wholly repayable within five years	29	37
Other loans not wholly repayable within five years	11	17
	127	171
Less : Portion capitalized	(46)	(65)
	81	106
Interest income on bank deposits	(35)	(24)
	46	82

4. PROFIT ON DISPOSAL OF LONG-TERM INVESTMENTS

	Six months ended 31 December	
	2004	2003
Profit on disposal of interests in jointly controlled entities (Note)	1,646	–
Profit on disposal of long-term investments	240	39
	1,886	39

Note:

This represents a profit of HK$1,414 million on the disposal of the Group's investment in Asia Container Terminals Holdings Limited and a profit of HK$232 million on the disposal of a joint venture company which is engaged in consumer finance business.

5. PROFIT BEFORE TAXATION

	Six months ended 31 December	
	2004	2003
Profit before taxation is arrived at after charging / (crediting):		
Cost of properties sold	3,236	2,348
Cost of other inventories sold	501	316
Depreciation	302	303
Dividend income from listed and unlisted investments	(45)	(34)
Interest income from listed and unlisted debt securities	(145)	(192)
Net realized and unrealized holding gains on marketable securities	(68)	(92)

(Expressed in millions of Hong Kong dollars)

6. TAXATION

	Six months ended 31 December	
	2004	2003
Company and subsidiaries		
Hong Kong profits tax	469	327
China income tax	1	–
Deferred taxation	100	86
	570	413
Share of taxation		
Associates	31	43
Jointly controlled entities	41	35
	642	491

Hong Kong profits tax is provided at the rate of 17.5 per cent (2003: 17.5 per cent) based on the estimated assessable profits for the period. China income tax is calculated at the rates applicable in China.

7. EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of HK$5,549 million (2003: HK$2,840 million).

The basic earnings per share is based on the weighted average number of shares in issue during the period of 2,400,938,862 (2003: 2,400,907,362). The diluted earnings per share is based on 2,401,071,385 shares which is the weighted average number of shares in issue during the period plus the weighted average number of 132,523 shares deemed to be issued at no consideration if all outstanding options had been exercised.

No diluted earnings per share was presented for the period ended 31 December 2003 as there were no potentially dilutive shares outstanding.

8. FIXED ASSETS

During the period, additions to fixed assets amounted to HK$1,295 million and net book value of fixed assets disposed of amounted to HK$1,134 million.

(Expressed in millions of Hong Kong dollars)

9. LONG-TERM INVESTMENTS

	31 December 2004	30 June 2004
Listed held-to-maturity debt securities, overseas	4,489	4,249
Listed held-to-maturity debt securities, Hong Kong	117	95
Unlisted held-to-maturity debt securities	790	901
Listed equity securities, overseas	105	163
Listed equity securities, Hong Kong	778	784
Unlisted equity securities	393	393
	6,672	6,585
Amounts due from investee companies	31	32
	6,703	6,617
Market value		
Listed overseas	5,145	4,986
Listed in Hong Kong	1,240	902
	6,385	5,888

10. LOAN RECEIVABLES

	31 December 2004	30 June 2004
Mortgage loan receivables	1,676	1,612
Less : Amount due within one year included under current assets	(62)	(67)
	1,614	1,545

Mortgage loan receivables are secured on properties and repayable by monthly instalments with various tenors not more than 20 years at the balance sheet date.

11. TRADE AND OTHER RECEIVABLES

Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by the tenants. Other trade debtors settle their accounts according to the payment terms as stated in contracts.

Included in trade and other receivables are trade debtors of HK$1,556 million (30 June 2004: HK$2,942 million), of which 84 per cent aged less than 60 days, four per cent between 61 to 90 days and 12 per cent more than 90 days (30 June 2004: 90 per cent, two per cent and eight per cent respectively).

(Expressed in millions of Hong Kong dollars)

12. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade creditors of HK$665 million (30 June 2004: HK$625 million), of which 57 per cent aged less than 60 days, seven per cent between 61 to 90 days and 36 per cent more than 90 days (30 June 2004: 50 per cent, five per cent and 45 per cent respectively).

13. SHARE CAPITAL

	Number of Shares in Million	Amount
Authorized:		
Ordinary shares of $0.50 each		
At beginning and end of period	2,900	1,450
Issued and fully paid:		
Ordinary shares of $0.50 each		
At beginning of period	2,401	1,201
60,000 shares issued on exercise of share options	–	–
At end of period	2,401	1,201

14. SHARE OPTION SCHEME

Movements in share options to subscribe for ordinary shares in the Company under the Old Scheme during the period are as follows:

Date of Grant	Exercise Price	Exercisable Period	At 1 July 2004	Exercised during the period	Lapsed during the period	At 31 December 2004
15 February 2000	HK$70	15.2.2001 to 14.2.2005	810,000	–	–	810,000
16 July 2001	HK$70	16.7.2002 to 15.7.2006	1,950,000	(60,000)	(12,000)	1,878,000
			2,760,000	(60,000)	(12,000)	2,688,000

During the six months ended 31 December 2004, options were exercised on 29 November 2004 and 24 December 2004 to subscribe for 36,000 shares and 24,000 shares in the Company at the exercised price of HK$70.00 respectively. The respective market prices per share on the close of the exercise dates were HK$79.00 and HK$77.25. No share options were exercised during the six months ended 31 December 2003.

(Expressed in millions of Hong Kong dollars)

15. RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions during the period between the Group and related parties, which were carried out at similar terms to other customers or suppliers and at market prices:

	Associates Six months ended 31 December		Jointly controlled entities Six months ended 31 December	
	2004	2003	2004	2003
Interest income	–	3	27	33
Rental income	3	2	–	1
Rental Expenses	–	–	8	7
Other revenue from services rendered	104	19	75	163
Purchase of goods and services	–	–	65	89

16. CONTINGENT LIABILITIES AND COMMITMENTS

The Group had contingent liabilities and commitments, so far as not provided for in the consolidated financial statements, as follows:

	31 December 2004	30 June 2004
(a) Capital commitments in respect of fixed assets		
Contracted but not provided for	2,879	3,015
Authorized but not contracted for	347	746
(b) Capital commitments in respect of investments		
Contracted but not provided for	86	129
(c) Group's share of capital commitments of joint ventures:		
Contracted but not provided for	602	852
Authorized but not contracted for	24	271

(d) Guarantees given to banks and financial institutions for the borrowings of jointly controlled entities of HK$4,189 million (30 June 2004: HK$4,705 million) and other guarantees of HK$313 million (30 June 2004: HK$152 million).

(Expressed in millions of Hong Kong dollars)

17. FINANCIAL INSTRUMENTS

Details of the Group's outstanding interest rate swaps (to swap fixed rate into floating rate debt) and currency swaps (to hedge principal repayment of USD debt) at balance sheet date are as follows:

	Notional Principal Amount	
	31 December 2004	30 June 2004
Interest rate swaps		
– Less than one year	–	800
– One to five years	1,400	1,250
– After five years	250	400
	1,650	2,450
Currency swaps		
– After five years	234	234

REVIEW OF RESULTS

Profit attributable to shareholders for the six months ended 31 December 2004 was HK$5,549 million, an increase of 95% compared with HK$2,840 million for the same period last year. Earnings per share also increased in the same proportion from HK$1.18 for the same period last year to HK$2.31 for the current period under review. The significant growth in profit was mainly due to higher property sales and development profit margin as well as exceptional profit arising on disposal of long-term investments including Asia Container Terminals Holdings Limited which contributed a profit of HK$1,414 million.

The 37% rise in selling and marketing expenses from HK$328 million to HK$449 million was largely due to increase in property sale activities and marketing for inauguration of SmarTone's 3G services.

FINANCIAL RESOURCES AND LIQUIDITY

(a) The Group's financial position remains strong with a low debt leverage and high interest cover. For the period under review, profit from operations covered 44.5 times the net interest expenses including those capitalized, compared with 21.5 times for the same period last year. Based on shareholders' funds of HK$138,000 million and net debt of HK$13,201 million as at 31 December 2004, gearing ratio was 9.6% compared with 9.4% as at 30 June 2004.

(b) As at 31 December 2004, the Group's gross borrowings totalled HK$21,293 million, all of which are unsecured, with a maturity profile set out as below:

	31 December 2004	30 June 2004
	HK$ Million	HK$ Million
Repayable :		
Within one year	**346**	1,078
After one year but within two years	**4,285**	3,224
After two years but within five years	**9,178**	11,012
After five years	**7,484**	4,634
Gross borrowings	**21,293**	19,948
Cash and bank deposits	**8,092**	7,207
Net debt	**13,201**	12,741

(c) The Group has no significant exposure to foreign exchange risk given its large asset base and operational cash flow primarily denominated in Hong Kong dollars.

(d) The majority of the Group's borrowings are subject to floating interest rates. The Group has constantly monitored this exposure and, when appropriate, will apply interest swaps to manage the risk.

FINANCIAL RESOURCES AND LIQUIDITY (cont'd)

(e) As at 31 December 2004, the Group had outstanding interest rate swaps (to swap into floating rate debts) in the aggregate amount of HK$1,650 million and a currency swap (to hedge principal repayment of USD debt) in the amount of HK$234 million.

CHARGE OF ASSETS

As at 31 December 2004, certain bank deposits of SmarTone Telecommunications Holdings Limited, the Group's subsidiary, in the aggregate amount of HK$337 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by banks.

CONTINGENT LIABILITIES

As at 31 December 2004, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$4,502 million (30 June 2004 : HK$4,857 million).

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 31 December 2004, the interests and short positions of directors and chief executive in shares and, in respect of equity derivatives, underlying shares and debentures of the Company and its Associated Corporations as required to be disclosed under Part XV of the Securities and Futures Ordinance (the "SFO") were as follows:

1. Long positions in shares and underlying shares of the Company:

Name of Director	Personal	Child under 18 or spouse	Corporate	Others	Equity derivatives (share option)	Total	% of shares in issue
Kwok Ping-sheung, Walter	–	–	–	1,078,322,522[1]	75,000	1,078,397,522	44.91
Lee Shau-kee	486,340	–	343,000[2]	–	–	829,340	0.03
Kwok Ping-kwong, Thomas	1,901,281	304,065	–	1,076,372,214[1]	75,000	1,078,652,560	44.92
Kwok Ping-luen, Raymond	–	–	–	1,079,515,895[1]	75,000	1,079,590,895	44.96
Lo Chiu-chun, Clement	137,273	62,117	–	–	–	199,390	0
Law King-wan	20,000	70,267	–	–	–	90,267	0
Chan Kai-ming	41,186	–	–	–	75,000	116,186	0
Chan Kui-yuen, Thomas	–	66,000	126,500	–	225,000	417,500	0.01
Kwong Chun	702,722	339,358	–	–	75,000	1,117,080	0.04
Wong Yick-kam, Michael	70,904	–	–	–	225,000	295,904	0.01
Wong Chik-wing, Mike	120,999	–	–	–	225,000	345,999	0.01
Woo Ka-biu, Jackson (Alternate Director to Woo Po-shing)	–	1,000	–	–	–	1,000	0

Note:

1. Of these shares in the Company, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,056,338,347 shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO.

2. Dr Lee Shau-kee was deemed to be interested in the 343,000 shares held through Superfun Enterprises Limited ("Superfun"). This corporation was wholly-owned by The Hong Kong and China Gas Company Limited which was 36.91% held by Henderson Investment Limited of which 73.48% was held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited. Henderson Land Development Company Limited was 61.87% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr Lee Shau-kee. He was taken to be interested in these 343,000 shares held by Superfun by virtue of the SFO.

2. Long positions in shares and underlying shares of Associated Corporations:

a. SUNeVision Holdings Ltd.:

Name of Director	Personal	Others	Equity derivatives (share option)	Total	% of shares in issue
Kwok Ping-sheung, Walter	–	1,070,000*	318,334	1,388,334	0.06
Kwok Ping-kwong, Thomas	–	1,070,000*	318.334	1,388,334	0.06
Kwok Ping-luen, Raymond	–	1,742,500*	601,666	2,344,166	0.11
Chan Kai-ming	115,000	–	–	115,000	0
Chan Kui-yuen, Thomas	–	–	350,000	350,000	0.01
Kwong Chun	300,000	–	–	300,000	0.01
Wong Yick-kam, Michael	100,000	–	300,000	400,000	0.01
Wong Chik-wing, Mike	109,000	–	–	109,000	0

Note:

* Of these shares in the Company, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,070,000 shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO.

b. SmarTone Telecommunications Holdings Limited:

Name of Director	Others	% of shares in issue
Kwok Ping-luen, Raymond	2,237,767	0.38

c. The Kowloon Motor Bus Holdings Limited:

Name of Director	Personal	% of shares in issue
Kwok Ping-sheung, Walter	61,522	0.01
Kwok Ping-luen, Raymond	393,350	0.09
Chung Sze-yuen	18,821	0

d. Each of Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen had the following interests in shares of the following Associated Corporations:

Name of Associated Corporation	Personal	Attributable holding through corporation	Attributable % of shares in issue through corporation	Actual holding through corporation	Actual % interests in issued shares
Superindo Company Limited	10	–	–	–	10
Super Fly Company Limited	10	–	–	–	10
Splendid Kai Limited	–	2,500*	25	1,500	15
Hung Carom Company Limited	–	25*	25	15	15
Tinyau Company Limited	–	1*	50	1	50
Open Step Limited	–	8*	80	4	40

Note:

* Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in these shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO. Those shares were held by corporations in which they were entitled to control the exercise of one third or more of the voting rights in the general meetings of those corporations.

e. Dr Lee Shau-kee had corporate interests in shares of the following Associated Corporations:

Name of Associated Corporation	Total	% of shares in issue
Anbok Limited	2[2]	50
Billion Ventures Limited	1[3]	50
Central Waterfront Construction Company Limited	1[4]	50
Central Waterfront Property Holdings Limited	95[5]	95
Central Waterfront Property Investment Holdings Limited	50[6]	50
CWP Limited	1[7]	50
Daily Win Development Limited	100[8]	25
E Man - Sanfield JV Construction Company Limited	1[9]	50
Everise (H.K.) Limited	1[10]	50
Fullwise Finance Limited	2[11]	50
Gold Sky Limited	1[12]	50
Jade Land Resources Limited	1[13]	25
Joy Wave Development Limited	1[14]	50
Karnold Way Limited	2,459[15]	24.59
Maxfine Development Limited	3,050[16]	33.33
New Treasure Development Limited	1[17]	25
Royal Peninsula Management Service Company Limited	1[18]	50
Special Concept Development Limited	1[19]	25
Star Play Development Limited	1[20]	33.33
Successful Finance Limited	1[21]	50
Teamfield Property Limited	4,918[22]	49.18
Topcycle Construction Company Limited	1[23]	50
Topcycle Development Limited	1[24]	50
Topcycle Project Management Limited	1[25]	50
World Space Investment Limited	4,918[26]	49.18

Notes :

1. Dr Lee Shau-kee was deemed to be interested in the 343,000 shares held through Superfun Enterprises Limited ("Superfun"). This corporation was wholly-owned by The Hong Kong and China Gas Company Limited which was 36.91% held by Henderson Investment Limited of which 73.48% was held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited. Henderson Land Development Company Limited was 61.87% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr Lee Shau-kee. He was taken to be interested in these 343,000 shares held by Superfun by virtue of the SFO.

2. Dr Lee Shau-kee was deemed to be interested in the 2 shares held through Everise (H.K.) Limited. This corporation was wholly-owned by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

3. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Chico Investment Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

4. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

5. Dr Lee Shau-kee was deemed to be interested in the 95 shares held through Central Waterfront Property Investment Holdings Limited. This corporation was 50% held by Primeland Investment Limited of which 68.42% was held by Starland International Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

6. Dr Lee Shau-kee was deemed to be interested in the 50 shares held through Primeland Investment Limited. This corporation was 68.42% was held by Starland International Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

7. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Starland International Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

8. Dr Lee Shau-kee was deemed to be interested in the 100 shares held through Citiright Development Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

9. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

10. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Masterland Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

11. Dr Lee Shau-kee was deemed to be interested in the 2 shares held through Everise (H.K.) Limited. This corporation was 50% held by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

12. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Atex Resources Limited. This corporation was wholly-owned by Mightymark Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

13. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

14. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

15. Dr Lee Shau-kee was deemed to be interested in the 2,459 shares held through Chico Investment Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

16. Dr Lee Shau-kee was deemed to be interested in the 3,050 shares held through Quickcentre Properties Limited. This corporation was 50% held by Henderson (China) Investment Company Limited of which 100% was held by Andcoe Limited, a wholly-owned subsidiary of Henderson China Holdings Limited. This corporation was 65.32% held by Brightland Enterprises Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

17. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

18. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Well Born Real Estate Management Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

19. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
20. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Henderson Investment Limited. This corporation was 73.48% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
21. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Join Fortune Development Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
22. Dr Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
23. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
24. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
25. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
26. Dr Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

The interests of the directors and the chief executive in the share options (being regarded for the time being as unlisted physically settled equity derivatives) of the Company and its Associated Corporations are stated in detail in the Share Option Schemes section stating below.

Save as disclosed above, as at 31 December 2004, none of the directors and the chief executive of the Company were, under Divisions 7 and 8 of Part XV of the SFO, taken to be interested or deemed to have any other interests or short positions in shares, underlying shares or debentures of the Company and its Associated Corporations, that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

SHARE OPTION SCHEMES

1. Share Option Schemes of the Company

The Company once adopted a share option scheme on 20 November 1997 ("the Old Scheme"). Since its adoption, the Company had granted two lots of share options on 15 February 2000 and 16 July 2001. All options granted and accepted can still be exercised up to one third during the second year from the date of grant, up to two thirds during the third year from the date of grant, and in whole or in part during the fourth and fifth years from the date of grant, thereafter the relevant option will expire.

The Company by ordinary resolutions passed at its extraordinary general meeting held on 5 December 2002 has adopted a new share option scheme ("the New Scheme") and terminated the Old Scheme in order to comply with the new requirements under the then revised Chapter 17 of the Listing Rules. No further options may be offered under the Old Scheme. However, the outstanding options granted under the Old Scheme mentioning in the following paragraphs shall continue to be subject to the provisions of the Old Scheme and the revised provisions of Chapter 17 of the Listing Rules. No option shares have been granted under the New Scheme to any person since its adoption.

The following shows the outstanding positions of the directors and the chief executive as at 31 December 2004 with respect to their share options granted under the Old Scheme:

			Number of share options					
Name of Director	Date of grant	Exercise price HK$	Balance as at 1.7.2004	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2004	
Kwok Ping-sheung, Walter	16.7.2001	70.00	75,000	–	–	–		75,000
Kwok Ping-kwong, Thomas	16.7.2001	70.00	75,000	–	–	–		75,000
Kwok Ping-luen, Raymond	16.7.2001	70.00	75,000	–	–	–		75,000
Chan Kai-ming	16.7.2001	70.00	75,000	–	–	–		75,000
Chan Kui-yuen, Thomas	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000
Kwong Chun	16.7.2001	70.00	75,000	–	–	–		75,000
Wong Yick-kam, Michael	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000
Wong Chik-wing, Mike	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000

A summary of the movements during the half year ended 31 December 2004 of the share options granted under the Old Scheme to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and the chief executive as disclosed above, is as follows:

		Number of share options					
Date of grant	Exercise price HK$	Balance as at 1.7.2004	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2004	
15.2.2000	70.00	360,000	–	–	–	360,000	
16.7.2001	70.00	1,350,000	–	60,000*	12,000	1,278,000	1,638,000

Note:

* The weighted average closing price of the shares immediately before the dates on which share options were exercised under the Old Scheme were HK$78.30.

Other than the participants as stated above, the Company had not granted since the adoption of the Old Scheme any share options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

2. Share Option Schemes of Subsidiaries

a. Pre-IPO Share Option Scheme of SUNeVision Holdings Ltd.

SUNeVision Holdings Ltd. ("SUNeVision") had adopted a share option scheme ("SeV Pre-IPO Share Option Scheme"). Since its adoption, SUNeVision had granted four lots of share options ("SeV Pre-IPO Share Options") pursuant to the SeV Pre-IPO Share Option Scheme.

The options at the exercise price of HK$10.38 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 31 December 2000;
(ii) a further one third of the options within three years commencing on 31 December 2001;
(iii) the remaining one third of the options within three years commencing on 31 December 2002; and
(iv) the options will expire at the close of business on 30 December 2005.

The options at the price of HK$3.885 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 15 November 2001;
(ii) a further one third of the options within three years commencing on 15 November 2002;
(iii) the remaining one third of the options within three years commencing on 15 November 2003; and
(iv) the options will expire at the close of business on 14 November 2006.

The options at the exercise price of HK$2.34 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 20 March 2002;
(ii) a further one third of the options within three years commencing on 20 March 2003;
(iii) the remaining one third of the options within three years commencing on 20 March 2004; and
(iv) the options will expire at the close of business on 19 March 2007.

The options at the exercise price of HK$1.43 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 8 July 2003;
(ii) a further one third of the options within three years commencing on 8 July 2004;
(iii) the remaining one third of the options within three years commencing on 8 July 2005; and
(iv) the options will expire at the close of business on 7 July 2008.

b. New Share Option Scheme of SUNeVision Holdings Ltd.

SUNeVision by shareholders' resolutions passed at its annual general meeting held on 3 December 2002, has adopted a new share option scheme ("SeV New Share Option Scheme") and terminated the SeV Pre-IPO Share Option Scheme. These have become effective on 5 December 2002 as a result of the passing of ordinary resolutions approving the same by the shareholders of the Company at its extraordinary general meeting held on the same day. No further options may be offered under the SeV Pre-IPO Share Option Scheme. However, the outstanding options granted under the SeV Pre-IPO Share Option Scheme shall continue to be subject to the provisions of the Pre-IPO Share Option Scheme and the provisions of Chapter 23 of the Rules Governing the Listing of Securities on the Growth Enterprises Market of the Stock Exchange (the "GEM Listing Rules").

Since its adoption, SUNeVision had granted one lot of share options at the exercise price of HK$1.59 per share ("SeV Share Options") which may be exercised in accordance with the terms of the SeV New Share Option Scheme as to:

(i) an amount up to one third of the grant within three years commencing on 29 November 2004;
(ii) the remaining amount but up to two thirds of the grant within three years commencing on 29 November 2005;
(iii) the remaining amount within three years commencing on 29 November 2006; and
(iv) the options will expire at the close of business on 28 November 2009.

The following shows the outstanding positions of the directors and chief executive of the Company as at 31 December 2004 with respect to their SeV Pre-IPO Share Options and SeV Share Options:

			Number of share options					
Name of Director	Date of grant	Exercise price HK$	Balance as at 1.7.2004	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2004	
Kwok Ping-sheung, Walter	28.3.2000	10.38	276,667	–	–	138,333	138,334	
	7.4.2001	2.34	180,000	–	–	–	180,000	318,334
Kwok Ping-kwong, Thomas	28.3.2000	10.38	276,667	–	–	138,333	138,334	
	7.4.2001	2.34	180,000	–	–	–	180,000	318,334
Kwok Ping-luen, Raymond	28.3.2000	10.38	503,333	–	–	251,667	251,666	
	7.4.2001	2.34	350,000	–	–	–	350,000	601,666
Chan Kui-yuen, Thomas	28.3.2000	10.38	340,000	–	–	170,000	170,000	
	7.4.2001	2.34	180,000	–	–	–	180,000	350,000
Wong Yick-kam, Michael	28.3.2000	10.38	240,000	–	–	120,000	120,000	
	7.4.2001	2.34	180,000	–	–	–	180,000	300,000

A summary of the movements during the six months ended 31 December 2004 of the SeV Pre-IPO Share Options and the SeV Share Options granted to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and chief executive as disclosed above, is as follows:

		Number of share options					
Date of grant	Exercise price HK$	Balance as at 1.7.2004	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2004	
28.3.2000	10.380	1,546,667	–	–	773,334	773,333	
30.11.2000	3.885	687,500	–	–	95,833	591,667	
7.4.2001	2.340	1,200,000*	–	–	–	1,200,000	
8.7.2002	1.430	750,000	–	–	–	750,000	
29.11.2003	1.590	1,850,000	–	–	–	1,850,000	5,165,000

Note:

* Additional 30,000 share options from a staff whose employment has been transferred to the Company from SUNeVision effective on 1 July 2004.

Other than the participants as stated above, SUNeVision had not granted since the adoption of the SeV Pre-IPO Share Osption Scheme and the SeV New Share Option Scheme any options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

c. **Share Option Scheme of iAdvantage Limited**

The Company operates another share option scheme which was approved for iAdvantage Limited, a subsidiary of the Company. No option shares for iAdvantage Limited have been granted to any person since its adoption as required to be disclosed under the Listing Rules.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2004, the long positions of every person, other than directors or the chief executive of the Company, who had interests in shares of the Company which fall to be disclosed to the Company under Part XV of the SFO were as follows:

Name	As Trustee	Corporate interest	Beneficial owner	Total number of shares	% of shares in issue
HSBC International Trustee Limited	1,084,154,733	900,577	–	1,085,055,310*	44.19
Cerberus Group Limited	–	1,056,338,347	–	1,056,338,347*	43.99
Vantage Captain Limited	–	75,830,929	980,507,418	1,056,338,347*	43.99

Note :

* The shares in which Vantage Captain Limited was interested were the shares in which Cerberus Group Limtied was interested; the shares in which Cerberus Group Limited was interested formed part of the shares in which HSBC International Trustee Limited was interested. Of the above shares in the Company in which HSBC International Trustee Limited was interested, 1,056,338,347 shares were the shares referred to in the Note 1 to the section on "Directors' and Chief Executive's Interests".

Other Information

INTERESTS OF OTHER PERSONS

During the half year ended 31 December 2004, other than the interests in shares and underlying shares of the Company and its Associated Corporations held by the directors, the chief executive and substantial shareholders stated above, there were no other persons with interests recorded in the register required to be kept under section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the half year ended 31 December 2004. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during this period.

INTERIM DIVIDEND

The Directors declared an interim dividend of HK$0.70 per share (2003: HK$0.60 per share) payable in cash on 29 March 2005 to shareholders on the Register of Members as at 24 March 2005.

The Register of Members will be closed from 18 March 2005 to 24 March 2005, both days inclusive. In order to qualify for the interim dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Hopewell Centre, 17th Floor, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 17 March 2005.

FINANCIAL ASSISTANCE AND GUARANTEES TO AFFILIATED COMPANIES

The Group has provided financial assistance to and guarantees for facilities granted to certain associated companies and jointly controlled entities (collectively the "Affiliated Companies" within the definition under Chapter 13 of the Listing Rules) which together in aggregate exceeds the relevant percentage ratios of 8% under the Listing Rules. In accordance with the continuing disclosure requirements under Rule 13.22, the Company has applied and received a waiver from the Stock Exchange to provide the following statement as an alternative of disclosing a proforma combined balance sheet of the Affiliated Companies.

Statement of indebtedness, contingent liabilities and capital commitments of the Affiliated Companies as at 31 December 2004:

	Total amount	The Group's attributable interest
	HK$ Million	HK$ Million
Indebtedness	66,171	29,111*
Contingent liabilities	–	–
Capital commitments	1,654	626

*Note: These amounts include advances from the Group and bank borrowings by Affiliated Companies which are not guaranteed by the Group.

Other Information

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Code of Conduct regarding securities transactions by directors as set out in Appendix 10 to the Listing Rules during the relevant accounting period and all directors have complied with the required standard of dealings set out therein.

AUDIT COMMITTEE

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and discussed with management regarding auditing, internal control and financial reporting matters including the review of the Company's unaudited interim results for the six months ended 31 December 2004.

CODE OF BEST PRACTICE

In the opinion of the directors, during the relevant accounting period, the Company complied with the Code of Best Practice as set out in the old Appendix 14 to the Listing Rules except that the non-executive directors were not appointed for specific terms but were subject to retirement by rotation and re-election at the annual general meetings in accordance with the Company's Articles of Association.

By Order of the Board
LAI Ho-kai, Ernest
Company Secretary

Hong Kong, 3 March 2005



www.shkp.com

File No. 82-188
April 4, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kirin Brewery Company, Limited – 12g3-2(b) exemption

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission pursuant to the aforementioned rule:

1. Notice of Resolutions of the 166th Ordinary General Meeting of Shareholders

If you have any further questions or requests for additional information please do not hesitate to contact Koji Kodama at 011-813-5540-3430(telephone) or 011-813-5540-3530(facsimile).

Very truly yours,

Kirin Brewery Company, Limited

By K. Kodama
Name: Koji Kodama
Title: Group Leader
Finance Group

099999-0990-02664-Tokyo.2005436.1

(Note) This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

March 30, 2005

To Our Shareholders:

Notice of Resolutions of the 166th Ordinary General Meeting of Shareholders

Dear Shareholders:

Please take notice that at the 166th Ordinary General Meeting of Shareholders of the Company held this day, reports were made and resolutions were adopted as described below.

Yours very truly,

Koichiro Aramaki
Representative Director and President

Kirin Brewery Company, Limited
10-1, Shinkawa 2-chome,
Chuo-ku, Tokyo

Description

Matters for reporting:

1) Report on the business report, balance sheet and statement of income for the 166th business term (from January 1, 2004 to December 31, 2004).

The particulars of the above accounting documents were reported.

2) Report on consolidated balance sheet and consolidated statement of income for the 166th business term (from January 1, 2004 to December 31, 2004) and on results of audit of the statutory consolidated report by Independent Auditors and Board of Corporate Auditors.

The particulars of the above consolidated accounting documents and the results of audit were reported.

Matters for resolution:

<u>Proposition No. 1</u>: Approval of the proposal for appropriation of unappropriated retained earnings for the 166th business term.

The proposition was approved and adopted as proposed. It was decided to pay a dividend of ¥7 per share (amounting to ¥13.5 per annum, together with an interim dividend of ¥6.5).

<u>Proposition No. 2</u>: Election of 10 Directors.

The proposition was approved and adopted as proposed. Messrs. Koichiro Aramaki, Naomichi Asano, Takeshi Shigenaga, Shozo Sawada, Akira Negami, Kazuyasu Kato, Takeshi Shimazu, Kazuhiro Satoh, Kenjiro Hata and Satoru Kishi, 10 in all, were re-elected as Directors, and each of them assumed office.

- - - - - - -

It is to be added that, at the meeting of the Board of Directors held following the close of the General Meeting of Shareholders, Mr. Koichiro Aramaki and Mr. Naomichi Asano were elected as Representative Directors, and each of them assumed office.

- END -

File No. 82-188
April 4, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kirin Brewery Company, Limited – 12g3-2(b) exemption

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission pursuant to the aforementioned rule:

Financial Report

Annual report dated March 30, 2005 for the fiscal year ended December 31, 2004 and Audited Financial Statements for the year ended December 31, 2004 prepared in accordance with the Japanese Security Exchange Law and submitted to the Japanese Ministry of Finance and the Japanese Stock Exchanges.

If you have any further questions or requests for additional information please do not hesitate to contact Koji Kodama at 011-813-5540-3430(telephone) or 011-813-5540-3530(facsimile).

Very truly yours,

Kirin Brewery Company, Limited

By K. Kodama
Name: Koji Kodama
Title: Finance Group Leader

有価証券報告書

（証券取引法第24条第１項に基づく報告書）

事業年度　　自　平成16年１月１日

（第166期）　至　平成16年12月31日

麒麟麦酒株式会社

(185003)

第166期（自平成16年１月１日　至平成16年12月31日）

有価証券報告書

1　本書は証券取引法第24条第１項に基づく有価証券報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成17年３月30日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した有価証券報告書の添付書類は含まれておりませんが、監査報告書は末尾に綴じ込んでおります。

麒麟麦酒株式会社

目　　　　次

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成17年３月30日
【事業年度】	第166期(自　平成16年１月１日　至　平成16年12月31日)
【会社名】	麒麟麦酒株式会社
【英訳名】	KIRIN BREWERY COMPANY, LIMITED
【代表者の役職氏名】	取締役社長　　荒　蒔　康一郎
【本店の所在の場所】	東京都中央区新川二丁目10番１号
【電話番号】	03(5540)3411(案内台)
【事務連絡者氏名】	執行役員経理部長　　横　松　　　守
【最寄りの連絡場所】	東京都中央区新川二丁目10番１号
【電話番号】	03(5540)3411(案内台)
【事務連絡者氏名】	執行役員経理部長　　横　松　　　守
【縦覧に供する場所】	麒麟麦酒株式会社東海地区本部 (名古屋市中村区名駅三丁目28番12号(大名古屋ビル)) 麒麟麦酒株式会社近畿圏地区本部 (大阪市西区江戸堀二丁目１番１号(江戸堀センタービル)) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目８番16号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目３番17号) 証券会員制法人福岡証券取引所 (福岡市中央区天神二丁目14番２号) 証券会員制法人札幌証券取引所 (札幌市中央区南一条西五丁目14番地の１)

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 最近５連結会計年度に係る主要な経営指標等の推移

回次		第162期	第163期	第164期	第165期	第166期
決算年月		平成12年12月	平成13年12月	平成14年12月	平成15年12月	平成16年12月
売上高	(百万円)	1,580,825	1,561,879	1,583,248	1,597,509	1,654,886
経常利益	(百万円)	93,080	69,339	84,443	94,676	106,562
当期純利益	(百万円)	32,924	23,122	32,540	32,395	49,099
純資産額	(百万円)	768,486	782,902	769,227	803,882	858,615
総資産額	(百万円)	1,627,400	1,661,652	1,744,131	1,787,867	1,823,790
１株当たり純資産額	(円)	780.58	795.29	795.71	831.84	888.65
１株当たり当期純利益金額	(円)	33.18	23.49	33.26	33.27	50.58
潜在株式調整後１株当たり当期純利益金額	(円)	33.06	23.48	—	—	—
自己資本比率	(%)	47.2	47.1	44.1	45.0	47.1
自己資本利益率	(%)	4.4	3.0	4.2	4.1	5.9
株価収益率	(倍)	30.83	39.89	22.70	27.47	19.95
営業活動によるキャッシュ・フロー	(百万円)	93,714	71,144	87,750	118,430	127,963
投資活動によるキャッシュ・フロー	(百万円)	△69,090	△12,108	△175,377	△62,867	△44,252
財務活動によるキャッシュ・フロー	(百万円)	△43,693	20,865	50,699	△30,018	△35,901
現金及び現金同等物の期末残高	(百万円)	64,335	144,331	105,625	129,978	177,257
従業員数 [外、平均臨時雇用者数]	(人)	21,867 [3,437]	22,174 [4,573]	23,070 [3,826]	22,852 [4,708]	22,160 [4,585]

(注) １ 売上高には、消費税等は含まれておりません。

２ 「潜在株式調整後１株当たり当期純利益金額」は、調整計算の結果、１株当たり当期純利益金額が減少しなかった場合は記載しておらず、また、潜在株式が存在していない場合も記載しておりません。

３ 第165期連結会計年度より、１株当たり純資産額、１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額の算定にあたっては、「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用しております。

(2) 提出会社の最近５事業年度に係る主要な経営指標等の推移

回次		第162期	第163期	第164期	第165期	第166期
決算年月		平成12年12月	平成13年12月	平成14年12月	平成15年12月	平成16年12月
売上高	(百万円)	1,066,719	1,028,403	999,920	961,830	956,969
経常利益	(百万円)	67,325	44,580	53,831	71,935	66,797
当期純利益	(百万円)	31,484	19,382	26,380	34,888	40,485
資本金	(百万円)	102,045	102,045	102,045	102,045	102,045
発行済株式総数	(株)	984,508,387	984,508,387	984,508,387	984,508,387	984,508,387
純資産額	(百万円)	665,439	691,878	679,770	726,030	776,356
総資産額	(百万円)	1,175,289	1,251,755	1,280,112	1,330,444	1,417,778
１株当たり純資産額	(円)	675.91	702.83	703.18	751.21	803.60
１株当たり配当額 (内１株当たり中間配当額)	(円) (円)	12.00 (6.00)	12.00 (6.00)	12.00 (6.00)	12.00 (6.00)	13.50 (6.50)
１株当たり当期純利益金額	(円)	31.73	19.69	26.96	35.96	41.76
潜在株式調整後１株当たり当期純利益金額	(円)	―	―	―	―	―
自己資本比率	(%)	56.6	55.3	53.1	54.6	54.8
自己資本利益率	(%)	4.9	2.9	3.8	5.0	5.4
株価収益率	(倍)	32.2	47.6	28.0	25.4	24.2
配当性向	(%)	37.61	60.94	44.25	33.37	32.33
従業員数 [外、平均臨時雇用者数]	(人)	6,502 [615]	6,540 [492]	6,346 [431]	5,771 [405]	5,439 [405]

(注) 1 売上高には、消費税等は含まれておりません。

2 潜在株式調整後１株当たり当期純利益金額については、潜在株式が存在しないため記載しておりません。

3 提出会社の従業員数については、関係会社等から提出会社への出向者を含む就業人員を記載しております。

4 第163期より自己株式を資本に対する控除項目としており、また、１株当たり純資産額及び１株当たり当期純利益金額の各数値は発行済株式数から自己株式数を控除して計算しております。

5 第165期より、１株当たり純資産額、１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額の算定にあたっては、「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用しております。

2 【沿革】

当社は、明治40年２月23日に設立され、日本におけるビール醸造会社の草分けの一つであるザ・ジャパン・ブルワリー・カンパニーの事業の一切を引き継ぎ、今日の基礎を固めました。

当社設立以後の当社グループ(当社及び連結子会社)に係る主要事項は次のとおりであります。

年月	主要事項
明治40年２月	麒麟麦酒株式会社設立 ㈴明治屋にビール一手販売権を付与
大正12年８月	東洋醸造㈱を吸収合併、仙台工場とする。
大正12年９月	関東大震災により、横浜山手(天沼)工場全壊
大正15年６月	横浜(生麦)工場完成
昭和２年１月	㈱明治屋とのビール一手販売契約を解除、自社販売に移行 東京支店(現首都圏地区本部東京支社)、大阪支店(現近畿圏地区本部大阪支社)など全７支店を開設
昭和18年１月	麒麟科学研究所(現基盤技術研究所、医薬探索研究所など)開設
昭和24年５月	東京、大阪各証券取引所再開と同時に株式上場
昭和24年７月	酒類配給公団(23年３月設立)の廃止に伴い、横浜支店(現首都圏地区本部横浜支社)など５支店３出張所を復活
昭和30年３月	札幌出張所(現北海道地区本部北海道支社)開設
昭和37年１月	静岡出張所(現東海地区本部静岡支社)開設
昭和37年２月	名古屋工場完成
昭和38年４月	自動販売サービス㈱(現キリンビバレッジ㈱<現連結子会社>)設立
昭和39年１月	新潟出張所(現関信越地区本部新潟支社)開設
昭和41年２月	福岡工場完成
昭和45年６月	取手工場完成
昭和47年４月	岡山工場完成
昭和49年２月	関東支店(現関信越地区本部)開設
昭和49年５月	滋賀工場完成
昭和50年５月	千歳工場(清涼飲料工場)完成
昭和51年11月	本店社屋(現原宿社屋)完成
昭和54年２月	金沢支店(現北陸地区本部)開設
昭和54年４月	栃木工場完成
昭和58年３月	新仙台工場完成
昭和58年９月	開発科学研究所(現医薬探索研究所)開設
昭和58年10月	原料研究所(現植物開発研究所)開設
昭和60年２月	千葉支店(現首都圏地区本部千葉支社)開設
昭和61年２月	埼玉支店(現首都圏地区本部埼玉支社)開設
昭和61年５月	千歳工場完成(ビール工場)
平成２年１月	高崎医薬工場にて医薬品製造開始
平成２年１月	安全性研究所(現医薬開発研究所)開設
平成２年４月	医薬品販売開始
平成３年１月	キリンビバレッジ㈱に清涼飲料及びトマト飲料事業の営業の一部を譲渡
平成４年５月	新基盤技術研究所完成
平成５年５月	北陸工場完成
平成７年１月	キリンビバレッジ㈱東京証券取引所市場第二部に株式を上場
平成７年４月	本店社屋(中央区新川)完成
平成８年６月	キリンビバレッジ㈱東京証券取引所市場第一部に指定替
平成９年５月	神戸工場完成
平成10年２月	発泡酒販売開始
平成10年４月	LION NATHAN LTD. (現連結子会社)に資本参加
平成13年１月	キリン・シーグラム㈱(現キリンディスティラリー㈱<現連結子会社>)の営業部門を統合し、洋酒他販売開始
平成13年７月	缶チューハイ販売開始
平成14年11月	焼酎販売開始

3 【事業の内容】

当社グループは、当社を中核として、連結子会社276社、持分法適用関連会社15社によって構成されており、その主な事業の内容と主な会社の当該事業における位置付けは、次のとおりであります。

なお、次の４部門は「第５　経理の状況　１　(1) 連結財務諸表　注記」に掲げる事業の種類別セグメント情報の区分と同一であります。

(酒類事業部門)

当社は、ビール・発泡酒・その他酒類等の製造、ビール・発泡酒・洋酒・中国酒・その他酒類等の販売を行っております。海外において、麒麟（中国）投資有限公司（連結子会社）は、中国におけるビール事業の総括を、珠海麒麟統一啤酒有限公司(連結子会社)は、中国でビールの製造・販売を、LION NATHAN LTD.(連結子会社)は、豪州及びニュージーランド等でビール・ワインの製造・販売を、SAN MIGUEL CORPORATION(持分法適用関連会社)は、フィリピン等でビールの製造・販売を、それぞれ行なっております。また、KIRIN AUSTRALIA PTY.LTD.(連結子会社)は、豪州で麦芽の製造・販売を行っております。洋酒・中国酒において、キリンディスティラリー㈱(連結子会社)は、洋酒等の製造を、㈱永昌源(連結子会社)は、中国酒の製造・販売を行っております。海外において、RAYMOND VINEYARD&CELLAR,INC.(連結子会社)は、米国でワインの製造・販売を、Four Roses Distillery LLC(連結子会社)は、米国で洋酒の製造を行なっております。

(飲料事業部門)

キリンビバレッジ㈱(連結子会社；東京証券取引所市場第一部上場)は、飲料の製造・販売を行っております。北海道キリンビバレッジ㈱(連結子会社)は、北海道において飲料の販売を、東京キリンビバレッジサービス㈱（連結子会社）は、首都圏において飲料の販売を、関西キリンビバレッジサービス㈱（連結子会社）は、近畿圏において飲料の販売を、㈱ビバックス(連結子会社)は、中四国地域等において飲料の販売を、キリンエムシーダノンウォーターズ㈱(連結子会社)は、ミネラルウォーターの輸入・製造・販売を、キリン・トロピカーナ㈱（持分法適用関連会社）は、果実飲料の製造・販売を、それぞれ行なっております。

そのほか、近畿コカ・コーラ ボトリング㈱(持分法適用関連会社；東京・大阪証券取引所市場第一部上場)は、大阪府等においてコカ・コーラ製品の製造・販売を主な事業としております。米国において、The Coca - Cola Bottling Company of Northern New England,Inc. (連結子会社)は、コカ・コーラボトリング事業を行っております。

(医薬事業部門)

医薬事業部門において、当社は、医薬品の製造・販売を行っております。また、麒麟鯤鵬(中国)生物薬業有限公司(連結子会社)は、中国で医薬品の製造・販売を、KIRIN-AMGEN,INC.(持分法適用関連会社)は、医薬品の研究開発・ライセンシングを行っております。

(その他の事業部門)

アグリバイオ事業部門において、Kirin Agribio EC B.V.(連結子会社)は、欧州における育種・苗の生産・販売会社等を統轄しており、TWYFORD INTERNATIONAL INC.(連結子会社)は、組織培養苗の生産・販売を行っております。機能食品事業部門において、武田キリン食品㈱(連結子会社)は、調味料等の製造・販売を、キリンウェルフーズ㈱(連結子会社)は、健康食品の製造・販売を行っております。そのほか、小岩井乳業㈱(連結子会社)は、牛乳、乳製品等の製造・販売を、米久㈱(持分法適用関連会社；東京・名古屋証券取引所市場第一部上場)は、食肉の販売、食肉加工品の製造・販売を、㈱ナガノトマト(連結子会社)は、食品の製造・販売、飲料等の受託製造を、それぞれ行っております。キリン物流㈱(連結子会社)は、当社製品の販売を物流面からサポートしております。キリンインターナショナルトレーディング㈱(連結子会社)は、食品、飲料等の輸出入業務を、㈱横浜アリーナ(連結子会社)は、集会、コンサート、スポーツなど多様なイベントに対応できるイベントホール運営を、㈱横浜赤レンガ(連結子会社)は、横浜赤レンガ倉庫地区における商業施設の運営を、それぞれ行なっております。キリンエンジニアリング㈱(連結子会社)は、食品関連産業等を対象とするエンジニアリング事業を、㈱キリンテクノシステム(連結子会社)は、各種自動検査機器の製造・販売を、キリンダイニング㈱(連結子会社)は、飲食店の経営を、それぞれ行っております。

事業の系統図及び主要な会社名は次のとおりであります。



酒類事業部門
LION NATHAN LTD. ほか159社
KIRIN AUSTRALIA PTY. LTD.
麒麟（中国）投資有限公司
珠海麒麟統一啤酒有限公司 ほか２社
※ SAN MIGUEL CORPORATION
モルトの製造販売
㈱永昌源
RAYMOND VINEYARD&CELLAR, INC.
Four Roses Distillery LLC
キリンディスティラリー㈱
洋酒等の販売
ほか８社 計178社
飲料事業部門
キリンビバレッジ㈱
北海道キリンビバレッジ㈱
東京キリンビバレッジサービス㈱
関西キリンビバレッジサービス㈱
㈱ビバックス
キリンエムシーダノンウォーターズ㈱
※ キリン・トロピカーナ㈱
ほか10社
The Coca-Cola Bottling Company of Northern New England, Inc. ほか７社
※ 近畿コカ・コーラ ボトリング㈱
計26社
麒麟麦酒㈱
医薬事業部門
医薬品の製造販売
麒麟鯤鵬（中国）生物薬業有限公司
特許使用の許諾
※KIRIN-AMGEN, INC.
ほか４社 計６社
その他の事業部門
㈱ナガノトマト
小岩井乳業㈱
※米久㈱
製品・容器運送及び構内作業
キリン物流㈱ほか15社
エンジニアリングサービス
キリンエンジニアリング㈱
機器の製造販売
㈱キリンテクノシステムほか１社
酒類の販売
キリンダイニング㈱
Kirin Agribio EC B.V. ほか26社
種子の販売
TWYFORD INTERNATIONAL INC. ほか１社
キリンウェルフーズ㈱
武田キリン食品㈱
㈱横浜アリーナ
輸出入業務
キリンインターナショナルトレーディング㈱
㈱横浜赤レンガ
リース
キリンリース㈱
ほか23社 計81社

無印 連結子会社
※ 持分法適用関連会社

（▭ キリンビバレッジ㈱の連結範囲）

4 【関係会社の状況】

(1) 連結子会社 276社

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	関係内容			
					役員の兼任等	資金援助	営業上の取引・業務提携等	設備の賃貸借
LION NATHAN LTD. ＊1＊3	オーストラリア ニューサウスウェールズ州	436,086 千豪ドル	酒類	46.1	有	無	当社への洋酒等の販売 当社製品の製造・販売	無
KIRIN AUSTRALIA PTY. LTD.	オーストラリア ウェスタンオーストラリア州	12,000 千豪ドル	酒類	100.0	有	無	当社へのモルトの製造・販売	無
台湾麒麟啤酒股份有限公司	台湾 台北市	60,000 千台湾ドル	酒類	100.0	有	無	当社製品の販売	無
麒麟(中国)投資有限公司	中国 上海市	35,000 千米ドル	酒類	100.0	有	無	なし	無
珠海麒麟統一啤酒有限公司	中国 広東省	74,000 千米ドル	酒類	60.0	有	無	当社製品の製造・販売	無
RAYMOND VINEYARD & CELLAR, INC.	アメリカ カリフォルニア州	21,720 千米ドル	酒類	100.0	有	有	当社への洋酒等の販売	無
KIRIN HOLDINGS, INC.	アメリカ デラウェア州	50 米ドル	酒類	100.0	有	無	なし	無
Four Roses Distillery LLC	アメリカ ケンタッキー州	60,000 千米ドル	酒類	100.0 (100.0)	有	有	当社への洋酒等の販売	無
Kirin Europe GmbH	ドイツ デュッセルドルフ市	76 千ユーロ	酒類	100.0	有	無	当社製品の販売	無
㈱永昌源	東京都 品川区	90	酒類	99.9	有	無	当社への洋酒等の販売	無
㈱ビアスタイル・トゥ・ワン	東京都 小金井市	30	酒類	100.0	有	有	なし	無
㈱キリンコミュニケーションステージ	東京都 中央区	10	酒類	100.0	有	無	当社製品の販売	有
キリンディスティラリー㈱	静岡県 御殿場市	5,617	酒類	100.0	有	無	当社への洋酒等の販売 当社製品の受託製造	無
キリンビバレッジ㈱ ＊2＊4	東京都 千代田区	8,416	飲料	59.4	有	無	当社への商品・製品の製造・販売	有
北海道キリンビバレッジ㈱	札幌市 中央区	80	飲料	100.0 (100.0)	有	無	なし	有
東京キリンビバレッジサービス㈱	東京都 千代田区	10	飲料	100.0 (100.0)	有	無	なし	有
関西キリンビバレッジサービス㈱	大阪市 西区	10	飲料	100.0 (100.0)	有	無	なし	有
㈱ビバックス	広島市 中区	490	飲料	100.0 (100.0)	有	無	なし	無
キリンエムシーダノンウォーターズ㈱	東京都 千代田区	1,500	飲料	51.0 (51.0)	有	無	なし	無
The Coca-Cola Bottling Company of Northern New England, Inc.	アメリカ ニューハンプシャー州	930 千米ドル	飲料	100.0	有	無	なし	無
GEMINI SCIENCE, INC.	アメリカ カリフォルニア州	100 千米ドル	医薬	100.0	有	無	当社医薬品の研究開発の受託	無
第一・キリン薬品㈱	韓国 ソウル市	2,200百万 韓国ウォン	医薬	90.0	有	無	当社医薬品及び医療機器の販売	無
麒麟薬品股份有限公司	台湾 台北市	12,450 千台湾ドル	医薬	100.0	有	無	当社医薬品及び医療機器の販売	無
麒麟(亜州)醫藥有限公司	中国 香港	6,000 千香港ドル	医薬	100.0	有	無	当社医薬品及び医療機器の販売	無
麒麟鯤鵬(中国)生物薬業有限公司	中国 上海市	29,800 千米ドル	医薬	70.0	有	無	当社医薬品の製造・販売	無
キリンエンジニアリング㈱	横浜市 神奈川区	1,000	その他	100.0	有	無	当社からのエンジニアリングサービス受託	無
㈱キリンテクノシステム	横浜市 鶴見区	1,590	その他	100.0	有	無	当社への検査機器の製造・販売	有
㈱横浜アリーナ ＊1	横浜市 港北区	13,000	その他	53.8	有	無	なし	無

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	関係内容			
					役員の兼任等	資金援助	営業上の取引・業務提携等	設備の賃貸借
キリン物流㈱	東京都渋谷区	504	その他	99.2	有	無	当社の製品・容器の運送及び構内作業等	有
Kirin Agribio EC B.V.	オランダザイトホラント州	18千ユーロ	その他	100.0	有	無	なし	無
麒麟生物農業(上海)有限公司	中国上海市	5,000千中国元	その他	100.0	有	無	なし	無
㈱キリンビジネスシステム	東京都渋谷区	50	その他	100.0(50.0)	有	無	当社へのOA機器販売保守サービス・ソフトウェアの開発	有
キリンインターナショナルトレーディング㈱	東京都渋谷区	100	その他	100.0	有	有	当社からの輸出入業務の受託	有
小岩井乳業㈱	東京都千代田区	1,689	その他	75.5(51.0)	有	無	なし	有
㈱ナガノトマト ＊3	長野県松本市	711	その他	44.0(10.9)	有	有	なし	無
INDUSTRIA AGRICOLA TOZAN LTDA.	ブラジルサンパウロ市	1,000ブラジルレアル	その他	88.4	有	無	なし	無
TWYFORD INTERNATIONAL INC.	アメリカフロリダ州	222千米ドル	その他	96.6	有	無	当社からの種子の販売	無
キリンウェルフーズ㈱	東京都江東区	1,200	その他	100.0	有	有	当社からの健康食品原料の販売	無
キリンフィード㈱	東京都中央区	50	その他	100.0	有	有	当社飼料の販売	無
武田キリン食品㈱	東京都中央区	5,000	その他	51.0	有	有	当社からの酵母の販売	有
キリンダイニング㈱	東京都渋谷区	510	その他	100.0	有	無	当社製品の販売	有
㈱キリンシティ	東京都渋谷区	100	その他	100.0	有	有	当社製品の販売	有
キリンビルマネジメント㈱	東京都渋谷区	10	その他	100.0	有	無	当社所有不動産の管理	有
キリンホテル開発㈱	兵庫県尼崎市	10	その他	100.0	有	無	当社からのホテル運営の受託	無
キリンガーデンコミュニティ㈱	兵庫県尼崎市	10	その他	100.0	有	無	当社所有不動産の管理	無
㈱キリンプラザ	宮城県仙台市	200	その他	100.0	有	無	なし	有
㈱キリンスポーツクラブ	東京都品川区	50	その他	100.0	有	無	なし	有
㈱鎌倉海浜ホテル	神奈川県鎌倉市	19	その他	91.4	有	無	なし	有
鶴見倉庫㈱	横浜市鶴見区	40	その他	100.0	有	無	当社製品の保管業務	無
キリンアンドコミュニケーションズ㈱	東京都渋谷区	50	その他	100.0	有	無	当社への広告品の販売	有
日本ツーリスト開発㈱	東京都渋谷区	80	その他	100.0	有	無	当社への旅行関連サービスの提供	有
キリンエコー㈱	東京都中央区	408	その他	100.0	有	無	当社からの副産物の購入当社への保険サービスの提供	有
キリンリース㈱	東京都渋谷区	10	その他	100.0	有	有	当社へのリース	有
㈱横浜赤レンガ	横浜市中区	2,090	その他	71.8	有	有	なし	無
㈱ジャパンポテト	東京都中央区	65	その他	93.0	有	有	当社からの種芋の販売	有
キリン・グリーンアンドフラワー㈱	東京都中央区	30	その他	91.0	有	有	当社からの苗等の販売・受託生産	有
㈱フラワーゲート	東京都中央区	185	その他	75.0	有	有	当社花卉の苗及び製品の販売	無
その他219社	―	―	―	―	―	―	―	―

(2) 持分法適用関連会社　15社

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	関係内容			
					役員の兼任等	資金援助	営業上の取引・業務提携等	設備の賃貸借
SAN MIGUEL CORPORATION	フィリピン メトロマニラ	15,982 百万フィリピンペソ	酒類	15.5	有	無	なし	無
ハイネケンジャパン㈱	東京都渋谷区	200	酒類	49.0	有	有	当社による同社商品の受託製造・販売	有
近畿コカ・コーラボトリング㈱　＊2	大阪府摂津市	10,948	飲料	41.4	有	無	なし	無
キリン・トロピカーナ㈱	東京都中央区	480	飲料	50.0 (50.0)	有	無	なし	有
KIRIN-AMGEN, INC.	アメリカ カリフォルニア州	10 米ドル	医薬	50.0	有	無	当社からの特許許諾料の支払	無
米久㈱　＊2	静岡県沼津市	8,634	その他	20.1	有	無	なし	無
トキタ種苗㈱	埼玉県さいたま市	148	その他	24.7	無	無	当社花卉の種子及び苗の受託生産・販売	無
㈱ベルディ	愛知県豊橋市	98	その他	27.5	有	無	なし	無
青島国際種苗有限公司	中国山東省	100	その他	45.0	有	無	なし	無
コスモ食品㈱	東京都中央区	52	その他	34.1	有	無	当社調味料の受託製造・販売	有
フラワーシーズン㈱	東京都中央区	200	その他	34.0	有	無	なし	有
その他4社	―	―	―	―	―	―	―	―

(※) 1　主要な事業の内容欄には、事業の種類別セグメントの名称を記載しております。
2　＊1：特定子会社に該当します。
3　＊2：有価証券報告書を提出しております。
4　＊3：「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号)第8条第4項の規定により子会社としております。
5　議決権の所有割合の(　)内は間接所有割合で内数を記載しております。
6　＊4：キリンビバレッジ㈱については、売上高(連結会社相互間の内部売上高を除く)の連結売上高に占める割合が10%を超えております。

5 【従業員の状況】

(1) 連結会社の状況

平成16年12月31日現在

事業の種類別セグメントの名称	従業員数(人)
酒類	7,645 [1,989]
飲料	4,984 [316]
医薬	1,418 [5]
その他	7,610 [2,275]
全社(共通)	503 [―]
合計	22,160 [4,585]

(注) 1 従業員数は就業人員であります。
2 臨時従業員数は[ ]内に年間の平均人員を外数で記載しております。

(2) 提出会社の状況

平成16年12月31日現在

従業員数(人)	平均年齢(歳)	平均勤続年数(年)	平均年間給与(円)
5,439 [405]	41.0	17.2	9,014,527

(注) 1 従業員数は就業人員であります。
2 臨時従業員数は[ ]内に年間の平均人員を外数で記載しております。
3 平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

労使関係について特に記載すべき事項はありません。

第２ 【事業の状況】

１ 【業績等の概要】

(1) 業績

当連結会計年度のわが国経済は、企業収益の改善に加え、雇用情勢なども緩やかに上向くなど景気回復基調を続けていましたが、夏場以降、個人消費の回復ペースが緩やかになっているほか、デフレ傾向も続いており、企業を取り巻く環境は改善しつつも、依然厳しい状況が続いています。

ビール・発泡酒総市場につきましては、７月の猛暑がありながらも、新カテゴリー登場などの影響で減少する一方、チューハイ市場は成長を続けています。焼酎・洋酒・ワインにつきましては、洋酒は前年を下回りましたが、焼酎は乙類ブームなどにより伸長しました。清涼飲料業界については、猛暑が追い風となり、市場は拡大しました。

このような状況の中、キリングループは当連結会計年度からスタートした「2004年-2006年キリングループ中期経営計画」に基づき、引き続き収益性向上を進めるとともに、「キリンブランドの価値向上」に取り組む経営改革を推進し、開発・提案型の強い企業グループへの転換を目指してきました。

当連結会計年度の連結売上高は、酒類の売り上げが堅調に推移したほか、飲料事業、医薬事業、その他の事業部門の売り上げが好調な結果を収めたことにより、1兆6,548億円（前期比3.6％増）となりました。利益については、収益構造の見直しなどにより、連結営業利益1,093億円(前期比7.7％増)、連結経常利益1,065億円(前期比12.6％増)、連結当期純利益490億円(前期比51.6％増)となりました。

事業の種類別セグメントの業績は次のとおりであります。

(酒類事業部門)

中核である国内酒類事業においては、変化する市場環境の中で、引き続き収益性向上を進めるとともに「キリンブランドの価値向上」を重点課題と考え、お客様に対する、より価値の高い提案に取り組みました。

ビール市場については、「キリンブランドの価値向上」に最も影響を与えるものととらえ、以下の様々な取り組みを実施しました。「キリン一番搾り生ビール」は、“もっと上質で鮮度ある一番搾り”としてリニューアルし、10年ぶりの対前年プラスを達成しました。「キリンラガービール」は「キリンクラシックラガー」とあわせてラガーブランド本来の価値を訴求する広告を展開しました。他社に先駆けて提案したチルドビールでは、「まろやか酵母」「豊潤（ほうじゅん）」「White Ale（ホワイトエール）」などの品揃えにより、付加価値の高い新たな市場を築きました。

発泡酒市場では、「麒麟淡麗〈生〉」を中心に、健康志向に応える「淡麗グリーンラベル」「淡麗アルファ」の淡麗ブランドを強化する取り組みを実施しました。新商品では、小麦麦芽を使用した「キリン 小麦」、乳酸菌を使用して発酵させた「やわらか」など多様なニーズに応える商品を提案しました。

チューハイ市場では、「キリンチューハイ 氷結」（レモン、グレープフルーツ、ウメ、ライム）のシリーズをリニューアルし、おいしさに磨きをかけるとともに、「グリーンアップル」やプレミアムシリーズの「バレンシア スパークリング」などを発売し、独創的なラインアップの拡大を図りました。また、新たな切り口の低アルコール飲料として、「麒麟 酔茶チューハイ」を発売しました。

焼酎では、「麒麟麦焼酎 ピュアブルー」の家庭用サイズ導入やデザイン変更などによってさらに市場への浸透を図り、洋酒市場では、世界NO.1ブランド*のワイン「フランジア」やシャンパンブランド「ランソン」などを中心にワイン事業の強化を図りました。

＊単独ブランド販売量No.1（出典：IMPACT DATA BANK 2004 EDITION)

営業面では、引き続き業界の取引正常化に取り組み、その一環としてのオープン価格制について、2005年からの導入を発表しました。また、JOC（財団法人日本オリンピック委員会）オフィシャルパートナーとして、オリンピックイヤーにあわせた積極的な販売促進活動を展開しました。

国際酒類事業では、アジア・オセアニアを重点地域として展開する中、LION NATHAN LTD.やSAN MIGUEL CORPORATIONとグループシナジーの創出を推進しました。また、特に重点市場と定めている中国においては、中国全土での事業を統括する持ち株会社である麒麟（中国）投資有限公司を設立したほか、新たに大連大雪啤酒株式有限公司に資本参加するなど、重点地域での事業基盤づくりを進めました。また、キリングループの技術協力により、中国においてグループ初の生ビール「海珠純生」を珠海麒麟統一啤酒有限公司から発売しました。

以上の結果、酒類事業部門の売上高は1兆532億円(前期比0.8%増)、営業利益は697億円(前期比2.4%増)となりました。

(飲料事業部門)

飲料事業の中核を担うキリンビバレッジ㈱においては、安定的な収益構造をもたらす基盤商品の育成・成長に重点を置いたブランド戦略と販売業態ごとに策定したきめ細やかな営業戦略を推進するとともに、経営資源の効率的投下を図りながら事業規模拡大に努めた結果、大幅な増収増益となりました。

缶コーヒー「キリン　ファイア ゴールドラッシュ」のヒットに加え、成長著しいミネラルウォーター分野の「キリン　アルカリイオンの水」などの販売が好調に推移しました。

営業面では、最重要市場である量販市場を軸に、基盤商品のさらなる成長と定番化および新商品の育成を戦略化した売り場提案を行うなど、お客様支持獲得に向けた販売活動に努めました。

一方中国において、展開中の上海に加え北京や広州を販売エリアとすることで、海外における事業の拡大に努めました。

また、開発部門では、キリンビバレッジ㈱と小岩井乳業㈱、キリン・トロピカーナ㈱の研究開発機能を当社横浜工場内に移設し、キリングループ共同の研究施設を設置することで、グループシナジーの一層の推進を図りました。

以上の結果、飲料事業部門の売上高は3,723億円(前期比3.6%増)、営業利益は227億円(前期比23.3%増)となりました。

(医薬事業部門)

医薬事業部門では、引き続き腎性貧血治療剤「エスポー（EPO）」、白血球減少症治療剤「グラン（G-CSF）」、二次性副甲状腺機能亢進症治療剤「ロカルトロール注」、高リン血症治療剤「フォスブロック錠」の販売強化に注力しました。

研究開発の面では、新世代の腎性貧血治療剤「KRN321」の開発などを引き続き進めました。二次性副甲状腺機能亢進症治療剤「KRN1493」の臨床試験がフェーズⅢ段階に入りました。また、６月にはArgos Therapeutics,Inc.との間で、樹状細胞を用いる細胞医療について提携する契約を締結しました。８月には、当社のヒト抗体産生マウス技術を利用して取得した抗体が、当社の抗体医薬候補品として初の臨床試験に入りました。

以上の結果、医薬事業部門の売上高は627億円(前期比9.0%増)、営業利益は121億円(前期比3.8%増)となりました。

(その他の事業部門)

アグリバイオ事業では、花卉事業会社の第一園芸株式会社から、カーネーション事業を中心とした生産農家向け（営利栽培用）花卉種苗事業を買収し、７月より新体制での営業を開始しました。また、中国における品種権管理と、主に日本の生産者向けの苗生産拠点統括を目的とした麒麟生物農業（上海）有限公司を４月に設立しました。また９月には、花卉小売店舗「FLORÉAL」（フロレアル）オペーク丸の内店を出店し、新たな花文化の提案も始めました。

機能食品事業では、当社と小岩井乳業㈱が共同研究を行ってきたＫＷ乳酸菌をグループ各社で商品化（キリンウェルフーズ㈱の「キリン ノアレ」など）し、販売強化に取り組みました。また、キリングループの研究成果であり、血圧降下作用のあるブナハリタケエキスを商品化しました。
以上により、その他の事業部門の売上高は1,665億円(前期比23.4%増)、営業利益は78億円(前期比24.4%増)となりました。

また、所在地別セグメントの状況は以下のとおりであります。
(日本)
酒類事業部門においては、チューハイ、焼酎、ワインなどの売上は好調に推移しましたが、新カテゴリーの影響によりビールおよび発泡酒の販売数量が減少したため、売上高は前年同期を下回りました。飲料事業部門は基盤商品の販売増やコスト構造改革の推進などにより、売上高、営業利益とも過去最高を記録しました。医薬事業部門およびその他の事業部門の売上高も前年同期を上回りました。
これらにより、日本における売上高は1兆4,422億円（前年同期比3.2%増)、営業利益は856億円（前年同期比6.4%増）となりました。
(アジア・オセアニア)
LION NATHAN LTD.が引き続き好調な業績を収めたことにより、アジア・オセアニアにおける売上高は1,568億円（前年同期比11.7%増)、営業利益は237億円（前年同期比16.5%増）となりました。
(その他の地域)
アメリカ合衆国、ヨーロッパ諸国など、その他の地域における売上高は557億円（前年同期比6.0%減)、営業利益は38億円（前年同期比13.7%減）となりました。

(2) キャッシュ・フローの状況
当連結会計年度における連結ベースの現金及び現金同等物（以下「資金」という。）は、国内酒類事業の設備投資をはじめとする有形固定資産の取得等の投資活動による資金の支出がありましたが、手許資金等によりこれを賄い、結果として対前連結会計年度末比472億円増加の1,772億円となりました。
当連結会計年度における活動毎のキャッシュ・フローの状況は以下のとおりです。

(営業活動によるキャッシュ・フロー)
営業活動による資金の収入は、税金等調整前当期純利益が減損損失・厚生年金基金代行部分返上益など資金の流出入を伴わない項目が含まれるものの、318億円増加したこと、売上債権・たな卸資産・仕入債務の増減による運転資金の流入が164億円増加したこと、法人税等の支払が102億円増加したことなどにより、対前連結会計年度比95億円増加の1,279億円となりました。

(投資活動によるキャッシュ・フロー)
固定資産の取得については、国内酒類事業の設備投資、広島工場跡地開発などにより、前連結会計年度より92億円多い690億円を支出しました。
一方、有価証券・投資有価証券の売却・償還により181億円の収入がありました。
これらの結果、投資活動による資金の支出は対前連結会計年度比186億円減少の442億円となりました。

(財務活動によるキャッシュ・フロー)
配当金は前連結会計年度より15億円多い192億円を支出しました。また、借入金の返済により161億円を支出しました。
これらの結果、財務活動による資金の支出は対前連結会計年度比58億円増加の359億円となりました。

2 【生産、受注及び販売の状況】

(1) 生産実績

当連結会計年度における事業の種類別セグメントごとの生産実績は、次のとおりであります。

事業の種類別セグメントの名称	金額(百万円)	前年同期比(%)
酒類	1,000,444	1.0
飲料	126,192	1.9
医薬	56,799	△2.8
その他	56,222	34.8
合計	1,239,660	2.1

(注) 1 金額は、販売価格によっております。

2 上記の金額には、消費税等は含まれておりません。

(2) 受注状況

当連結会計年度における事業の種類別セグメントごとの受注状況は、次のとおりであります。

なお、酒類事業部門、飲料事業部門のうち製造受託製品及びその他の事業部門のうち検査機器ほかを除く製品については、見込み生産を行っております。

事業の種類別セグメントの名称	受注高(百万円)	前年同期比(%)	受注残高(百万円)	前年同期比(%)
酒類	436	△23.1	—	—
飲料	1,299	△41.3	—	—
医薬	—	—	—	—
その他	9,583	8.7	1,277	20.8
合計	11,320	△2.4	1,277	20.8

(注) 1 金額は、販売価格によっております。

2 上記の金額には、消費税等は含まれておりません。

(3) 販売実績

当連結会計年度における事業の種類別セグメントごとの販売実績は、次のとおりであります。

事業の種類別セグメントの名称	金額(百万円)	前年同期比(%)
酒類	1,053,291	0.8
飲料	372,392	3.6
医薬	62,702	9.0
その他	166,500	23.4
合計	1,654,886	3.6

(注) 上記の金額には、消費税等は含まれておりません。

3 【対処すべき課題】

キリングループは、昨年からスタートした「2004年-2006年キリングループ中期経営計画」の達成に向け、“キリンブランドの価値向上”を目指した開発・提案型の強い企業グループへの質的転換をより加速していきます。国内酒類事業の強化を最優先課題とし、これまで進めてきた基盤強化を受け、競争力強化を図ります。

国内酒類事業では、ビール、発泡酒、チューハイなど主要な分野において、商品ブランドをより強化する取り組みを実施します。また、拡大を続ける新カテゴリーに参入し、市場全体における基盤強化を進めます。

ビールについては、「キリン一番搾り生ビール」や「キリンラガービール」「キリン クラシックラガー」を中心に、その品質感や高級感を訴求することで、ブランドの価値を高めていきます。チルドビールについても、他社にはない強みとして新たな提案を継続することで、市場の浸透・拡大を図っていきます。

発泡酒については、家庭における晩酌の主役ととらえ、主力の淡麗シリーズ（「麒麟淡麗〈生〉」「淡麗グリーンラベル」「淡麗アルファ」）をリニューアルし、さらに魅力的にしていきます。

新カテゴリーについては、当社の商品開発力を結集した新商品「キリン のどごし〈生〉」を４月に発売し、拡大しつつある市場におけるトップブランドを目指します。

ここ４年で２倍に市場が拡大したチューハイは、「キリンチューハイ 氷結」を中心に独創的なラインアップを引き続き拡大することで、市場での圧倒的な支持を獲得していきます。

さらに、2005年１月からのオープン価格制導入により、業界全体で最適な利益を確保する環境整備を進めるとともに、㈱キリンコミュニケーションステージと連携することで、量販店や飲食店におけるお客様への価値の提案を強化していきます。

国際酒類事業では、アジア・オセアニアのリーディングカンパニーを目指す中で、持ち株会社として設立した麒麟（中国）投資有限公司を中心に、競争の激しい中国での事業展開を加速するほか、LION NATHAN LTD.やSAN MIGUEL CORPORATIONとのグループシナジーを一層推進していきます。

飲料事業では、「キリン　生茶」を全面的にリニューアルし、さらなる販売増に努めるなど、基盤ブランドの育成・拡大に引き続き注力します。さらに、強みである商品開発力を発揮した新商品を提案し、新たな基盤ブランドの育成を図るなど、より安定した収益基盤の創出に努めます。また、グループで活用を進めているＫＷ乳酸菌を応用した新商品「キリン　体質茶」を発売するなど、グループシナジーを発揮した高付加価値商品の開発を推進することで、キリンブランドの価値をさらに高めていきます。

医薬事業では、主力商品の腎性貧血治療剤「エスポー（EPO）」、白血球減少症治療剤「グラン（G-CSF）」を４月より完全自販化するほか、開発候補品の充実を図ります。また、ASEAN市場への本格事業展開にも着手します。

アグリバイオ事業では、世界に広がるグループ力を活用し、産地ブランドブーケ「四万十マム」やジャガイモ「シンシア」など高品質・高付加価値商品の提案による事業基盤強化を図ります。

機能食品事業では、健康食品事業のキリンウェルフーズ㈱でのＫＷ乳酸菌を活用した「キリン ノアレ」や血圧降下作用のあるブナハリタケエキスを利用した商品などの積極的な販売促進活動を行います。

また、CSR（企業の社会的責任）については、あらゆるお客様との積極的な双方向コミュニケーションを図るため、グループCSR委員会を新設し、グループ全体でキリン独自のCSRに取り組んでいきます。

4 【事業等のリスク】

(1) 国内市場・経済の動向

キリングループの酒類事業の大部分は、日本国内にて事業展開を行っております。そのため、景気など国内の経済状態が、酒類の消費動向に、大きく影響を及ぼすリスクが考えられます。

また、日本国内の少子・高齢化現象が、酒類のみならず飲料市場全体の縮小を及ぼすリスクが考えられます。

(2) 酒類への増税

酒類への増税が実施された場合に、価格の上昇により、酒類の消費が減少するリスクが考えられます。

(3) アルコール飲料に対する規制の動き

キリングループは、アルコール飲料を製造・販売する企業グループとしての社会的責任を果たすため、広告・宣伝活動にあたっても、厳しい自主基準のもと、自ら規制を行っておりますが、一方で、WHO等により世界的な規模での酒類販売に関する規制が検討されております。長期的にみて、当社グループの予想を大きく上回る規制が実施された場合には、酒類の消費が減少する等のリスクが考えられます。

(4) 医薬事業におけるリスク

近年、提携・合併による医薬業界の再編成が進行しております。このため、当社の医薬事業の規模等が相対的に低下することにより、当社の優位性が低減するリスクが考えられます。

また、法律の改定・規制の強化が、当社の事業に影響を及ぼすリスクが考えられます。

さらに、商品開発の進捗に遅延が発生するリスクのほか、当社の医薬品の予期し得ない副作用等が発生するリスクも考えられます。

(5) 海外事業におけるリスク

キリングループはアジア・オセアニアを中心に海外事業の展開を行っています。海外事業の持つリスクとしては以下のものが考えられ、リスクの顕在化に対して未然防止に取り組んでおりますが、当社グループの予測を超える影響を受けるリスクが考えられます。

・当社グループにとって悪影響を及ぼす租税制度や法律の改正、規制の強化
・予測し得ない経済的・政治的な要因の発生
・テロ・戦争の勃発、SARS・鳥インフルエンザ等伝染病の流行による社会的・経済的混乱
・地震等の自然災害の発生
・予測の範囲を超えた為替の変動

(6) 天候・自然災害

キリングループの酒類事業及び飲料事業は、天候による影響を受ける可能性があります。冷夏、その他台風等の悪天候もリスクとなる可能性があります。

また、地震や大規模な自然災害が発生し、当社の設備が損害を被り、生産量が不足するリスクが考えられます。

(7) 食の安全

キリングループでは厳しい品質保証マネジメントシステムを一層強化し、グループ全体での品質監査を実施するなど「食の安全」をお客様にご提供するために、最大限の努力をはらっております。しかしながら、近年「食の安全」を脅かす、BSEや鳥インフルエンザの流行等の問題が発生していることも事実であります。当社グループとしての取組みの範囲を超える品質問題等が発生した場合には、当社グループの業績、財務状態に悪影響を及ぼすリスクが考えられます。

(8) 製造委託先での事故

キリングループは、その一部の商品について外部に製造委託を行っております。また輸入商品も取り扱っております。製造委託商品、輸入商品についてもその品質につきましては、万全を期しておりますが、事前の予想の範囲を超えた品質事故が起こるリスクが考えられます。

(9) 環境問題

キリングループは産業廃棄物の処理につきまして、廃棄物の処理及び清掃に関する法律等に則り、マニフェスト管理の徹底をはかっております。また大気、水質、騒音、振動、悪臭、土壌汚染、地盤沈下等の環境諸法令遵守の徹底を実行しております。しかしながら、関係法令の改正等により、新たな設備投資等の必要性が生じた場合には、コストの増加を招き、当社グループの業績・財務状態に悪影響を及ぼすリスクが考えられます。

(10) 情報の漏洩等

キリングループは情報セキュリティーポリシーを構築し、また社内での研修等を実施することにより、個人情報の漏洩を防ぐために、万全の努力をしております。しかしながら予期し得ないハッキング等により情報が漏洩、改竄されるリスクがあります。また、コンピューターウイルスの感染によって当社のコンピューターシステムが一定期間使用できないことにより、業績、財務状態に悪影響を及ぼすリスクが考えられます。

(11) 法的規制の影響

キリングループは事業の遂行にあたって、国内においては、酒税法、食品衛生法、薬事法等の法的規制の適用を受けております。また、事業を展開する各国においても、当該国の法的規制の適用を受けております。今後、これらの規制等が変更された場合、また予測できない法的規制が新たに設けられた場合には、当社グループの事業活動が制限され、業績、財務状態に悪影響を及ぼすリスクが考えられます。

(12) 訴訟のリスク

キリングループは事業の遂行にあたって、各種法令・規制等に違反しないように、内部統制機能の充実やコンプライアンス経営の強化に努力しております。しかしながら、国内外の事業活動の遂行にあたって、当社グループ各社及びその従業員が法令等に対する違反の有無に関わらず製造物責任法・知的財産権等の問題で、訴訟を提起される可能性があります。また訴訟が提起されること、或いは、訴訟の結果によっては、当社グループがお客様から信頼を失うことにより、業績や財務状態に悪影響を及ぼすリスクが考えられます。

(13) 原材料費の高騰

キリングループの使用する主要な原材料には、その価格が市場の状況により変動するものがあります。それら主要原材料の価格が高騰することによって、製造コストが上昇し、当社グループの業績、財務状態に悪影響を及ぼすリスクが考えられます。

(14) 保有資産の価値変動

保有する土地や有価証券等の資産価値が下落することにより、キリングループの業績及び財務状態に悪影響を及ぼすリスクが考えられます。

(15) 退職給付債務

従業員の退職給付費用及び債務は、割引率や年金資産の期待運用収益率等の数理計算上で設定される前提条件に基づいて算出されております。実際の結果が前提条件と相違した場合、または前提条件が変更された場合は、当社グループの業績及び財務状態に悪影響を及ぼすリスクが考えられます。

5 【経営上の重要な契約等】

当社グループ(当社及び連結子会社)における経営上の重要な契約等は、以下のとおりであります。

契約会社名	契約事項	契約締結先	締結年月日	発効年月日	有効期限
麒麟麦酒株式会社(当社)	医薬品の研究開発等を目的とする米国法人設立に関する合弁契約	アムジェン社	昭和59年5月12日	昭和59年5月12日	規定なし
麒麟麦酒株式会社(当社)	ハイネケンビールの販売を目的とする国内法人設立に関する合弁契約	ハイネケン・インターナショナル社	平成元年6月1日	平成元年1月1日	規定なし
麒麟麦酒株式会社(当社)	医薬品「エスポー」の販売委託契約	三共株式会社	平成2年4月20日	平成2年4月20日	平成17年3月31日
麒麟麦酒株式会社(当社)	医薬品「グラン」の販売委託契約	三共株式会社	平成3年11月29日	平成3年11月29日	平成17年3月31日
麒麟麦酒株式会社(当社)	米国向けキリンビールの販売を目的とする米国法人設立に関する合弁契約	アンハイザー・ブッシュ社	平成8年6月5日	平成8年6月5日	平成18年12月31日
麒麟麦酒株式会社(当社)	国内向けバドワイザービールの生産、流通、販売、マーケティングに関するライセンス契約	アンハイザー・ブッシュ社	平成11年12月27日	平成12年1月1日	平成26年12月31日

6 【研究開発活動】

当社グループ(当社及び連結子会社)の研究開発活動は、主として当社において行っております。このほか、子会社等において、それぞれの事業に必要な新商品、生産技術及び設備機器等の研究開発を行っております。研究開発スタッフは、グループ全体で約560名であります。

当社では、ビール醸造で培った発酵技術の高度化に取り組むとともに、ライフサイエンス分野での先端的技術開発及びその活用を通した研究開発を積極的に実施しております。事業全体の技術基盤を支える研究開発部では、基盤技術研究所、応用開発センターにおいて、食と健康をキーワードとした次世代基盤技術の研究及び食事業を中心に共通技術を深耕し、事業拡大のための新技術・新素材の開発、食品成分の生理機能解明等に取り組んでおります。また、食品安全センターにおいては、食品の安全性に関する世の中の動きを先取りした分析・評価研究を行っております。乳酸菌の保健機能性に関してアレルギー改善作用が示唆されたKW乳酸菌の研究を進め、アトピー性皮膚炎や花粉症に対する予防・改善効果を動物実験にて確認し、学会等での対外発表を行いました。KW乳酸菌は酵母とともに醸造した新しい味わいの発泡酒「やわらか」にも活用されました。また、当社で独自に人工栽培技術を確立したブナハリタケのエキスが有する血圧降下作用を活用した特定保健用食品「キリン　ビー・フラット」がキリンビバレッジ㈱より製品化されました。さらに健康食品「森のブナハリタケ」がキリンウェルフーズ㈱より発売されました。食と健康に関して得られた最新の知見については学会発表やホームページでの紹介を積極的に行っております。

当連結会計年度におけるグループ全体の研究開発費は、282億円であります。この中には、各事業部門に配分できない基礎研究費用24億円が含まれております。事業の種類別セグメントの状況は、次のとおりであります。

（酒類事業部門）

当社の商品開発研究所、醸造研究所、パッケージング研究所を中心とし、消費者の嗜好の多様化に対応した魅力ある新商品の開発、ビール品質・酵母・原料の基礎研究、生産技術の高度化、包装容器の開発等に取り組んでおります。当連結会計年度の主な成果としては、新一番搾り製法の採用によりまろやかな味わいの澄みきったコクを実現したビール 新「キリン一番搾り生ビール」、酵母入りチルドビールの第３弾として濃厚でありながらやわらかな味を実現したビール「豊潤（ほうじゅん）」、今年とれたての遠野産ホップを贅沢に使用したビール「とれたてホップ一番搾り」、ホップの清々しい香りと小麦の爽やかなうまみが特長のチルドビール「White Ale（ホワイトエール）」、濃色系ならではの香ばしさとコクを更に追求し実現した発泡酒 新「生黒（ナマクロ）」、プリン体カットをついに99%（当社比）まで高めた機能性発泡酒 新「淡麗アルファ」、原料の一部に小麦を使用した味わえる発泡酒「小麦（こむぎ）」、冬に飲むのにふさわしい冬季限定発泡酒　新「白麒麟（しろきりん）」、酵母と乳酸菌で醸造した新しい味わいの発泡酒「やわらか」など、新しい価値を持ったビール・発泡酒の新商品を発売しました。また、大変好評をいただいている「キリンチューハイ 氷結」では、少しだけ贅沢な“プレミアムフルーツシリーズ”の第３弾としてスペイン・バレンシア地方で収穫された上質なオレンジの氷結果汁を使用した「バレンシア スパークリング」、おいしさにさらに磨きをかけ果汁本来のみずみずしい香りとスッキリ爽快な飲みやすさを実現した新「レモン」・新「グレープフルーツ」・新「ウメ」・新「ライム」、パイナップルならではの爽快な酸味とみずみずしい香りが楽しめる夏季限定「パイナップルクーラー」、厳選された青りんごの氷結果汁を使用し爽やかな香りと甘酸っぱさが楽しめる「グリーンアップル」、国産（山形県産）のラ・フランスの氷結果汁を使用したプレミアムシリーズ初の冬限定品「ラ・フランス スパークリング」などの新商品を発売しました。また、焼酎の新しい楽しみ方を提案したお茶のチューハイ「麒麟 酔茶チューハイ」を新発売しました。また、さらに持ちやすく環境に配慮したコーナーカット・カートン（特許出願中）をビール・発泡酒・チューハイなど全商品に導入しました。

当事業部門に係る研究開発費は51億円であります。

（飲料事業部門）

キリンビバレッジ㈱が中心となり、全飲料の原料の選定から最終製品までの開発を開発研究所等で一貫して行っております。開発研究所では、美味しい中味の開発を第一優先課題とし、また、各種製品の高度な品質保証技術の確立を推進しております。3月にはキリンビバレッジ㈱湘南工場内より当社横浜工場内のキリンテクノビレッジへ開発研究所を移転し、同時に移転された小岩井乳業㈱開発センターをはじめキリングループ各社とのより一層の協力体制を構築しました。当連結会計年度の主な成果として、茶飲料では、夏のお茶会で味わう冷やし玉露の味を再現した「キリン　生茶 夏の茶会」や本格緑茶として抹茶を使用した「本格緑茶　玉露庵」を発売し「キリン　生茶」シリーズの強化を行いました。烏龍茶では、柔らかな口当たりが特長の「キリン　生烏龍」を発売いたしました。また、発売以来永くお客様に愛飲されております「キリン　午後の紅茶」シリーズでは、紅茶を煮出し抽出した本格的なミルクティーである「キリン　午後の紅茶 ロイヤル」や、濃い紅茶とミルクやクリームを絡めクリーミーに味わう「キリン　午後の紅茶 クリームティ」を発売いたしました。コーヒー飲料では、コーヒーの王道・定番を目指して「キリン　ファイア ゴールドラッシュ」を発売したほか、ミルクのまろやかさとコーヒーのコクが絶妙に絡み合った「キリン　ファイア ホワイトコーヒー」を発売いたしました。機能性飲料の分野では、キリンビバレッジ㈱と当社の共同開発により血圧が高めの方に適した特定保健用食品として「キリン　ビー・フラット」を発売いたしました。

当事業部門に係る研究開発費は７億円であります。

（医薬事業部門）

医薬事業部門では、当社の医薬探索研究所、医薬開発研究所及び医薬生産技術研究所を中心に新薬候補品の研究開発を行っております。また、ヒト抗体医薬や細胞医療の分野についても、外部との連携を行いながら積極的に研究開発を推進しております。細胞医療においてはArgos Therapeutics, Inc.（旧Merix Bioscience, Inc.、米国ノースカロライナ州）との間で、樹状細胞を用いる細胞医療について提携する契約を６月に締結しました。当社とArgos Therapeutics, Inc.は、両社の細胞医療分野における技術や専門性を活かし、樹状細胞を用いてあらゆる適応症について、世界各国で共同研究開発を行います。

当事業部門に係る研究開発費は179億円であります。

（その他の事業部門）

アグリバイオ事業部門では、当社の植物開発研究所と海外関係会社を中心に、従来の交配に加えバイオテクノロジーを活用した植物品種と増殖技術の開発を行っております。主な成果としては、八重咲ペチュニア「十二衣（じゅうにひとえ）」に、バラのような大輪でボリューム感のある新シリーズ「十二衣Grande（じゅうにひとえグランデ）」の開発を行い、４月より販売を開始しました。７月には第一園芸株式会社の営利生産用種苗事業部門を買収し、カーネーションやリモニウム育種を中心とするキリン・グリーンアンドフラワー㈱の商品開発センターを愛知県豊橋市に開設しました。同月には、ペチュニアやニチニチソウの世界的な品種開発に対して、米国の世界的な花の品種審査会「オールアメリカンセレクションズ（ＡＡＳ）」主催の第１回「Breeders' Cup Trophy of AAS」において植物開発研究所の竹下大学が選出されました。

また、１月に締結した高知県立牧野植物園との共同研究開発契約により、新たな高品質、高付加価値商品の開発にも努めます。

機能食品事業部門は、機能性素材であるＫＷ乳酸菌、ブナハリタケエキスを製造しグループ会社に供給しました。前者の素材ではキリンビバレッジ㈱で「キリン　体質水」、キリンウェルフーズ㈱で健康食品「キリン　ノアレ」、小岩井乳業㈱で「小岩井　ＫＷ乳酸菌ヨーグルト」、後者ではキリンビバレッジ㈱できのこ由来の素材では初めての特定保健用食品「キリン　ビー・フラット」及びキリンウェルフーズ㈱の健康食品「森のブナハリタケ」の商品開発に貢献することとなりました。

当事業部門に係る研究開発費は19億円であります。

7 【財政状態及び経営成績の分析】

文中における将来に関する事項は、当連結会計年度末現在において、当社グループが判断したものであります。

(1) 重要な会計方針及び見積り

当社グループの連結財務諸表は、我が国において一般に公正妥当と認められている会計基準に基づき作成されております。この連結財務諸表の作成に当たりまして、必要と思われる見積は、合理的な基準に基づいて実施しております。

詳細につきましては、「第５　〔経理の状況〕　１〔連結財務諸表等〕（１）連結財務諸表　連結財務諸表作成のための基本となる重要な事項」に記載のとおりであります。

(2) 当連結会計年度の経営成績の分析

①売上高

当連結会計年度の売上高は、前連結会計年度から573億円増加（前期比3.6%増）して1兆6,548億円となりました。事業別には、キリンビール㈱、LION NATHAN LTD.を中心とした酒類事業部門の売上高は、前連結会計年度から78億円増加（前期比0.8%増）して1兆532億円となりました。このうち、ビール・発泡酒の販売数量は342万1千KL（前期比0.3%減）で売上高は9,371億円（前期比0.1%増）、その他の酒類の売上高は1,161億円（前期比6.5%増）であります。キリンビバレッジ㈱を中心とした飲料事業部門の売上高は、販売数量が2億18百万箱（前期比3.4%増）となり、前連結会計年度から127億円増加（前期比3.6%増）して3,723億円となりました。キリンビール㈱を中心とした医薬事業部門の売上高は、前連結会計年度から51億円増加（前期比9.0%増）して627億円となりました。その他の事業部門の売上高は、前連結会計年度から315億円増加（前期比23.4%増）して1,665億円となりました。このうち、アグリバイオ事業の売上高は230億円（前期比3.7%減）、機能食品事業の売上高は429億円（前期比17.5%増）、その他の売上高は1,005億円（前期比35.0%増）であります。

②売上原価、販売費及び一般管理費

売上原価は売上高の増加に伴い、前連結会計年度から210億円増加（前期比2.1%増）して1兆80億円となりました。売上原価率は0.9ポイント低下して60.9%となりました。

販売費及び一般管理費は、前連結会計年度から284億円増加（前期比5.6%増）して5,374億円となりました。主な要因としては、販売奨励金、広告費等の販売費や研究開発費等の増加であります。

③営業利益

当連結会計年度の営業利益は、1,093億円と前連結会計年度を78億円上回り（前期比7.7%増）、過去最高となりました。事業別には、酒類事業部門は販売費の積極的な投下等により国内酒類事業が減益となったものの、LION NATHAN LTD.の販売好調による増益等により、前連結会計年度から16億円増加（前期比2.4%増）して697億円となりました。飲料事業部門は、キリンビバレッジ㈱の販売好調による増益等により、前連結会計年度から42億円増加（前期比23.3%増）して227億円となりました。医薬事業部門は、売上の好調等により、前連結会計年度から4億円増加（前期比3.8%増）して121億円となりました。その他の事業部門は、前連結会計年度から15億円増加（前期比24.4%増）して78億円となりました。

④経常利益

当連結会計年度の経常利益は、前連結会計年度から118億円増加（前期比12.6%増）して1,065億円となりました。主な利益増減要因は、上記の営業利益の増益78億円の他、近畿コカ・コーラボトリング㈱、KIRIN-AMGEN,INC.の増益等による持分法投資損益の増益73億円、ギフト券損益の減益23億円等であります。

⑤当期純利益

当連結会計年度の当期純利益は、前連結会計年度から167億円増加（前期比51.6%増）して490億円となりました。主な利益増減要因は、上記の経常利益の増益118億円の他、厚生年金基金代行部分返上益の増益232億円、関係会社株式売却益の計上による増益83億円、事業構造改善費用の減少による増益77億円、土地買戻損失引当金繰入額の減少による増益49億、固定資産減損会計適用に伴う減損損失計上による減益124億円、在外連結子会社（LION NATHAN LTD.）における固定資産評価損計上による減益129億円、法人税等の増加による減益141億円等であります。

(3) 当連結会計年度末の財政状態の分析

①資産の部

当連結会計年度末の総資産額は、前連結会計年度末に比べ359億円増加（前期比2.0%増）して1兆8,237億円となりました。流動資産は、キリンビール㈱のキャッシュ・フローの増加他により現金及び預金が503億円増加したこと等により、前連結会計年度末に比べ555億円増加（前期比9.8%増）して、6,208億円となりました。固定資産は、固定資産減損会計適用による減少等により有形固定資産が前連結会計年度末に比べ237億円減少し、無形固定資産が143億円減少し、株価の上昇で評価差額が増加したこと等に伴う投資有価証券の増加他により投資その他の資産が184億円増加したことにより、195億円減少（前期比1.6%減）して1兆2,029億円となりました。

②負債の部

当連結会計年度末の負債合計額は、前連結会計年度末に比べ199億円減少（前期比2.2%減）して、8,863億円となりました。流動負債は、前連結会計年度末に比べ5億円減少（前期比0.1%減）して4,428億円となりました。固定負債は、長期借入金の減少及び厚生年金基金代行部分返上の影響等による退職給付引当金の減少等により、前連結会計年度末に比べ194億円減少（前期比4.2%減）して4,434億円となりました。

③少数株主持分

当連結会計年度末の少数株主持分は、前連結会計年度末に比べ11億円増加（前期比1.4%増）して788億円となりました。

④資本の部

当連結会計年度末の純資産額は、株価上昇によるその他有価証券評価差額金の増加等により、前連結会計年度末に比べ547億円増加（前期比6.8%増）して、8,586億円となりました。この結果、当連結会計年度末の自己資本比率は、前連結会計年度末の45.0%から47.1%に上昇し、１株当たり純資産額は、前連結会計年度末に比べ56.81円増加して、888.65円となりました。

(4) 資本の財源及び資金の流動性の分析

①キャッシュ・フローの状況

キャッシュ・フローの状況につきましては、「第２〔事業の状況〕　1〔業績等の概要〕（２）キャッシュ・フローの状況」に記載のとおりであります。また、キャッシュ・フロー指標のトレンドは、以下のとおりであります。

キャッシュ・フロー指標のトレンド

	平成14年12月期	平成15年12月期	平成16年12月期
株主資本比率（%）	44.1	45.0	47.1
時価ベースの株主資本比率（%）	41.8	49.4	53.4
債務償還年数（年）	4.0	2.9	2.5
インタレスト・カバレッジ・レシオ（倍）	10.0	12.2	12.8

（注）1　株主資本比率：株主資本／総資産

2　時価ベースの株主資本比率：株式時価総額／総資産

3　債務償還年数：有利子負債／営業キャッシュ・フロー

4　インタレスト・カバレッジ・レシオ：営業キャッシュ・フロー／利払い

※　各指標は、いずれも連結ベースの財務数値により算出しております。

※　株式時価総額は、期末株価終値×期末発行済株式数（自己株式控除後）により算出しております。

※　営業キャッシュ・フローは、連結キャッシュ・フロー計算書の営業活動によるキャッシュ・フローを使用しております。有利子負債は、連結貸借対照表に計上されている負債のうち利子を支払っている全ての負債を対象としております。また、利払いについては、連結キャッシュ・フロー計算書の利息の支払額を使用しております。

②資金需要

当社グループは、昨年からスタートした「2004年-2006年キリングループ中期経営計画」の達成に向け、“キリンブランドの価値向上”を目指した開発・提案型の強い企業グループへの質的転換をより加速するために必要な事業投資や研究開発投資等を実施する予定であります。

③資金調達

調達コストとリスク分散の観点から、直接金融と間接金融を組合わせ、長期と短期のバランスを見ながら、低コストかつ安定的な資金を確保するよう努めております。また、グループ各社における余剰資金の一元管理を図り、資金効率の向上と金融費用の削減を目的として、CMS（キャッシュマネジメントシステム）を導入しております。

(5) 翌連結会計年度の見通し

キリングループは、昨年からスタートした「2004年-2006年キリングループ中期経営計画」の達成に向け、“キリンブランドの価値向上”を目指した開発・提案型の強い企業グループへの質的転換をより加速していきます。国内酒類事業の強化を最優先課題とし、これまで進めてきた基盤強化を受け、競争力強化を図ります。

国内酒類事業では、ビール、発泡酒、チューハイなど主要な分野において、商品ブランドをより強化する取り組みを実施します。また、拡大を続ける新カテゴリーに参入し、市場全体における基盤強化を進めます。

ビールについては、「キリン一番搾り生ビール」や「キリンラガービール」「キリンクラシックラガー」を中心に、その品質感や高級感を訴求することで、ブランドの価値を高めていきます。チルドビールについても、他社にはない強みとして新たな提案を継続することで、市場の浸透・拡大を図っていきます。

発泡酒については、家庭における晩酌の主役ととらえ、主力の淡麗シリーズ（「麒麟淡麗〈生〉」「淡麗グリーンラベル」「淡麗アルファ」）をリニューアルし、さらに魅力的にしていきます。

新カテゴリーについては、当社の商品開発力を結集した新商品「キリン のどごし〈生〉」を４月に発売し、拡大しつつある市場におけるトップブランドを目指します。

ここ4年で2倍に市場が拡大したチューハイは、「キリンチューハイ 氷結」を中心に独創的なラインアップを引き続き拡大することで、市場での圧倒的な支持を獲得していきます。

さらに、2005年１月からのオープン価格制導入により、業界全体で最適な利益を確保する環境整備を進めるとともに、㈱キリンコミュニケーションステージと連携することで、量販店や飲食店におけるお客様への価値の提案を強化していきます。

国際酒類事業では、アジア・オセアニアのリーディングカンパニーを目指す中で、持ち株会社として設立した麒麟（中国）投資有限公司を中心に、競争の激しい中国での事業展開を加速するほか、LION NATHAN LTD.やSAN MIGUEL CORPORATIONとのグループシナジーを一層推進していきます。

飲料事業では、「キリン　生茶」を全面的にリニューアルし、さらなる販売増に努めるなど、基盤ブランドの育成・拡大に引き続き注力します。さらに、強みである商品開発力を発揮した新商品を提案し、新たな基盤ブランドの育成を図るなど、より安定した収益基盤の創出に努めます。また、グループで活用を進めているＫＷ乳酸菌を応用した新商品「キリン　体質茶」を発売するなど、グループシナジーを発揮した高付加価値商品の開発を推進することで、キリンブランドの価値をさらに高めていきます。

医薬事業では、主力商品の腎性貧血治療剤「エスポー（EPO）」、白血球減少症治療剤「グラン（G-CSF）」を４月より完全自販化するほか、開発候補品の充実を図ります。また、ASEAN市場への本格事業展開にも着手します。

アグリバイオ事業では、世界に広がるグループ力を活用し、産地ブランドブーケ「四万十マム」やジャガイモ「シンシア」など高品質・高付加価値商品の提案による事業基盤強化を図ります。

機能食品事業では、健康食品事業のキリンウェルフーズ㈱でのＫＷ乳酸菌を活用した「キリン ノアレ」や血圧降下作用のあるブナハリタケエキスを利用した商品などの積極的な販売促進活動を行います。

(6) 経営成績に重要な影響を与える要因

「4　〔事業等のリスク〕」に記載のとおりであります。

(7) 経営者の問題認識と今後の方針

「3　〔対処すべき課題〕」に記載のとおりであります。

第３　【設備の状況】

１　【設備投資等の概要】

当社グループ(当社及び連結子会社)は、効率的な生産体制の構築を図りながら、お客様のニーズにお応えする製品を提供するため、設備投資を行いました。当連結会計年度の設備投資(固定資産受入ベースの数値。金額には消費税等を含んでおりません。)の内訳は次のとおりであります。

	当連結会計年度	前期比
酒類	25,884百万円	10.4 ％
飲料	17,587 〃	15.3 〃
医薬	4,823 〃	△6.9 〃
その他	14,639 〃	△35.9〃
計	62,934 〃	△5.7〃
消去又は全社	8,004 〃	67.6〃
合計	70,938 〃	△0.8〃

酒類事業部門では、主として当社において、生産基盤の再構築、生産性の向上に向けて、工場の製造設備の新設、増設等を行いました。

飲料事業部門では、主として連結子会社であるキリンビバレッジ㈱において、販売体制の強化のため、自動販売機の拡充・更新を行いました。また、連結子会社であるキリンビバレッジ㈱において、生産設備の増強・更新を行いました。

医薬事業部門では、主として当社において、生産体制の整備、研究基盤の拡充のため、工場の製造設備の増設、研究設備の新設等を行いました。

その他の事業部門では、該当事項はありません。

なお、重要な設備の除却、売却等はありません。

2 【主要な設備の状況】

当連結会計年度末における状況は、次のとおりであります。

(1) 事業の種類別セグメント内訳

平成16年12月31日現在

事業の種類別セグメントの名称	帳簿価額(百万円)					従業員数(人)
	建物及び構築物	機械装置及び運搬具	土地	その他	合計	
酒類	99,160	140,560	78,603	24,543	342,868	7,645 [1,989]
飲料	14,218	12,593	23,794	26,656	77,262	4,984 [316]
医薬	12,038	4,227	4,712	5,203	26,181	1,418 [5]
その他	50,444	8,635	40,756	11,742	111,578	7,610 [2,275]
小計	175,861	166,017	147,866	68,146	557,890	21,657 [4,585]
消去又は全社	14,676	△136	6,608	7,240	28,388	503
合計	190,537	165,881	154,474	75,386	586,279	22,160 [4,585]

(2) 提出会社の状況

平成16年12月31日現在

事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数(人)
			建物及び構築物	機械装置及び運搬具	土地(面積千㎡)	その他	合計	
千歳工場(北海道千歳市)	酒類	生産設備	2,542	2,396	674 (243)	173	5,786	68 [23]
仙台工場(仙台市宮城野区)	酒類	生産設備	5,683	6,283	4,688 (345)	517	17,172	121 [57]
栃木工場(栃木県塩谷郡高根沢町)	酒類	生産設備	6,128	13,771	1,450 (283)	601	21,951	119 [41]
取手工場(茨城県取手市)	酒類	生産設備	6,230	17,059	2,763 (282)	429	26,484	134 [41]
横浜工場(横浜市鶴見区)	酒類	生産設備	17,933	11,791	3,147 (200)	1,959	34,832	349 [28]
名古屋工場(愛知県西春日井郡新川町)	酒類	生産設備	9,267	10,806	3,915 (261)	435	24,424	138
北陸工場(石川県白山市)	酒類	生産設備	4,128	2,741	5,455 (146)	159	12,484	55 [36]
滋賀工場(滋賀県犬上郡多賀町)	酒類	生産設備	4,396	6,748	3,445 (352)	1,488	16,079	156 [54]
神戸工場(神戸市北区)	酒類	生産設備	6,670	7,196	20,975 (246)	337	35,180	116
岡山工場(岡山県赤磐郡瀬戸町)	酒類	生産設備	6,262	18,900	2,383 (389)	2,077	29,623	148 [71]
福岡工場(福岡県甘木市)	酒類	生産設備	5,731	6,026	693 (435)	7,549	20,000	204 [56]
高崎医薬工場(群馬県高崎市)	医薬	生産設備	3,266	2,903	3,458 (125)	400	10,029	221
本店(東京都中央区)	酒類 その他 全社	その他の設備	44,333	668	27,511 (974)	4,902	77,415	1,097

事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数(人)
			建物及び構築物	機械装置及び運搬具	土地 (面積千㎡)	その他	合計	
首都圏地区本部 (東京都中央区)	酒類	その他の設備	3,510	279	9,907 (68)	534	14,233	471
近畿圏地区本部 (大阪市西区)	酒類	その他の設備	2,957	206	5,877 (92)	267	9,308	530

(3) 国内子会社の状況

平成16年12月31日現在

会社名	事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数(人)
				建物及び構築物	機械装置及び運搬具	土地 (面積千㎡)	その他	合計	
キリンビバレッジ㈱	湘南工場 (神奈川県高座郡寒川町)	飲料	生産設備	2,935	4,050	7,587 (73)	2,569	17,143	172 [31]
キリンビバレッジ㈱	舞鶴工場他15か所 (京都府舞鶴市他)	飲料	生産設備	1,784	3,211	1,645 (44)	2,773	9,414	43 [12]
キリンビバレッジ㈱	首都圏本部 (東京都千代田区)	飲料	その他の設備	1,355	0	4,476 (18)	5,585	11,417	313 [9]
キリンビバレッジ㈱	近畿圏本部他10か所 (大阪市西区他)	飲料 その他	その他の設備	1,142	60	2,819 (33)	9,461	13,483	889 [22]

(4) 在外子会社の状況

平成16年12月31日現在

会社名 (主な所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数(人)
			建物及び構築物	機械装置及び運搬具	土地 (面積千㎡)	その他	合計	
LION NATHAN LTD. (オーストラリア) ※6	酒類	生産設備他	16,138	30,766	10,556 (6,138)	8,374	65,836	2,523 [589]

(注) 1 帳簿価額「その他」は、「工具、器具及び備品」及び「建設仮勘定」であります。
2 金額には消費税等を含んでおりません。
3 臨時従業員数は [ ] 内に年間の平均人員を外数で記載しております。
4 現在休止中の主要な設備はありません。
5 上記のほか、提出会社の支社等の事業用の土地・建物を中心に賃借資産があり、年間賃借料は2,653百万円であります。
※6 LION NATHAN LTD.の数値は同社の連結決算数値であります。

3 【設備の新設、除却等の計画】

平成16年12月31日現在において、実施中並びに計画中の主なものは、次のとおりであります。

会社名(事業所名等)	所在地	事業の種類別セグメントの名称	設備の内容	投資予定額		資金調達方法	着手及び完了予定		完成後の増加能力
				総額(百万円)	既支払額(百万円)		着手	完了	
麒麟麦酒㈱(福岡工場)	福岡県甘木市	酒類	ビール・発泡酒製造設備の一部撤去・新設	17,800	3,521	自己資金	年 月 15 9	年 月 18 12	(注)3.
キリンビバレッジ㈱(首都圏本部他)	東京都千代田区他	飲料	自動販売機拡充・更新	7,178	-	自己資金	17 1	17 12	(注)3.
キリンビバレッジ㈱(その他製造設備)	滋賀県犬上郡多賀町	飲料	ペットマルチライン新設	5,050	-	自己資金	16 6	17 1	年産800万ケース増
キリンビバレッジ㈱(湘南工場)	神奈川県高座郡寒川町	飲料	大型ペットライン更新	4,800	472	自己資金	16 6	17 2	年産300万ケース増
麒麟麦酒㈱(高崎医薬工場)	群馬県高崎市	医薬	医薬製造設備の増設	3,650	527	自己資金	16 2	17 6	(注)3.
麒麟麦酒㈱(栃木工場)	栃木県塩谷郡高根沢町	酒類	ビール・発泡酒製造設備の整備	2,260	-	自己資金	16 9	17 11	(注)3.
キリンエムシーダノンウォーターズ㈱(その他製造設備)	石川県白山市	飲料	ペットマルチライン新設	2,000	-	自己資金及び借入金	17 5	18 3	年産1,000万ケース増
麒麟麦酒㈱(高崎医薬工場)	群馬県高崎市	医薬	医薬製造設備の増設	1,950	-	自己資金	16 6	17 9	(注)3.
麒麟麦酒㈱(北陸工場)	石川県白山市	飲料	清涼飲料製造設備の新設	1,711	-	自己資金	17 5	18 1	(注)3.
麒麟麦酒㈱(滋賀工場)	滋賀県犬上郡多賀町	飲料	清涼飲料製造設備の新設	1,700	599	自己資金	15 12	17 1	(注)3.

(注) 1 金額には消費税等を含んでおりません。
2 経常的な設備の除却及び売却を除き、重要な設備の除却及び売却の計画はありません。
3 いずれも設備能力に大きな変化はありません。

第４　【提出会社の状況】

１　【株式等の状況】

(1)　【株式の総数等】

①　【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	1,732,026,000
計	1,732,026,000

(注)　定款での定めは、次のとおりであります。
当会社が発行する株式の総数は17億3,202万6,000株とする。但し、株式の消却が行われたときは、これに相当する株式数を減ずる。

②　【発行済株式】

種類	事業年度末現在発行数(株)(平成16年12月31日)	提出日現在発行数(株)(平成17年３月30日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	984,508,387	984,508,387	東京、大阪、名古屋(以上各市場第一部)、福岡、札幌、ロンドン各証券取引所	(注)１
計	984,508,387	984,508,387	―	―

(注)　１　完全議決権株式であり、権利内容に何ら限定のない当社における標準となる株式であります。
２　米国では、ADRによりNASDAQ市場で取引されております。

(2)　【新株予約権等の状況】

該当事項はありません。

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(千株)	発行済株式総数残高(千株)	資本金増減額(百万円)	資本金残高(百万円)	資本準備金増減額(百万円)	資本準備金残高(百万円)
平成12年1月1日～平成12年12月31日	△17,974 *	984,508	—	102,045	—	70,868
平成13年1月1日～平成13年12月31日	—	984,508	—	102,045	—	70,868
平成14年1月1日～平成14年12月31日	—	984,508	—	102,045	—	70,868
平成15年1月1日～平成15年12月31日	—	984,508	—	102,045	—	70,868
平成16年1月1日～平成16年12月31日	—	984,508	—	102,045	—	70,868

(注) *は利益による自己株式の消却による減少であります。

(4) 【所有者別状況】

平成16年12月31日現在

区分	株式の状況(1単元の株式数1,000株)								単元未満株式の状況(株)
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	計	
株主数(人)	5	232	66	1,549	416	22	102,568	104,836	—
所有株式数(単元)	26	318,088	13,530	147,692	181,883	44	304,015	965,234	19,274,387
所有株式数の割合(%)	0.00	32.95	1.40	15.30	18.84	0.00	31.51	100.00	—

(注) 1 自己株式は18,580,981株であり、このうち18,580単元については「個人その他」に、981株については「単元未満株式の状況」にそれぞれ含めて記載しております。なお、自己株式18,580,981株は、株主名簿記載上の株式であり、期末日現在の実質的な所有株式数は18,576,981株であります。

2 証券保管振替機構名義の株式が、「その他の法人」に43単元含まれております。

(5) 【大株主の状況】

平成16年12月31日現在

氏名又は名称	住所	所有株式数(千株)	発行済株式総数に対する所有株式数の割合(%)
明治安田生命保険相互会社 (常任代理人　資産管理サービス信託銀行株式会社)	東京都千代田区丸の内二丁目1番1号 (東京都中央区晴海一丁目8番12号)	43,697	4.44
日本トラスティ・サービス信託銀行株式会社信託口	東京都中央区晴海一丁目8番11号	36,988	3.76
株式会社東京三菱銀行	東京都千代田区丸の内二丁目7番1号	35,085	3.56
日本マスタートラスト信託銀行株式会社信託口	東京都港区浜松町二丁目11番3号	26,268	2.67
株式会社磯野商会	東京都小平市大沼町二丁目456	23,272	2.36
株式会社新生銀行	東京都千代田区内幸町二丁目1番8号	18,353	1.86
ステート ストリート バンク アンド トラスト カンパニー (常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室)	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A. (東京都中央区日本橋兜町6番7号)	18,041	1.83
株式会社明治屋	東京都中央区京橋二丁目2番8号	14,279	1.45
日本マスタートラスト信託銀行株式会社退職給付信託三菱信託銀行口	東京都港区浜松町二丁目11番3号	11,621	1.18
東京海上日動火災保険株式会社	東京都千代田区丸の内一丁目2番1号	11,500	1.17
計	—	239,108	24.29

(注) 上記の所有株式数の他に、当社は自己株式を18,580千株所有しておりますが、これは株主名簿記載上の株式であり、期末日現在の実質的な所有株式数は、18,576千株であります。(発行済株式総数に対する所有株式数の割合は1.89%)

(6) 【議決権の状況】

① 【発行済株式】

平成16年12月31日現在

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	
議決権制限株式(自己株式等)	—	—	
議決権制限株式(その他)	—		
完全議決権株式(自己株式等)	(自己保有株式) 普通株式 18,576,000	—	権利内容に何ら限定のない当社における標準となる株式
完全議決権株式(その他)	普通株式 946,658,000	946,658	同上
単元未満株式	普通株式 19,274,387	—	同上
発行済株式総数	984,508,387	—	—
総株主の議決権	—	946,658	—

(注) 1 「単元未満株式」欄の普通株式には、自己株式が981株含まれております。

2 「完全議決権株式(その他)」の欄の普通株式には、証券保管振替機構名義の株式が、43,000株(議決権43個)含まれております。

② 【自己株式等】

平成16年12月31日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
(自己保有株式) 麒麟麦酒㈱	東京都中央区新川二丁目10番1号	18,576,000	—	18,576,000	1.89
計	—	18,576,000	—	18,576,000	1.89

(注) 上記のほか、株主名簿上は、当社名義となっておりますが、実質的に所有していない株式が4,000株(議決権4個)あります。なお、当該株式数は前表の「発行済株式」中「完全議決権株式(その他)」に含まれております。

(7) 【ストックオプション制度の内容】

該当事項はありません。

2 【自己株式の取得等の状況】

(1) 【定時総会決議又は取締役会決議による自己株式の買受け等の状況】

① 【前決議期間における自己株式の取得等の状況】

【株式の種類】 普通株式

イ 【定時総会決議による買受けの状況】

該当事項はありません。

ロ 【子会社からの買受けの状況】

該当事項はありません。

ハ 【取締役会決議による買受けの状況】

平成17年３月30日現在

区分	株式数(株)	価額の総額(円)
取締役会での決議状況 (平成17年３月７日決議)	9,000,000	10,800,000,000
前決議期間における取得自己株式	9,000,000	9,945,000,000
残存決議株式数及び価額の総額	―	―
未行使割合(%)	―	―

ニ 【取得自己株式の処理状況】

該当事項はありません。

ホ 【自己株式の保有状況】

平成17年３月30日現在

区分	株式数(株)
保有自己株式数	24,935,000

② 【当定時株主総会における自己株式取得に係る決議状況】

該当事項はありません。

(2) 【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

① 【前決議期間における自己株式の買受け等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況等】

該当事項はありません。

3 【配当政策】

当社は、株主の皆様への適切な利益還元を経営における最重要課題の一つと考えており、明治40年の創業以来、毎期欠かさず配当を継続してまいりました。各期の業績、配当性向及び今後の資金需要を総合的に考慮のうえ、安定した配当を継続的に行うことが、株主の皆様の要請に応えるものと考えております。

当期の配当金につきましては、中間配当金を1株につき0.5円増配して6.5円、期末配当金を1株につき1円増配して7円とし、前期比1.5円増配の年13.5円配当としました。

なお、内部留保資金は、酒類生産設備への投資をはじめ、将来の企業価値向上に資する事業投資に充当いたします。

(注) 当期の中間配当に関する取締役会決議日　平成16年8月10日

4 【株価の推移】

(1) 【最近5年間の事業年度別最高・最低株価】

回次	第162期	第163期	第164期	第165期	第166期
決算年月	平成12年12月	平成13年12月	平成14年12月	平成15年12月	平成16年12月
最高(円)	1,462	1,200	1,062	933	1,130
最低(円)	973	811	692	750	887

(注) 株価は東京証券取引所市場第一部におけるものであります。

(2) 【最近6月間の月別最高・最低株価】

月別	平成16年7月	8月	9月	10月	11月	12月
最高(円)	1,098	1,098	1,008	993	1,005	1,012
最低(円)	1,023	981	916	922	932	957

(注) 株価は東京証券取引所市場第一部におけるものであります。

5 【役員の状況】

役名	職名	氏名	生年月日	略歴		所有株式数（千株）
取締役社長 代表取締役		荒　蒔　康一郎	昭和14年11月15日生	昭和39年４月 平成２年３月 平成６年３月 平成７年５月 平成９年３月 平成11年３月 平成13年１月 平成13年３月	当社入社 医薬事業本部副本部長 取締役医薬事業本部副本部長 取締役医薬事業本部長 常務取締役医薬事業本部長 専務取締役医薬事業本部長 専務取締役医薬カンパニー社長 代表取締役社長 (現在に至る)	63
取締役副社長 代表取締役 兼執行役員 副社長		浅　野　直　道	昭和16年２月19日生	昭和40年４月 平成５年３月 平成７年11月 平成８年３月 平成10年３月 平成13年１月 平成14年３月 平成15年３月 平成16年３月	当社入社 経理部長 ビール事業本部国際部長 取締役国際ビール事業部長 常務取締役 常務取締役国際ビールカンパニー社長 専務取締役国際ビールカンパニー社長 専務取締役兼専務執行役員 代表取締役副社長兼執行役員副社長 (現在に至る)	41
常務取締役 兼常務 執行役員		重　永　　　剛	昭和19年３月14日生	昭和42年４月 平成８年３月 平成10年11月 平成11年３月 平成13年１月 平成14年３月 平成15年３月	当社入社 秘書室長 秘書室長兼総務部長 取締役秘書室長兼総務部長 取締役総務部長 常務取締役近畿圏地区本部長 常務取締役兼常務執行役員 (現在に至る)	25
常務取締役 兼常務 執行役員		澤　田　詔　三	昭和18年８月８日生	昭和42年４月 平成８年３月 平成10年３月 平成10年11月 平成11年３月 平成14年３月 平成15年３月	当社入社 関連企業部長 総務部長 人事部長 取締役人事部長 常務取締役物流本部長 常務取締役兼常務執行役員 (現在に至る)	23
常務取締役 兼常務 執行役員	生産本部長	根　上　　　章	昭和18年11月６日生	昭和42年４月 平成８年３月 平成10年９月 平成10年12月 平成11年３月 平成12年３月 平成15年３月 平成16年３月	当社入社 広島工場長 生産本部長付兼広島工場長 生産本部長付 取締役取手工場長 取締役生産本部生産統轄部長 常務執行役員生産本部長 常務取締役兼常務執行役員生産本部長 (現在に至る)	24

役名	職名	氏名	生年月日	略歴		所有株式数(千株)
常務取締役兼常務執行役員	酒類営業本部長	加　藤　壹　康	昭和19年11月24日生	昭和43年４月 平成９年３月 平成12年３月 平成13年10月 平成14年３月 平成15年３月 平成16年３月	当社入社 北海道支社長 取締役九州支社長 取締役酒類営業本部営業部長 取締役酒類営業本部副本部長 兼酒類営業本部営業部長 常務執行役員酒類営業本部長 常務取締役兼常務執行役員 酒類営業本部長 (現在に至る)	41
常務取締役兼常務執行役員		島　津　　武	昭和20年４月26日生	昭和43年４月 平成11年３月 平成14年３月 平成15年３月 平成16年３月	当社入社 北陸工場長 取締役取手工場長 執行役員取手工場長 常務取締役兼常務執行役員 (現在に至る)	26
常務取締役兼常務執行役員		佐　藤　一　博	昭和23年２月14日生	昭和45年４月 平成12年３月 平成14年３月 平成15年３月 平成16年３月	当社入社 経理部長 取締役経理部長 執行役員経理部長 常務取締役兼常務執行役員 (現在に至る)	11
取締役		波　多　健治郎	昭和３年７月27日生	昭和29年５月 平成２年４月 平成10年４月 平成11年３月 平成15年７月 平成16年１月	明治生命保険(相)入社 同社代表取締役社長 同社代表取締役会長 当社取締役 (現在に至る) 明治生命保険(相)相談役 明治安田生命保険(相)相談役 (現任)	5
取締役		岸　　曉	昭和５年３月29日生	昭和28年４月 平成４年２月 平成８年４月 平成10年１月 平成11年３月 平成12年６月 平成14年６月	㈱三菱銀行入行 同行代表取締役副頭取 ㈱東京三菱銀行代表取締役副頭取 同行代表取締役頭取 当社取締役 (現在に至る) ㈱東京三菱銀行代表取締役会長 同行相談役(現任)	―
常勤監査役		河　野　忠　久	昭和19年11月14日生	昭和42年４月 平成８年３月 平成13年３月 平成15年３月	当社入社 ㈱キリンテクノシステム 代表取締役社長 経営監査部長 常勤監査役 (現在に至る)	13

役名	職名	氏名	生年月日	略歴		所有株式数（千株）
常勤監査役		藤　田　元　計	昭和22年９月16日生	昭和45年４月 平成12年３月 平成15年３月	当社入社 情報システム部長 常勤監査役 (現在に至る)	8
監査役		中　野　豊　士	昭和10年12月16日生	昭和34年４月 平成５年６月 平成７年６月 平成11年６月 平成12年３月 平成16年４月	三菱信託銀行㈱入社 同社代表取締役副社長 同社代表取締役社長 同社代表取締役会長 当社監査役 (現在に至る) 三菱信託銀行㈱最高顧問(現任)	―
監査役		尾　﨑　輝　郎	昭和19年12月29日生	昭和49年11月 昭和59年７月 平成３年９月 平成５年10月 平成11年７月 平成14年１月 平成15年９月 平成15年10月 平成16年３月	公認会計士登録 英和監査法人代表社員 井上斎藤英和監査法人代表社員 朝日監査法人(現あずさ監査法人) 代表社員 同法人専務理事 同法人副理事長 同法人退社 尾﨑輝郎公認会計士事務所所長 (現任) 当社監査役(現在に至る)	―
計						282

(注)１　監査役中野豊士、尾﨑輝郎の両氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第１項に定める社外監査役であります。

２　当社では執行役員制度を導入しております。
上記の取締役兼務執行役員以外に27名の執行役員がおります。

常務執行役員	医薬カンパニー社長	浅　野　克　彦
常務執行役員	機能食品カンパニー社長	鐘　江　健一郎
常務執行役員	首都圏地区本部長	三　宅　占　二
常務執行役員	ＣＳＲ・コミュニケーション本部長	森　　日出雄
常務執行役員	九州地区本部長	斎　藤　信　二
常務執行役員	生産本部生産統轄部長	松　沢　幸　一
執行役員	東北地区本部長	斎　藤　忠　一
執行役員	アグリバイオカンパニー社長	松　島　義　幸
執行役員	武田キリン食品(株)代表取締役社長	北　村　芳　彦
執行役員	不動産事業部長	清　瀬　義　昭
執行役員	近畿圏地区本部長	和　住　雄　造
執行役員	国際酒類カンパニー社長	大　島　仁　志
執行役員	医薬カンパニー医薬探索研究所長	小梅川　純　一
執行役員	横浜工場長	高　野　慶　明
執行役員	人事部長	宗　　友　廣
執行役員	医薬カンパニー副社長 兼医薬カンパニーライセンシング部長	山　角　　健
執行役員	経営企画部長	古　元　良　治
執行役員	東海地区本部長	田　村　　潤
執行役員	酒類営業本部企画部長	前　田　　仁
執行役員	物流本部長	成　川　愼　一
執行役員	総務部長	岩　佐　哲　男
執行役員	酒類営業本部広域流通部長	小　藪　助　憲
執行役員	技術戦略部長 兼技術戦略部フロンティア技術研究所長	多和田　悦　嗣
執行役員	福岡工場長	田　丸　良比古
執行役員	酒類営業本部営業部長	赤　堀　寿　美
執行役員	経理部長	横　松　　守
執行役員	取手工場長	大和田　雄　二

6 【コーポレート・ガバナンスの状況】

コーポレート・ガバナンスに関する基本的な考え方

当社は、コーポレート・ガバナンスの充実を経営課題の一つとして捉えています。その一環として、2003年4月に取締役会のスリム化、報酬諮問委員会・指名諮問委員会の設置、アドバイザリーボードの設置、執行役員制度の導入、会議体の見直しなどの大規模な経営体制の改革を実施しました。以来、新たなガバナンス体制の下で透明性が高く、かつ効率的な企業運営に努めています。

コーポレート・ガバナンスに関する施策の実施状況

(1) 会社の経営上の意思決定、執行および監督に係る経営管理組織その他のコーポレート・ガバナンス体制の状況

①会社の機関の内容

・監査役制度採用会社であるか委員会等設置会社であるかの別

当社は監査役制度を採用しています。

・社外取締役、社外監査役の選任の状況

当社の取締役は10名、うち社外取締役が2名となっています。また、当社の監査役は4名、うち社外監査役が2名となっています。

・各種委員会の概要

当社は監査役制度を採用していますが、取締役、監査役および執行役員の報酬・指名に関する委員会として、報酬諮問委員会および指名諮問委員会を設置しています。

報酬諮問委員会は、代表取締役社長および社外取締役1名を含む4名の取締役から構成され、取締役会の諮問機関として取締役、監査役、執行役員の報酬について客観的かつ公正な視点から、経営環境や会社業績に応じた適正な報酬制度および水準ならびに個別報酬等を審議し、答申を行なっています。

指名諮問委員会は、代表取締役社長および社外取締役1名を含む4名の取締役から構成され、取締役会の諮問機関として、取締役、監査役、執行役員の各候補者案を作成し、答申を行なっています。

また、当社では取締役会に対する諮問機関として、アドバイザリーボードを設置しています。当社を取り巻く経営課題に関し、社外有識者から多面的、かつ客観的な助言や提案を得て、より透明で社会性の高い経営の実現に資することを目的としています。アドバイザリーボード委員は、伊丹敬之氏（一橋大学大学院商学研究科教授）、大宅映子氏（評論家）、弦間明氏（株式会社資生堂相談役）、竹居照芳氏（富士常葉大学流通経済学部教授）の4名です。

・社外取締役、社外監査役の専従スタッフの配置状況

社外取締役の専従スタッフは配置していません。社内取締役と併せて、総務部秘書室担当者が対応しています。また、社外監査役の専従スタッフは配置していません。社内監査役と併せて、監査役付担当者が対応しています。

・業務執行の仕組み

当社では、より機動的な業務執行を目指して執行役員制度を導入しています。10名中8名の取締役が執行役員を兼務しており、執行役員は35名（社長、副社長、常務執行役員12名、執行役員21名）です。

業務執行における重要事項を審議する会議体として、国内酒類戦略会議、経営戦略会議を設けています。国内酒類戦略会議では国内酒類事業の重要事項を、経営戦略会議では国内酒類事業以外の各事業およびグループ本社業務の重要事項を審議し、業務執行責任者である社長の意思決定を支援しています。

・経営監視の仕組み

当社では、取締役会および監査役会が業務執行の監督および監査を行なっています。取締役会は、重要な業務執行および法定事項について決定するとともに業務執行の監督を行なっています。監査役会は監査方針と分担を定め、各監査役はそれに従って取締役会をはじめ、国内酒類戦略会議、経営戦略会議等の会議体に出席するなど、取締役の職務遂行の監査を行なっています。

②内部統制システムの整備の状況

当社では、内部監査部門として経営監査部を設置し、年間監査計画に基づいて、業務執行が適正かつ効率的に行なわれているかどうかを監査しています。

③リスク管理体制の整備の状況

当社では、リスクの顕在化を未然に防止し、またリスクが顕在化し危機に転化した場合に社会および経営への影響を最小限にとどめることを目的として「リスク管理規定」を制定しています。

リスク管理活動を統括する組織として「リスク管理委員会」（リスク管理委員長：常務執行役員）を設置しています。リスク管理委員会は、重要リスクを特定した上で、定期的に各部門におけるリスクのモニタリングを実施しています。

各部門は、平時から自らの責任において、リスクの顕在化を未然に防ぐため、コンプライアンスの強化を図るなどの対策を講じるとともにリスクの未然防止策の継続的見直し・改善を行っています。

なお、「第２　〔事業の状況〕　４　〔事業等のリスク〕」は、重要リスクと認識されたものを記載しています。

さらに、コンプライアンスに関する行動基準として、「コンプライアンス・ガイドライン」を定め全社員に配布し、コンプライアンスの徹底、浸透を図っています。また社内ホットラインおよび社外ホットラインを設置して、匿名性を保証して社員からの通報を受け付けています。

(2) 会社と会社の社外取締役および社外監査役の人的関係、資本的関係又は取引関係その他の利害関係

社外取締役の波多健治郎氏は明治安田生命保険相互会社の相談役であり、岸曉氏は株式会社東京三菱銀行の相談役です。社外監査役の中野豊士氏は三菱信託銀行株式会社の最高顧問であり、尾﨑輝郎氏は公認会計士です。

当社は、明治安田生命保険相互会社、株式会社東京三菱銀行、三菱信託銀行株式会社との間で金融取引を行なっていますが、いずれも定型的な取引であり、社外取締役および社外監査役個人が利害関係を有するものではありません。

(3) 会社のコーポレート・ガバナンスの充実に向けた取組みの実施状況

①取締役会・監査役会の開催・出席状況

取締役会は毎月2回定期開催するほか、必要に応じて臨時開催しています。当期は26回開催しました。社外取締役の出席率は84%となっています。

監査役会は毎月1回定期開催しています。当期は12回開催しました。社外監査役の出席率は96%となっています。

②委員会の開催・出席状況

報酬諮問委員会を当期に4回開催し、委員は各回ともに全員出席でした。

指名諮問委員会を当期に3回開催し、委員は各回ともに全員出席でした。

③アドバイザリーボードの開催・出席状況

アドバイザリーボードを当期に2回開催し、委員は各回ともに全員出席でした。

④その他

当期には、新たな委員会の設置、業務執行・経営監視・内部統制・リスク管理体制の変更は行なっていません。

当社のコーポレート・ガバナンス体制は次のとおりです。


株主総会
監査役会
社内監査役
社外監査役
監査
取締役会
・グループ最高意思決定機関
・業務執行の監督
取締役社長
取締役副社長
社内取締役
社外取締役
報酬諮問委員会
取締役、監査役および執行役員の報酬制度、報酬水準ならびに個別報酬の検討と答申
指名諮問委員会
取締役、監査役および執行役員の候補者案の作成と答申
アドバイザリーボード
経営全般に関する社外の視点からのアドバイス・提言
国内酒類戦略会議
国内酒類事業の業務執行上の重要事項の審議
経営戦略会議
国内酒類事業以外の各事業およびグループ本社の業務執行上の重要事項の審議
会計監査人
監査
経営監査部
・内部監査
監査
業務執行
社長
副社長
常務執行役員
執行役員
リスク管理委員会

構成人数：取締役10名（うち社外取締役2名）、監査役4名（うち社外監査役2名）、執行役員35名（社長、副社長、常務執行役員12名、執行役員21名）、報酬諮問委員会委員4名（うち社外1名）、指名諮問委員会委員4名（うち社外1名）、アドバイザリーボード委員4名。なお、取締役10名のうち8名は執行役員を兼務。

(4) 役員報酬及び監査報酬

当事業年度における取締役及び監査役に対する役員報酬、並びに監査法人に対する監査報酬は以下のとおりです。

①役員報酬

(単位：百万円)

	社内取締役	社外取締役	社内監査役	社外監査役	合計
報酬	323	16	48	16	405
利益処分による役員賞与	118	1	9	1	130
株主総会決議に基づく退職慰労金（年金を含む）	913	—	—	29	942
合計	1,354	18	57	47	1,478

②当社及び当社の連結子会社があずさ監査法人に支払うべき監査報酬

監査契約に基づく監査証明に係る報酬　167百万円

上記以外の報酬　34百万円

第５ 【経理の状況】

1 連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)に基づいて作成しております。

なお、前連結会計年度(平成15年１月１日から平成15年12月31日まで)は、改正前の連結財務諸表規則に基づき、当連結会計年度(平成16年１月１日から平成16年12月31日まで)は、改正後の連結財務諸表規則に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号。以下「財務諸表等規則」という。)に基づいて作成しております。

なお、前事業年度(平成15年１月１日から平成15年12月31日まで)は、改正前の財務諸表等規則に基づき、当事業年度(平成16年１月１日から平成16年12月31日まで)は、改正後の財務諸表等規則に基づいて作成しております。

2 監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度(平成15年１月１日から平成15年12月31日まで)及び前事業年度(平成15年１月１日から平成15年12月31日まで)並びに当連結会計年度(平成16年１月１日から平成16年12月31日まで)及び当事業年度(平成16年１月１日から平成16年12月31日まで)の連結財務諸表及び財務諸表について、あずさ監査法人により監査を受けております。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

区分	注記番号	前連結会計年度（平成15年12月31日）金額(百万円)		構成比(%)	当連結会計年度（平成16年12月31日）金額(百万円)		構成比(%)
(資産の部)							
I 流動資産							
1 現金及び預金			133,108			183,501	
2 受取手形及び売掛金	※1		283,661			292,708	
3 有価証券	※1		493			800	
4 たな卸資産	※1		88,831			83,296	
5 繰延税金資産			19,474			19,919	
6 その他			45,072			45,111	
貸倒引当金			△5,312			△4,489	
流動資産合計			565,327	31.6		620,848	34.0
II 固定資産							
(1) 有形固定資産							
1 建物及び構築物	※1,2	430,181			446,124		
減価償却累計額		△244,777	185,404		△255,586	190,537	
2 機械装置及び運搬具	※1,2	609,062			614,825		
減価償却累計額		△426,065	182,997		△448,944	165,881	
3 土地	※1,7		165,980			154,474	
4 建設仮勘定			30,330			33,567	
5 その他	※1	174,390			171,536		
減価償却累計額		△129,113	45,276		△129,717	41,819	
有形固定資産合計			609,989	34.1		586,279	32.2
(2) 無形固定資産							
1 営業権			29,788			22,016	
2 連結調整勘定			43,339			40,275	
3 その他	※1		76,135			72,652	
無形固定資産合計			149,262	8.4		134,945	7.4
(3) 投資その他の資産							
1 投資有価証券	※3		351,323			372,095	
2 長期貸付金			7,069			5,629	
3 保険積立資産			36,243			36,491	
4 繰延税金資産			39,487			17,970	
5 再評価に係る繰延税金資産	※7		1,929			―	
6 その他	※3		31,295			53,464	
貸倒引当金			△4,060			△3,935	
投資その他の資産合計			463,288	25.9		481,716	26.4
固定資産合計			1,222,540	68.4		1,202,941	66.0
資産合計			1,787,867	100.0		1,823,790	100.0

区分	注記番号	前連結会計年度（平成15年12月31日）金額（百万円）		構成比（％）	当連結会計年度（平成16年12月31日）金額（百万円）		構成比（％）
（負債の部）							
Ⅰ　流動負債							
1　支払手形及び買掛金			109,264			111,418	
2　短期借入金	※1		16,896			24,882	
3　未払酒税			117,119			117,066	
4　未払法人税等			19,532			13,523	
5　未払費用			60,312			78,656	
6　預り金			58,172			51,176	
7　その他			62,065			46,124	
流動負債合計			443,363	24.8		442,847	24.3
Ⅱ　固定負債							
1　社債			167,428			171,564	
2　長期借入金	※1		93,617			67,119	
3　再評価に係る繰延税金負債	※7		—			3,197	
4　退職給付引当金			84,771			73,227	
5　役員退職慰労引当金			1,541			1,132	
6　自動販売機修繕引当金			7,697			8,421	
7　土地買戻損失引当金			4,969			5,157	
8　受入保証金	※1		72,282			73,374	
9　その他			30,575			40,273	
固定負債合計			462,884	25.9		443,469	24.3
負債合計			906,247	50.7		886,317	48.6
（少数株主持分）							
少数株主持分			77,737	4.3		78,857	4.3
（資本の部）							
Ⅰ　資本金	※5		102,045	5.7		102,045	5.6
Ⅱ　資本剰余金			70,868	4.0		70,984	3.9
Ⅲ　利益剰余金			651,078	36.4		687,905	37.7
Ⅳ　土地再評価差額金	※7		△1,673	△0.1		△4,713	△0.2
Ⅴ　その他有価証券評価差額金			29,875	1.7		52,463	2.9
Ⅵ　為替換算調整勘定			△34,128	△1.9		△35,614	△2.0
Ⅶ　自己株式	※6		△14,183	△0.8		△14,456	△0.8
資本合計			803,882	45.0		858,615	47.1
負債、少数株主持分及び資本合計			1,787,867	100.0		1,823,790	100.0

② 【連結損益計算書】

区分	注記番号	前連結会計年度 （自　平成15年１月１日 至　平成15年12月31日） 金額(百万円)		百分比(%)	当連結会計年度 （自　平成16年１月１日 至　平成16年12月31日） 金額(百万円)		百分比(%)
Ⅰ　売上高			1,597,509	100.0		1,654,886	100.0
Ⅱ　売上原価	※2		986,973	61.8		1,008,049	60.9
売上総利益			610,536	38.2		646,836	39.1
Ⅲ　販売費及び一般管理費	※1,2		508,981	31.9		537,444	32.5
営業利益			101,555	6.4		109,392	6.6
Ⅳ　営業外収益							
1　受取利息		835			750		
2　受取配当金		2,919			3,341		
3　持分法による投資利益		—			5,112		
4　不動産賃貸料		—			1,621		
5　ギフト券損益	※3	2,315			—		
6　その他		4,109	10,179	0.6	3,209	14,034	0.8
Ⅴ　営業外費用							
1　支払利息		9,822			10,221		
2　製品廃棄売却損		1,374			1,326		
3　持分法による投資損失		2,189			—		
4　その他		3,671	17,057	1.1	5,315	16,864	1.0
経常利益			94,676	5.9		106,562	6.4
Ⅵ　特別利益							
1　固定資産売却益	※4	896			1,766		
2　貸倒引当金戻入益		503			331		
3　投資有価証券売却益		77			319		
4　厚生年金基金代行部分返上益		2,883			26,162		
5　関係会社株式売却益		—	4,361	0.3	8,333	36,913	2.2
Ⅶ　特別損失							
1　固定資産廃棄損	※5	3,747			5,743		
2　固定資産売却損	※6	1,757			251		
3　減損損失	※9	—			12,419		
4　投資有価証券評価損		810			1,150		
5　投資有価証券売却損		316			17		
6　事業構造改善費用	※7	8,637			912		
7　土地買戻損失引当金繰入額		4,969			—		
8　土地評価損	※8	650			—		
9　在外会社固定資産評価損	※10	—	20,890	1.3	12,962	33,458	2.0
税金等調整前当期純利益			78,147	4.9		110,018	6.6
法人税、住民税及び事業税		41,236			39,738		
法人税等調整額		△2,094	39,141	2.5	13,518	53,256	3.2
少数株主利益			6,610	0.4		7,662	0.5
当期純利益			32,395	2.0		49,099	3.0

③ 【連結剰余金計算書】

		前連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)		当連結会計年度 (自　平成16年1月1日 至　平成16年12月31日)	
区分	注記番号	金額(百万円)		金額(百万円)	
(資本剰余金の部)					
Ⅰ　資本剰余金期首残高					70,868
資本準備金期首残高		70,868	70,868		
Ⅱ　資本剰余金増加高					
自己株式処分差益		—	—	116	116
Ⅲ　資本剰余金期末残高			70,868		70,984
(利益剰余金の部)					
Ⅰ　利益剰余金期首残高					651,078
連結剰余金期首残高		630,744	630,744		
Ⅱ　利益剰余金増加高					
1　当期純利益		32,395		49,099	
2　連結子会社増加に伴う増加高		2		—	
3　在外会社為替換算調整勘定		303	32,702	287	49,387
Ⅲ　利益剰余金減少高					
1　配当金		11,599		12,078	
2　役員賞与 (うち監査役分)		273 (34)		251 (14)	
3　連結子会社減少に伴う減少高		94		62	
4　在外会社資産再評価による減少高		400		72	
5　持分法適用会社減少に伴う減少高		—		93	
6　土地再評価差額金取崩額		0	12,368	0	12,559
Ⅳ　利益剰余金期末残高			651,078		687,905

④ 【連結キャッシュ・フロー計算書】

区分	注記番号	前連結会計年度 (自 平成15年1月1日 至 平成15年12月31日) 金額(百万円)	当連結会計年度 (自 平成16年1月1日 至 平成16年12月31日) 金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー			
1 税金等調整前当期純利益		78,147	110,018
2 減価償却費		75,328	74,059
3 減損損失		—	12,419
4 連結調整勘定償却額		5,868	3,299
5 退職給付引当金の増減額(減少:△)		△12,485	13,174
6 前払年金費用の増減額(増加:△)		—	△20,156
7 土地買戻損失引当金の増減額(減少:△)		4,969	—
8 受取利息及び受取配当金		△3,755	△4,091
9 持分法による投資利益		—	△5,112
10 支払利息		9,822	10,221
11 固定資産売却益		△896	△1,766
12 有価証券・投資有価証券売却益		△77	△319
13 厚生年金基金代行部分返上益		—	△26,162
14 関係会社株式売却益		—	△8,333
15 固定資産廃棄売却損		5,505	5,995
16 投資有価証券評価損		810	1,150
17 在外会社固定資産評価損		—	12,962
18 売上債権の増減額(増加:△)		△13,243	△2,662
19 たな卸資産の増減額(増加:△)		1,201	6,283
20 仕入債務の増減額(減少:△)		3,213	3,964
21 未払酒税の増減額(減少:△)		2,296	△173
22 受入保証金の増減額(減少:△)		△6,224	—
23 その他		8,962	△5,724
小計		159,444	179,046
24 利息及び配当金の受取額		5,911	6,284
25 利息の支払額		△9,735	△9,967
26 法人税等の支払額		△37,189	△47,399
営業活動によるキャッシュ・フロー		118,430	127,963
Ⅱ 投資活動によるキャッシュ・フロー			
1 有形・無形固定資産の取得による支出		△59,757	△69,020
2 有形固定資産の売却による収入		4,375	5,261
3 有価証券・投資有価証券の取得による支出		△3,951	△2,758
4 有価証券・投資有価証券の売却・償還による収入		5,473	18,170
5 連結範囲の変更を伴う子会社株式の取得による支出	※2	△11,041	△963
6 連結範囲の変更を伴う子会社株式の売却による収入	※3	—	810
7 連結範囲の変更を伴う子会社株式の取得による収入	※2	—	356
8 その他		2,034	3,891
投資活動によるキャッシュ・フロー		△62,867	△44,252

区分	注記番号	前連結会計年度 （自　平成15年１月１日 至　平成15年12月31日） 金額（百万円）	当連結会計年度 （自　平成16年１月１日 至　平成16年12月31日） 金額（百万円）
Ⅲ　財務活動によるキャッシュ・フロー			
1　短期借入金の増減額（減少：△）		△5,312	△6,824
2　長期借入れによる収入		27,599	23,409
3　長期借入金の返済による支出		△67,926	△32,698
4　社債の発行による収入		33,908	—
5　自己株式の取得による支出		△357	△785
6　自己株式の売却による収入		—	432
7　配当金の支払額		△11,592	△12,088
8　少数株主への配当金の支払額		△6,089	△7,187
9　その他		△248	△159
財務活動によるキャッシュ・フロー		△30,018	△35,901
Ⅳ　現金及び現金同等物に係る換算差額		△688	△424
Ⅴ　現金及び現金同等物の増減額（減少：△）		24,855	47,385
Ⅵ　現金及び現金同等物の期首残高		105,625	129,978
Ⅶ　連結範囲の変更に伴う現金及び現金同等物の増減額（減少：△）		△503	△105
Ⅷ　現金及び現金同等物の期末残高	※1	129,978	177,257

連結財務諸表作成のための基本となる重要な事項

	前連結会計年度 (自　平成15年１月１日 至　平成15年12月31日)	当連結会計年度 (自　平成16年１月１日 至　平成16年12月31日)
1　連結の範囲に関する事項	(1) 連結子会社数　309社 主要な会社名 キリンビバレッジ㈱、LION NATHAN LTD. なお、キリンディスティラリー㈱ほか８社については株式の追加取得等により、キリンビバレッジ㈱の子会社１社ほか５社については新規取得及び新規設立により、上海錦江麒麟飲料食品有限公司については重要性が増加したため、またLION NATHAN LTD.の子会社１社については営業を開始したため、それぞれ当連結会計年度から連結の範囲に加えております。 KYC㈱ほか４社については清算が結了したため、LION NATHAN LTD.の子会社６社については合併により、またLION NATHAN LTD.の子会社２社については株式を売却したため、それぞれ当連結会計年度から連結の範囲より除いております。 (2) 主要な非連結子会社の名称等 主要な会社名 KIRIN AGRIBIO USA, INC. 非連結子会社はそれぞれ小規模であり、かつ合計の総資産、売上高、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等がいずれも連結財務諸表に重要な影響を及ぼしていないため、連結の範囲より除いております。	(1) 連結子会社数　276社 主要な会社名 キリンビバレッジ㈱、LION NATHAN LTD. なお、小岩井乳業㈱については株式の追加取得により、麒麟(中国)投資有限公司ほか６社については新規取得及び新規設立により、キリンビバレッジ㈱の子会社１社については重要性が増加したため、それぞれ当連結会計年度から連結の範囲に加えております。 LION NATHAN LTD.の子会社17社については清算が結了したため、キリン・アスプロ販売㈱ほか１社については合併により、またLION NATHAN LTD.の子会社21社ほか２社については株式を売却したため、それぞれ当連結会計年度から連結の範囲より除いております。 (2)　同左
2　持分法の適用に関する事項	(1) 持分法適用の非連結子会社数　０社 なお、上海錦江麒麟飲料食品有限公司については重要性の増加により連結子会社となったため、当連結会計年度から持分法の適用範囲より除いております。 (2) 持分法適用の関連会社数　15社 主要な会社名　近畿コカ・コーラボトリング㈱、米久㈱、SAN MIGUEL CORPORATION なお、LION NATHAN LTD.の関連会社１社については営業を開始したため、当連結会計年度から持分法を適用しております。 キリンディスティラリー㈱ほか１社については株式の追加取得により連結子会社となったため、それぞれ当連結会計年度から持分法の適用範囲より除いております。	(1) 持分法適用の非連結子会社数　０社 (2) 持分法適用の関連会社数　15社 主要な会社名　近畿コカ・コーラボトリング㈱、米久㈱、SAN MIGUEL CORPORATION なお、キリンビバレッジ㈱の関連会社ほか１社については新規取得及び新規設立したため、当連結会計年度から持分法を適用しております。 小岩井乳業㈱については株式の追加取得により連結子会社となったため、またマリンネット㈱については株式を売却したため、それぞれ当連結会計年度から持分法の適用範囲より除いております。

	前連結会計年度 （自　平成15年１月１日 至　平成15年12月31日）	当連結会計年度 （自　平成16年１月１日 至　平成16年12月31日）
	(3) 持分法を適用していない非連結子会社(KIRIN AGRIBIO USA, INC.ほか)及び関連会社(ダイヤモンド・スポーツクラブ㈱ほか)は、それぞれ連結純損益及び連結利益剰余金等に及ぼす影響が軽微であり、かつ全体としても重要性がないため、持分法を適用しておりません。 (4) SOCIÉTÉ IMMOBILIÈRE ET FINANCIÈRE POUR L'ALIMENTATIONについては、議決権の20%以上50%以下を自己の計算において所有しておりますが、実質的な影響力を及ぼしていないため、関連会社としておりません。 (5) 持分法適用会社のうち、決算日が連結決算日と異なる会社については、主として各社の決算日現在の財務諸表を使用しております。 なお、決算日と連結決算日との差異が６ヶ月を超える一部の持分法適用会社については、連結決算日直近となる各社の中間決算日現在の財務諸表を使用しております。	(3)　同左 (4)　同左 (5)　同左
3　連結子会社の事業年度等に関する事項	連結子会社の決算日が連結決算日と異なる会社は次のとおりであります。 会社名　決算日 LION NATHAN LTD. 及びその子会社　９月30日　※1 TWYFORD INTERNATIONAL INC. 及びその子会社　９月30日　※1 ㈱ジャパンポテト　９月30日　※1 キリン・アスプロ㈱　11月30日　※1, 3 キリンフィード㈱　11月30日　※1 キリン・アスプロ販売㈱　11月30日　※1, 3 武田キリン食品㈱　３月31日　※2 ※1：連結子会社の決算日現在の財務諸表を使用しております。 ※2：連結子会社の中間決算日現在の財務諸表に必要な調整を行っております。 ※3：キリン・アスプロ㈱は、平成15年12月１日より社名をキリンウェルフーズ㈱に変更しております。また、同日付で当社の連結子会社であるキリン・アスプロ販売㈱を合併しております。 4：㈱永昌源は、決算日を３月31日から12月31日に変更しております。 なお、※1、※2については、連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。	連結子会社の決算日が連結決算日と異なる会社は次のとおりであります。 会社名　決算日 LION NATHAN LTD. 及びその子会社　９月30日　※1 TWYFORD INTERNATIONAL INC. 及びその子会社　９月30日　※1 ㈱ジャパンポテト　９月30日　※1 キリンウェルフーズ㈱　11月30日　※1 キリンフィード㈱　11月30日　※1 ※1：連結子会社の決算日現在の財務諸表を使用しております。 2：武田キリン食品㈱は、決算日を３月31日から12月31日に変更しております。 なお、※1については、連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。

	前連結会計年度 （自　平成15年１月１日 至　平成15年12月31日）	当連結会計年度 （自　平成16年１月１日 至　平成16年12月31日）
4　会計処理基準に関する事項	(1) 重要な資産の評価基準及び評価方法 ①　有価証券 満期保有目的の債券 …償却原価法 その他有価証券 時価のあるもの …決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定しております。） 時価のないもの …移動平均法による原価法 ②　デリバティブ …時価法 ③　たな卸資産 商品・製品・半製品 …主として総平均法による原価法 原材料・容器・貯蔵品 …主として移動平均法による原価法 未成工事支出金 …個別法による原価法 (2) 重要な減価償却資産の減価償却の方法 ①　有形固定資産 …定率法（平成10年４月１日以降取得の建物（建物付属設備を除く）については定額法によっております。） なお、在外連結子会社においては定額法によっております。 耐用年数及び残存価額については、主として法人税法に規定する方法と同一の基準によっております。 リース資産についてはリース期間を耐用年数とし、リース期間満了時のリース資産の見積処分価額を残存価額とする定額法によっております。	(1) 重要な資産の評価基準及び評価方法 ①　有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 ②　デリバティブ 同左 ③　たな卸資産 同左 (2) 重要な減価償却資産の減価償却の方法 ①　有形固定資産 …定率法（平成10年４月１日以降取得の建物（建物付属設備を除く）については定額法によっております。） なお、一部の連結子会社においては定額法によっております。 耐用年数及び残存価額については、主として法人税法に規定する方法と同一の基準によっております。 リース資産についてはリース期間を耐用年数とし、リース期間満了時のリース資産の見積処分価額を残存価額とする定額法によっております。

	前連結会計年度 （自　平成15年1月1日 至　平成15年12月31日）	当連結会計年度 （自　平成16年1月1日 至　平成16年12月31日）
	②　無形固定資産 …定額法 なお、在外連結子会社においては主として20年の期間による定額法によっております。 (3) 重要な引当金の計上基準 ①　貸倒引当金 債権の貸倒による損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 ②　退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 過去勤務債務は、その発生時における従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により費用処理しております。 数理計算上の差異は、各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により按分した額を、それぞれ発生の翌連結会計年度から費用処理しております。 (追加情報) 当社が設立したキリンビール厚生年金基金は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年8月13日付で厚生労働大臣から将来分支給義務免除の認可を受けました。 当連結会計年度末日現在において測定された返還相当額(最低責任準備金)は52,771百万円であり、当該返還相当額(最低責任準備金)の支払が当連結会計年度末日に行われたと仮定して「退職給付会計に関する実務指針(中間報告)」(日本公認会計士協会会計制度委員会報告第13号)第44-2項を適用した場合に生じる利益の見込額は17,498百万円であります。	②　無形固定資産 同左 (3) 重要な引当金の計上基準 ①　貸倒引当金 同左 ②　退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 過去勤務債務は、その発生時における従業員の平均残存勤務期間以内の一定の年数(主として15年)による定額法により費用処理しております。 数理計算上の差異は、各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数(主として15年)による定額法により按分した額を、それぞれ発生の翌連結会計年度から費用処理しております。 (追加情報) 当社が設立したキリンビール厚生年金基金は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年11月1日付で厚生労働大臣から過去分返上の認可を受けました。 当社はこれに伴い、代行部分に係る退職給付債務を国への返還相当額(最低責任準備金)まで修正し、その差額を損益に計上するとともに、代行部分に対応する未認識過去勤務債務及び未認識数理計算上の差異を損益処理しております。 この結果、厚生年金基金代行部分返上益26,162百万円を特別利益に計上しております。

	前連結会計年度 （自　平成15年１月１日 至　平成15年12月31日）	当連結会計年度 （自　平成16年１月１日 至　平成16年12月31日）
	また、連結子会社であるキリンビバレッジ㈱が設立したキリンビバレッジ厚生年金基金は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年８月13日付で厚生労働大臣から将来分支給義務免除の認可を受けました。 これに伴い、同連結子会社は「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第47－２項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務と返還相当額の年金資産を消滅したものとみなして処理しております。なお、当連結会計年度末日現在において測定された返還相当額（最低責任準備金）は5,352百万円であります。 ③　役員退職慰労引当金 役員の退職慰労金支給に備えるため、各社所定の基準による当連結会計年度末要支給見込額の100％を計上しております。 ④　自動販売機修繕引当金 キリンビバレッジ㈱及びその連結子会社において、自動販売機オーバーホール費用の支出に備え、その予定額を５年間に配分計上し、当連結会計年度のオーバーホール実施分を取崩しております。 ⑤　土地買戻損失引当金 平成10年９月に当社が財団法人民間都市開発推進機構に売却した土地について、土地価格の下落の状況に鑑み、売戻し権が行使される可能性が高いため、買戻しによる損失発生見込額を計上しております。	③　役員退職慰労引当金 同左 ④　自動販売機修繕引当金 同左 ⑤　土地買戻損失引当金 同左

	前連結会計年度 (自　平成15年１月１日 至　平成15年12月31日)	当連結会計年度 (自　平成16年１月１日 至　平成16年12月31日)
	(4) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。 なお、在外連結子会社においては、主として通常の売買取引に係る方法に準じた会計処理を採用しております。	(4) 重要なリース取引の処理方法 同左
	(5) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 原則として繰延ヘッジ処理によっております。なお、為替予約及び通貨スワップ等については、要件を満たしている場合には振当処理に、金利スワップについては、要件を満たしている場合には特例処理によっております。	(5) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 原則として繰延ヘッジ処理によっております。なお、為替予約及び通貨スワップ等については、要件を満たしている場合には振当処理に、金利スワップについては、要件を満たしている場合には特例処理によっております。 また、連結会社間取引をヘッジ対象としている金利スワップ取引については、時価評価を行い、評価差額を当連結会計年度の損益として処理しております。
	② ヘッジ手段とヘッジ対象 a ヘッジ手段 為替予約、通貨スワップ等 ヘッジ対象 外貨建債権債務、外貨建予定取引 b ヘッジ手段 金利スワップ等 ヘッジ対象 貸付金、借入金 c ヘッジ手段 商品スワップ等 ヘッジ対象 商品価格	② ヘッジ手段とヘッジ対象 同左
	③ ヘッジ方針 主として外貨建債権債務及び外貨建予定取引に係る為替相場の変動リスクの軽減、貸付金及び借入金に係る金利変動リスクの軽減、アルミニウム価格等の商品価格変動リスクの軽減を目的としてデリバティブ取引を行っております。	③ ヘッジ方針 同左
	④ ヘッジ有効性評価の方法 ヘッジ対象のキャッシュ・フロー変動の累計又は相場変動とヘッジ手段のキャッシュ・フロー変動の累計又は相場変動を半期ごとに比較し、両者の変動額を基礎にして、ヘッジ有効性を評価しております。	④ ヘッジ有効性評価の方法 同左

	前連結会計年度 （自　平成15年１月１日 至　平成15年12月31日）	当連結会計年度 （自　平成16年１月１日 至　平成16年12月31日）
	(6) その他連結財務諸表作成のための重要な事項 ①　消費税等の会計処理 消費税等の会計処理は、税抜方式によっております。	(6) その他連結財務諸表作成のための重要な事項 ①　消費税等の会計処理 同左
5　連結子会社の資産及び負債の評価に関する事項	連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	同左
6　連結調整勘定の償却に関する事項	連結調整勘定の償却については、15年から20年の期間で均等償却しております。ただし、金額が僅少な場合には発生時にその全額を償却しております。	同左
7　利益処分項目等の取扱いに関する事項	連結剰余金計算書は、連結会社の利益処分については、連結会計年度中に確定した利益処分に基づいて作成しております。	同左
8　連結キャッシュ・フロー計算書における資金の範囲	連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限が到来する短期投資からなります。	同左

会計処理の変更

<table>
<tr><th>前連結会計年度
(自　平成15年1月1日
至　平成15年12月31日)</th><th>当連結会計年度
(自　平成16年1月1日
至　平成16年12月31日)</th></tr>
<tr><td>(自己株式及び法定準備金の取崩等に関する会計基準)
「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第1号)が資本の部の区分及び開示を含め全面的に適用されることになったことに伴い、当連結会計年度から全面的に同会計基準によっております。この変更による損益への影響はありません。
なお、連結財務諸表規則の改正により、当連結会計年度における連結貸借対照表の資本の部及び連結剰余金計算書については改正後の連結財務諸表規則により作成しております。</td><td>――――――</td></tr>
<tr><td>(1株当たり当期純利益に関する会計基準)
「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)が適用されることになったことに伴い、当連結会計年度から同会計基準及び適用指針によっております。この変更による影響については、「1株当たり情報に関する注記」に記載しております。</td><td>――――――</td></tr>
<tr><td>――――――</td><td>(固定資産の減損に係る会計基準)
「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会　平成14年8月9日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準適用指針第6号　平成15年10月31日)が平成16年3月31日以後に終了する連結会計年度に係る財務諸表から適用できることになったことに伴い、当連結会計年度より同会計基準及び同適用指針を適用しております。これにより税金等調整前当期純利益は12,419百万円減少しております。
なお、減損損失累計額につきましては、改正後の連結財務諸表規則に基づき、各資産の金額から直接控除しております。</td></tr>
</table>

表示方法の変更

前連結会計年度 （自　平成15年１月１日 至　平成15年12月31日）	当連結会計年度 （自　平成16年１月１日 至　平成16年12月31日）
(連結損益計算書) ギフト券損益は、営業外収益の総額の100分の10を超えたため、区分掲記しております。なお、前連結会計年度は、営業外収益の「その他」に453百万円含まれております。 ――――――	(連結損益計算書) 1　「不動産賃貸料」は、営業外収益の総額の100分の10を超えたため、区分掲記しております。なお、前連結会計年度は、営業外収益の「その他」に875百万円含まれております。 2　前連結会計年度において区分掲記していました「ギフト券損益」（当連結会計年度11百万円）は、営業外費用の総額の100分の10以下となりましたので、当連結会計年度においては営業外費用の「その他」に含めて表示しております。 (連結キャッシュ・フロー計算書) 前連結会計年度において区分掲記していました「土地買戻損失引当金の増減額（減少：△）」（当連結会計年度187百万円）及び「受入保証金の増減額（減少：△）」（当連結会計年度2,055百万円）は、重要性が減少したことにより、当連結会計年度においては、営業活動によるキャッシュ・フローの「その他」に含めて表示しております。

注記事項

（連結貸借対照表関係）

前連結会計年度 （平成15年12月31日）	当連結会計年度 （平成16年12月31日）
※１　担保資産及び担保付債務 (1) 担保に供している資産 受取手形及び売掛金　320百万円 有価証券　11 たな卸資産　2,670 建物及び構築物　2,693 機械装置及び運搬具　1,673 土地　2,750 有形固定資産その他（工具、器具及び備品）　24 無形固定資産その他　128 合計　10,272 上記のうち工場財団抵当に供している資産 建物及び構築物　1,199百万円 土地　2,174 合計　3,373 (2) 担保付債務 短期借入金　1,700百万円 長期借入金（１年内返済分を含む）　1,816 郵便料金（極度額）　11 受入保証金　3,408 合計　6,936 上記のうち工場財団抵当に対応する債務 短期借入金　1,700百万円 （注）工場財団は㈱ナガノトマト本社工場及び松本工場により組成されております。	※１　担保資産及び担保付債務 (1) 担保に供している資産 受取手形及び売掛金　14,272百万円 建物及び構築物　1,835 機械装置及び運搬具　1,052 土地　750 無形固定資産その他　101 合計　18,012 上記のうち工場財団抵当に供している資産 建物及び構築物　161百万円 土地　46 合計　208 (2) 担保付債務 短期借入金　200百万円 長期借入金（１年内返済分を含む）　13,194 郵便料金（極度額）　0 受入保証金　3,408 合計　16,803 上記のうち工場財団抵当に対応する債務 短期借入金　200百万円 （注）工場財団は㈱ナガノトマト本社工場により組成されております。
※２　国庫補助金等による固定資産圧縮記帳額 建物及び構築物　2百万円 機械装置及び運搬具　250 合計　253	※２　国庫補助金等による固定資産圧縮記帳額 建物及び構築物　129百万円 機械装置及び運搬具　250 合計　380
※３　非連結子会社及び関連会社に対する項目は次のとおりです。 投資有価証券（株式）　118,255百万円 投資その他の資産その他（出資金）　43	※３　非連結子会社及び関連会社に対する項目は次のとおりです。 投資有価証券（株式）　117,923百万円 投資その他の資産その他（出資金）　201

<table>
<tr><th>前連結会計年度
(平成15年12月31日)</th><th>当連結会計年度
(平成16年12月31日)</th></tr>
<tr><td>4 保証債務
(1) 非連結子会社・関連会社の銀行借入等に対する保証
小岩井乳業㈱ 1,150百万円
その他(3件) 999百万円
(2) 従業員住宅資金の銀行借入に対する保証
10,556百万円
(3) 取引先の銀行借入等に対する保証
Southeastern Container, Inc. 1,189百万円 (11,102千米ドル)
その他(71件) 1,037百万円
(うち外貨建 914百万円 (12,142千豪ドル))
合計 14,934百万円
上記金額には保証類似行為999百万円を含めております。</td><td>4 保証債務
(1) 非連結子会社・関連会社の銀行借入等に対する保証
The Bacardi Lion Joint Venture 796百万円
その他(5件) 599百万円
(うち外貨建 11百万円 (140千豪ドル))
(2) 従業員住宅資金の銀行借入に対する保証
9,432百万円
(3) 取引先の銀行借入等に対する保証
Southeastern Container, Inc. 1,156百万円 (11,102千米ドル)
その他(32件) 1,081百万円
(うち外貨建 1,002百万円 (12,592千豪ドル))
合計 13,065百万円
上記金額には保証類似行為388百万円を含めております。</td></tr>
<tr><td>※5 当社の発行済株式総数は、普通株式984,508,387株であります。</td><td>※5 当社の発行済株式総数は、普通株式984,508,387株であります。</td></tr>
<tr><td>※6 当社及び持分法適用関連会社が保有する自己株式の数は、普通株式18,416,607株であります。</td><td>※6 当社及び持分法適用関連会社が保有する自己株式の数は、普通株式18,577,240株であります。</td></tr>
<tr><td>※7 土地の再評価
連結子会社であるキリンビバレッジ㈱において、「土地の再評価に関する法律」(平成10年3月31日公布法律第34号)及び平成13年3月31日の同法律の改正に基づき、事業用土地の再評価を行っております。
なお、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」として資産の部に計上し、これを控除した金額のうち当社持分相当額を「土地再評価差額金」として資本の部に計上しております。
・再評価の方法
「土地の再評価に関する法律施行令」(平成10年3月31日公布政令第119号)第2条第4号に定める路線価に合理的な調整を行って算出しております。
なお、一部路線価のない土地につきましては、同第3号に定める固定資産税評価額に合理的な調整を行って算出しております。
・再評価を行った日 平成13年12月31日
・再評価を行った土地の期末における時価の合計額が再評価後の帳簿価額の合計額を下回る金額 2,634百万円</td><td>※7 土地の再評価
連結子会社であるキリンビバレッジ㈱において、「土地の再評価に関する法律」(平成10年3月31日公布法律第34号)及び平成13年3月31日の同法律の改正に基づき、事業用土地の再評価を行っております。
なお、当社持分相当額を「土地再評価差額金」として資本の部に計上しております。
・再評価の方法
「土地の再評価に関する法律施行令」(平成10年3月31日公布政令第119号)第2条第4号に定める路線価に合理的な調整を行って算出しております。
なお、一部路線価のない土地につきましては、同第3号に定める固定資産税評価額に合理的な調整を行って算出しております。
・再評価を行った日 平成13年12月31日
・再評価を行った土地の期末における時価の合計額が再評価後の帳簿価額の合計額を下回る金額 3,657百万円</td></tr>
</table>

前連結会計年度 (平成15年12月31日)	当連結会計年度 (平成16年12月31日)
――――――	(追加情報) 当連結会計年度から「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会　平成14年8月9日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準適用指針第6号　平成15年10月31日)を適用したことを契機に、当該事業用土地の事業計画を見直した結果「土地再評価差額金」及び「再評価に係る繰延税金資産・負債」を修正しております。 8　手形割引高 輸出手形割引高　13百万円

（連結損益計算書関係）

前連結会計年度 （自　平成15年１月１日 至　平成15年12月31日）	当連結会計年度 （自　平成16年１月１日 至　平成16年12月31日）
※１　販売費及び一般管理費のうち主要な費目及び金額 販売奨励金　144,237百万円 運搬費　44,456 広告費　56,565 退職給付費用　12,103 労務費　89,095 研究開発費　26,347 減価償却費　25,283	※１　販売費及び一般管理費のうち主要な費目及び金額 販売奨励金　158,869百万円 運搬費　50,222 広告費　63,177 退職給付費用　11,260 労務費　89,403 研究開発費　28,182 減価償却費　24,860
※２　一般管理費及び当期製造費用に含まれる研究開発費 26,502百万円	※２　一般管理費及び当期製造費用に含まれる研究開発費 28,201百万円
※３　ギフト券損益 ギフト券損益には、ギフト券の発行・回収に関連する費用及び長期未使用のギフト券にかかる預り金の取崩益が含まれております。	――――――
※４　固定資産売却益 土地　401百万円 その他　495 合計　896	※４　固定資産売却益 土地　1,605百万円 その他　161 合計　1,766
※５　固定資産廃棄損 建物及び構築物　1,616百万円 機械装置及び運搬具　1,632 その他　498 合計　3,747	※５　固定資産廃棄損 建物及び構築物　3,168百万円 機械装置及び運搬具　2,163 その他　412 合計　5,743
※６　固定資産売却損 建物及び構築物　81百万円 機械装置及び運搬具　238 土地　1,418 その他　19 合計　1,757	※６　固定資産売却損 建物及び構築物　44百万円 機械装置及び運搬具　127 土地　73 その他　5 合計　251
※７　事業構造改善費用 事業構造改善費用は、連結子会社２社の転籍・早期退職に伴う特別退職金7,624百万円及び大量退職により退職給付制度の一部終了に準ずる処理を行ったことによる損失等であります。	※７　事業構造改善費用 事業構造改善費用は、連結子会社２社の早期退職に伴う特別退職金であります。
※８　土地評価損 売買契約済の物件に関する売却損見込額を計上したものであります。	――――――

前連結会計年度 (自　平成15年１月１日 至　平成15年12月31日)	当連結会計年度 (自　平成16年１月１日 至　平成16年12月31日)
――――――	※９　減損損失 当連結会計年度において、当社グループ（当社及び連結子会社）は以下の資産グループについて、減損損失を計上しました。 〔用途／場所／種類〕 賃貸用資産／東京都渋谷区他２件／土地・建物及び構築物他 遊休資産／栃木県塩谷郡他６件／土地・建物及び構築物他 事業用資産(外食事業)／東京都港区他15件／建物及び構築物他 事業用資産(商業施設の運営事業)／神奈川県横浜市／建物及び構築物他 当社グループは、投資の意思決定単位である事業別（酒類・飲料・医薬・その他）に資産のグルーピングを行いました。なお、その他事業に含まれる不動産事業については物件別にグルーピングを行い、外食事業については店舗別にグルーピングを行っております。また、遊休資産については個別の物件ごとにグルーピングを行い、本社・厚生施設等については独立したキャッシュ・フローを生み出さないことから共用資産としております。 その結果、不動産事業における一部の賃貸用資産については帳簿価額に比し著しく時価が下落していること及び賃料水準が低下していることから、遊休資産については帳簿価額に比し著しく時価が下落していることから、また、一部の事業用資産については将来キャッシュ・フローの見積期間にわたって回収可能性が認められないことから、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失（12,419百万円、うち土地10,059百万円、建物及び構築物2,087百万円、その他272百万円）として特別損失に計上しております。なお、資産グループごとの回収可能価額は、正味売却価額または使用価値により測定しており、正味売却価額については主として不動産鑑定士の「不動産調査報告書」による評価額を、使用価値については将来キャッシュ・フローを5.0%で割り引いて算定しております。 ※10　在外会社固定資産評価損 在外連結子会社(LION NATHAN LTD.)におけるワイン事業及びビール事業の営業権ならびに有形固定資産(機械装置及び運搬具等)の評価減等であります。

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （自　平成15年１月１日 至　平成15年12月31日）	当連結会計年度 （自　平成16年１月１日 至　平成16年12月31日）
※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 （平成15年12月31日現在） 現金及び預金勘定　133,108百万円 有価証券勘定　493 預入期間が３ヶ月を超える定期預金　△3,130 株式及び償還までの期間が３ヶ月を超える債券等　△493 現金及び現金同等物　129,978	※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 （平成16年12月31日現在） 現金及び預金勘定　183,501百万円 有価証券勘定　800 預入期間が３ヶ月を超える定期預金　△3,538 株式及び償還までの期間が３ヶ月を超える債券等　△800 短期借入金（当座借越）　△2,706 現金及び現金同等物　177,257
※２　株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳 株式の取得により新たに連結子会社となった会社の連結開始時の資産及び負債の主な内訳並びに、当該会社株式の取得価額と取得による支出（純額）との関係は次のとおりであります。 流動資産　15,485百万円 固定資産　6,756 連結調整勘定　3,502 流動負債　△3,263 固定負債　△3,182 株式の取得価額　19,297 期首株式取得価額又は期首持分法評価額　△7,831 当期株式取得価額　11,466 被買収会社の現金及び現金同等物　△424 差引：取得による支出　11,041	※２　株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳 株式の取得により新たに連結子会社となった会社の連結開始時の資産及び負債の主な内訳並びに、当該会社株式の取得価額と取得による支出（純額）との関係は次のとおりであります。 流動資産　718百万円 固定資産　1,058 流動負債　△213 固定負債　△260 株式の取得価額　1,303 前期支払額　△78 未払額　△252 被買収会社の現金及び現金同等物　△7 差引：取得による支出　963 第三者割当増資の引受による株式の取得により新たに連結子会社となった会社の連結開始時の資産及び負債の主な内訳並びに、当該会社株式の取得価額と取得による収入（純額）との関係は次のとおりであります。 流動資産　10,552百万円 固定資産　5,892 連結調整勘定　92 流動負債　△9,194 固定負債　△2,713 少数株主持分　△1,115 株式の取得価額　3,512 期首株式取得価額又は期首持分法評価額　△1,124 当期株式取得価額　2,388 第三者割当増資の引受　△2,388 被買収会社の現金及び現金同等物　△356 差引：取得による収入　356

<table>
<tr><th>前連結会計年度
(自　平成15年１月１日
至　平成15年12月31日)</th><th>当連結会計年度
(自　平成16年１月１日
至　平成16年12月31日)</th></tr>
<tr><td>――――――</td><td>※３　株式の売却により連結子会社でなくなった会社の資産及び負債の主な内訳
株式の売却により連結子会社でなくなった会社の連結除外時の資産及び負債の主な内訳並びに、当該会社株式の売却価額と売却による収入(純額)との関係は次のとおりであります。

流動資産　3,140百万円
固定資産　11,335
流動負債　△3,005
固定負債　△9,576
株式の売却簿価　1,894
株式売却益等　5,553
当期株式売却価額　7,447
未収入額　△8,151
未払額　1,635
被売却会社の現金及び現金同等物　△119
差引：売却による収入　810</td></tr>
</table>

（リース取引関係）

前連結会計年度 （自　平成15年１月１日 至　平成15年12月31日）	当連結会計年度 （自　平成16年１月１日 至　平成16年12月31日）
借手側	借手側
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前連結会計年度

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械装置及び運搬具	2,161	950	1,211
有形固定資産その他（工具、器具及び備品）	2,681	1,633	1,048
合計	4,843	2,583	2,259

当連結会計年度

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械装置及び運搬具	2,414	1,183	1,230
有形固定資産その他（工具、器具及び備品）	1,504	740	764
合計	3,919	1,924	1,994

前連結会計年度		当連結会計年度	
②　未経過リース料期末残高相当額		②　未経過リース料期末残高相当額	
１年内	894百万円	１年内	731百万円
１年超	1,416百万円	１年超	1,293百万円
合計	2,311百万円	合計	2,024百万円
③　支払リース料、減価償却費相当額及び支払利息相当額		③　支払リース料、減価償却費相当額及び支払利息相当額	
支払リース料	1,160百万円	支払リース料	1,039百万円
減価償却費相当額	1,021百万円	減価償却費相当額	815百万円
支払利息相当額	61百万円	支払利息相当額	52百万円
④　減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。		④　減価償却費相当額の算定方法 同左	
⑤　利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額から維持管理費用控除後の金額を利息相当額とし、各期への配分方法は利息法によっております。		⑤　利息相当額の算定方法 同左	
2　オペレーティング・リース取引 未経過リース料		2　オペレーティング・リース取引 未経過リース料	
１年内	2,354百万円	１年内	2,118百万円
１年超	7,417百万円	１年超	5,781百万円
合計	9,772百万円	合計	7,899百万円

前連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)	当連結会計年度 (自　平成16年1月1日 至　平成16年12月31日)

前連結会計年度

貸手側

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額、減価償却累計額及び期末残高

	取得価額 (百万円)	減価償却累計額 (百万円)	期末残高 (百万円)
有形固定資産その他 (リース資産)	16,243	10,250	5,992
無形固定資産その他 (リース資産)	—	—	694
合計	16,243	10,250	6,686

②　未経過リース料期末残高相当額

1年内	1,928百万円
1年超	5,087百万円
合計	7,015百万円

③　受取リース料、減価償却費及び受取利息相当額

受取リース料	2,843百万円
減価償却費	2,396百万円
受取利息相当額	355百万円

④　利息相当額の算定方法

利息相当額の各期への配分方法については、利息法によっております。

当連結会計年度

貸手側

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額、減価償却累計額及び期末残高

	取得価額 (百万円)	減価償却累計額 (百万円)	期末残高 (百万円)
有形固定資産その他 (リース資産)	13,410	8,589	4,820
無形固定資産その他 (リース資産)	—	—	730
合計	13,410	8,589	5,551

②　未経過リース料期末残高相当額

1年内	1,747百万円
1年超	3,934百万円
合計	5,681百万円

③　受取リース料、減価償却費及び受取利息相当額

受取リース料	2,645百万円
減価償却費	2,275百万円
受取利息相当額	299百万円

④　利息相当額の算定方法

同左

（有価証券関係）

1　満期保有目的の債券で時価のあるもの

区分	前連結会計年度 （平成15年12月31日）			当連結会計年度 （平成16年12月31日）		
(1) 時価が連結貸借対照表計上額を超えるもの	連結貸借対照表計上額 （百万円）	時価 （百万円）	差額 （百万円）	連結貸借対照表計上額 （百万円）	時価 （百万円）	差額 （百万円）
① 国債・地方債等	1,159	1,175	16	1,239	1,248	8
② 社債	540	544	4	200	202	2
③ その他	—	—	—	—	—	—
小計	1,699	1,720	21	1,439	1,450	11
(2) 時価が連結貸借対照表計上額を超えないもの	連結貸借対照表計上額 （百万円）	時価 （百万円）	差額 （百万円）	連結貸借対照表計上額 （百万円）	時価 （百万円）	差額 （百万円）
① 国債・地方債等	299	296	△2	179	178	△0
② 社債	—	—	—	—	—	—
③ その他	—	—	—	—	—	—
小計	299	296	△2	179	178	△0
合計	1,998	2,017	18	1,618	1,629	10

2　その他有価証券で時価のあるもの

区分	前連結会計年度 （平成15年12月31日）			当連結会計年度 （平成16年12月31日）		
(1) 連結貸借対照表計上額が取得原価を超えるもの	取得原価 （百万円）	連結貸借対照表計上額 （百万円）	差額 （百万円）	取得原価 （百万円）	連結貸借対照表計上額 （百万円）	差額 （百万円）
① 株式	107,043	161,625	54,581	125,169	215,691	90,522
② 債券						
国債・地方債等	49	52	2	—	—	—
社債	—	—	—	—	—	—
その他	—	—	—	—	—	—
③ その他	—	—	—	—	—	—
小計	107,093	161,677	54,583	125,169	215,691	90,522
(2) 連結貸借対照表計上額が取得原価を超えないもの	取得原価 （百万円）	連結貸借対照表計上額 （百万円）	差額 （百万円）	取得原価 （百万円）	連結貸借対照表計上額 （百万円）	差額 （百万円）
① 株式	28,908	24,482	△4,425	13,843	11,394	△2,449
② 債券						
国債・地方債等	—	—	—	—	—	—
社債	—	—	—	—	—	—
その他	—	—	—	—	—	—
③ その他	71	71	—	—	—	—
小計	28,979	24,553	△4,425	13,843	11,394	△2,449
合計	136,072	186,230	50,158	139,013	227,086	88,073

3　当連結会計年度中に売却したその他有価証券

区分	前連結会計年度 （自　平成15年１月１日 至　平成15年12月31日）	当連結会計年度 （自　平成16年１月１日 至　平成16年12月31日）
売却額（百万円）	408	1,466
売却益の合計額（百万円）	77	319
売却損の合計額（百万円）	316	17

4　時価評価されていない主な有価証券の内容及び連結貸借対照表計上額

区分	前連結会計年度 （平成15年12月31日）	当連結会計年度 （平成16年12月31日）
	連結貸借対照表計上額（百万円）	連結貸借対照表計上額（百万円）
その他有価証券		
非上場株式 （店頭売買株式を除く）	45,205	26,196
その他	126	71
合計	45,332	26,267

5　その他有価証券のうち満期があるもの及び満期保有目的の債券の今後の償還予定額

前連結会計年度（平成15年12月31日）

種類	１年以内 （百万円）	１年超５年以内 （百万円）	５年超10年以内 （百万円）	10年超 （百万円）
①　債券				
国債・地方債等	152	1,358	―	―
社債	340	200	―	―
その他	―	―	―	―
②　その他	―	―	―	―
計	492	1,558	―	―

当連結会計年度（平成16年12月31日）

種類	１年以内 （百万円）	１年超５年以内 （百万円）	５年超10年以内 （百万円）	10年超 （百万円）
①　債券				
国債・地方債等	799	619	―	―
社債	―	200	―	―
その他	―	―	―	―
②　その他	―	―	―	―
計	799	819	―	―

6　減損処理を行った有価証券

前連結会計年度(自平成15年1月1日　至平成15年12月31日)

当連結会計年度においてその他有価証券について810百万円の減損処理を行っております。その他有価証券で時価のあるものについては、時価が取得原価に比べて30%以上下落した場合には、「著しく下落した」ものとし、回復する見込みがあると認められる場合を除き、減損処理をしております。その他有価証券で時価のないものについては、実質価額が取得原価に比べて50%以上下落した場合には、「著しく下落した」ものとし、回復可能性が十分な根拠によって裏付けられる場合を除き、減損処理をしております。

当連結会計年度(自平成16年1月1日　至平成16年12月31日)

当連結会計年度においてその他有価証券について1,150百万円の減損処理を行っております。その他有価証券で時価のあるものについては、時価が取得原価に比べて30%以上下落した場合には、「著しく下落した」ものとし、回復する見込みがあると認められる場合を除き、減損処理をしております。その他有価証券で時価のないものについては、実質価額が取得原価に比べて50%以上下落した場合には、「著しく下落した」ものとし、回復可能性が十分な根拠によって裏付けられる場合を除き、減損処理をしております。

（デリバティブ取引関係）

1　取引の状況に関する事項

前連結会計年度 （自　平成15年１月１日 至　平成15年12月31日）	当連結会計年度 （自　平成16年１月１日 至　平成16年12月31日）
(1) 取引の内容 当社グループ（当社及び連結子会社）は、通貨関連では為替予約取引、通貨オプション取引、通貨スワップ取引を、金利関連では金利先渡取引、金利オプション取引、金利スワップ取引を、商品関連では商品スワップ取引、商品オプション取引、商品先物取引を利用しております。	(1) 取引の内容 同左
(2) 取引に対する取組方針及び利用目的 金利関連のデリバティブ取引については、借入金等の金利変動リスクを一定の範囲に限定する目的で、また、通貨関連のデリバティブ取引については、原料等の輸入及び外貨建社債等による為替変動リスクを一定の範囲に限定する目的で、商品関連のデリバティブ取引については、原料の価格変動リスクを一定の範囲に限定する目的で利用しており、投機目的のデリバティブ取引は行わない方針であります。 金利先渡、金利オプション及び金利スワップは貸付金及び借入金の金利変動リスクを、為替予約、通貨オプション及び通貨スワップは原料等の輸入取引及び外貨建社債等に係る為替相場の変動リスクを、商品スワップ、商品オプション及び商品先物は原料の購入取引に係る価格変動リスクをヘッジ対象としております。 デリバティブ取引の実行に当り、ヘッジ対象のキャッシュ・フロー変動の累計又は相場変動とヘッジ手段のキャッシュ・フロー変動の累計又は相場変動を半期ごとに比較し、両者の変動額を基礎にして、ヘッジ有効性を評価しております。	(2) 取引に対する取組方針及び利用目的 金利関連のデリバティブ取引については、借入金等の金利変動リスクを一定の範囲に限定する目的で、また、通貨関連のデリバティブ取引については、原料等の輸入及び外貨建社債等による為替変動リスクを一定の範囲に限定する目的で、商品関連のデリバティブ取引については、原料の価格変動リスクを一定の範囲に限定する目的で利用しており、投機目的のデリバティブ取引は行わない方針であります。 金利先渡、金利オプション及び金利スワップは貸付金及び借入金の金利変動リスクを、為替予約、通貨オプション及び通貨スワップは原料等の輸入取引及び外貨建社債等に係る為替相場の変動リスクを、商品スワップ、商品オプション及び商品先物は原料の購入取引に係る価格変動リスクをヘッジ対象としております。 デリバティブ取引の実行に当り、ヘッジ対象のキャッシュ・フロー変動の累計又は相場変動とヘッジ手段のキャッシュ・フロー変動の累計又は相場変動を半期ごとに比較し、両者の変動額を基礎にして、ヘッジ有効性を評価しております。 なお、連結会社間取引をヘッジ対象としている金利スワップ取引については、ヘッジ会計を適用しておりません。
(3) 取引に係るリスクの内容 当社グループが利用しているデリバティブ取引は、市場金利変動、為替変動、原料価格変動のリスクを有しております。なお、デリバティブ取引の契約先は、いずれも信用度の高い銀行等であるため相手方の契約不履行によるいわゆる信用リスクは、ほとんどないと判断しております。	(3) 取引に係るリスクの内容 同左
(4) 取引にかかるリスク管理体制 金利関連、通貨関連、及び商品関連のデリバティブ取引の実行及び管理は、当社経営戦略会議もしくは連結子会社の取締役会にて承認された「経理規定」等に従っております。	(4) 取引にかかるリスク管理体制 同左
(5) 「取引の時価等に関する事項」に係る補足説明等 該当事項はありません。	(5) 「取引の時価等に関する事項」に係る補足説明等 「契約額等」については、この金額自体が必ずしもデリバティブ取引によるリスクの大きさを示すものではありません。

2　取引の時価等に関する事項

前連結会計年度(平成15年12月31日現在)

当社グループ(当社及び連結子会社)が利用しているデリバティブ取引は、全てヘッジ会計が適用されているため、記載対象から除いております。

当連結会計年度(平成16年12月31日現在)

(金利関連)

区分	取引の種類	契約額等 (百万円)	うち1年超 (百万円)	時価 (百万円)	評価損益 (百万円)
市場取引以外の取引	金利スワップ取引 受取固定・支払変動	3,126	3,126	△17	△17
計		3,126	3,126	△17	△17

(注)※1．時価については、取引先金融機関から提示された価格等に基づき算定しております。

※2．上記以外の当社グループ(当社及び連結子会社)が利用しているデリバティブ取引は、ヘッジ会計が適用されているため、記載対象から除いております。

（退職給付関係）

1　採用している退職給付制度の概要

当社及び国内連結子会社は、確定給付型の制度として、退職一時金制度、確定給付企業年金制度、厚生年金基金制度及び適格退職年金制度を設けております。また、従業員の退職等に際して割増退職金を支払う場合があります。

当社が設立したキリンビール厚生年金基金及び連結子会社であるキリンビバレッジ㈱が設立したキリンビバレッジ厚生年金基金は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年11月1日付で厚生労働大臣から過去分返上の認可を受け、確定給付企業年金制度へ移行しております。

なお、一部の連結子会社では確定給付型の制度の他、確定拠出型の制度を設けており、また、当社において退職給付信託を設定しております。

2　退職給付債務に関する事項

	前連結会計年度 (平成15年12月31日)	当連結会計年度 (平成16年12月31日)
イ　退職給付債務(百万円)	△337,991	△289,956
ロ　年金資産(百万円)	185,273	196,348
ハ　未積立退職給付債務(イ＋ロ)(百万円)	△152,717	△93,607
ニ　未認識年金資産(債務の減額)(百万円)	－	△1,662
ホ　未認識数理計算上の差異(百万円)	72,723	43,923
ヘ　未認識過去勤務債務(債務の減額)(百万円)	△4,774	△1,721
ト　連結貸借対照表計上額純額(ハ＋ニ＋ホ＋ヘ)(百万円)	△84,768	△53,068
チ　前払年金費用(百万円)	2	20,159
リ　退職給付引当金(ト－チ)(百万円)	△84,771	△73,227

前連結会計年度 (平成15年12月31日)	当連結会計年度 (平成16年12月31日)
(注)1　厚生年金基金の代行部分を含めて記載しております。 2　一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。	(注)1　同左 2　同左

3　退職給付費用に関する事項

	前連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)	当連結会計年度 (自　平成16年1月1日 至　平成16年12月31日)
イ　勤務費用(百万円)　　(注)1、2	9,913	8,322
ロ　利息費用(百万円)	8,433	8,260
ハ　期待運用収益(百万円)	△5,512	△4,602
ニ　数理計算上の差異の費用処理額(百万円)	5,981	5,209
ホ　過去勤務債務の費用処理額(百万円)	△136	△199
ヘ　退職給付費用(イ＋ロ＋ハ＋ニ＋ホ)(百万円)	18,679	16,990
ト　厚生年金基金の代行部分返上に伴う損益(百万円)	△2,883	△26,162
計	15,796	△9,172

前連結会計年度 (平成15年12月31日)	当連結会計年度 (平成16年12月31日)
(注)1　厚生年金基金に対する従業員拠出額を控除しております。 2　簡便法を採用している連結子会社の退職給付費用を含んでおります。 3　上記の退職給付費用以外に特別退職金7,624百万円を特別損失「事業構造改善費用」に含めて計上しております。	(注)1　厚生年金基金等に対する従業員拠出額を控除しております。 2　同左 3　上記の退職給付費用以外に特別退職金912百万円を特別損失「事業構造改善費用」として計上しております。

4　退職給付債務等の計算の基礎に関する事項

	前連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)	当連結会計年度 (自　平成16年1月1日 至　平成16年12月31日)
イ　退職給付見込額の期間配分方法	期間定額基準	同左
ロ　割引率	2.5%	主として2.5%
ハ　期待運用収益率	主として3.5%	主として2.5%
ニ　過去勤務債務の額の処理年数	15年	主として15年
ホ　数理計算上の差異の処理年数	15年	主として15年

(税効果会計関係)

前連結会計年度 (平成15年12月31日)	当連結会計年度 (平成16年12月31日)
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 　退職給付引当金損金算入限度超過額　28,750百万円 　繰延資産償却費損金算入限度超過額　10,204 　減価償却費損金算入限度超過額　8,052 　固定資産未実現損益　4,041 　その他　39,449 繰延税金資産小計　90,498 評価性引当額　△282 繰延税金資産合計　90,215 繰延税金負債 　その他有価証券評価差額金　△20,414百万円 　固定資産圧縮積立金　△10,015 　在外会社減価償却費加速償却　△4,226 　その他　△4,374 繰延税金負債合計　△39,030 繰延税金資産の純額　51,184百万円 再評価に係る繰延税金資産 　再評価に係る繰延税金資産　1,929百万円	1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 　退職給付引当金損金算入限度超過額　26,492百万円 　繰延資産償却費損金算入限度超過額　8,805 　減価償却費損金算入限度超過額　7,410 　固定資産減損損失　5,054 　固定資産未実現損益　4,014 　その他　42,164 繰延税金資産小計　93,941 評価性引当額　△7,623 繰延税金資産合計　86,318 繰延税金負債 　その他有価証券評価差額金　△35,850百万円 　固定資産圧縮積立金　△9,327 　前払年金費用　△8,204 　在外会社減価償却費加速償却　△3,727 　その他　△4,972 繰延税金負債合計　△62,082 繰延税金資産の純額　24,235百万円 再評価に係る繰延税金資産 　再評価に係る繰延税金資産　5,126百万円 　評価性引当額　△5,126 再評価に係る繰延税金資産合計　－ 再評価に係る繰延税金負債 　再評価に係る繰延税金負債　△3,197百万円 再評価に係る繰延税金資産(負債)の純額　△3,197百万円
(注)繰延税金資産の純額は、連結貸借対照表の以下の項目に含まれております。 　流動資産－繰延税金資産　19,474百万円 　固定資産－繰延税金資産　39,487 　流動負債－その他　△55 　固定負債－その他　△7,720	(注)繰延税金資産の純額は、連結貸借対照表の以下の項目に含まれております。 　流動資産－繰延税金資産　19,919百万円 　固定資産－繰延税金資産　17,970 　流動負債－その他　△16 　固定負債－その他　△13,638
2　法定実効税率と税効果会計適用後の法人税等の負担率との重要な差異の原因となった主要な項目別の内訳 法定実効税率　42.1% (調整) 　交際費等永久に損金に算入されない項目　3.4 　受取配当金等永久に益金に算入されない項目　△0.9 　住民税均等割等　0.4 　連結調整勘定償却額　3.1 　その他　2.0 税効果会計適用後の法人税等の負担率　50.1	2　法定実効税率と税効果会計適用後の法人税等の負担率との重要な差異の原因となった主要な項目別の内訳 法定実効税率　42.1% (調整) 　交際費等永久に損金に算入されない項目　2.7 　受取配当金等永久に益金に算入されない項目　△2.5 　住民税均等割等　0.3 　連結調整勘定償却額　1.3 　評価性引当額　6.5 　その他　△2.0 税効果会計適用後の法人税等の負担率　48.4

前連結会計年度 (平成15年12月31日)	当連結会計年度 (平成16年12月31日)
3　地方税法等の一部を改正する法律(平成15年法律第9号)が平成15年3月31日に公布されたことに伴い、当連結会計年度の繰延税金資産及び繰延税金負債(ただし、平成17年1月1日以降解消が見込まれるものに限る。)の計算には、改正後の法定実効税率を使用しております。その結果、従来の法定実効税率によった場合と比較して、繰延税金資産(繰延税金負債を控除した金額)が1,197百万円減少し、法人税等調整額が1,897百万円、その他有価証券評価差額金が698百万円、少数株主持分が1百万円それぞれ増加しております。また、再評価に係る繰延税金資産が66百万円、土地再評価差額金が39百万円、少数株主持分が26百万円それぞれ減少しております。	――――――

（セグメント情報）

【事業の種類別セグメント情報】

	前連結会計年度（自 平成15年1月1日 至 平成15年12月31日）						
	酒類（百万円）	飲料（百万円）	医薬（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	1,045,422	359,622	57,540	134,924	1,597,509	—	1,597,509
(2) セグメント間の内部売上高又は振替高	2,375	653	—	91,915	94,943	(94,943)	—
計	1,047,797	360,275	57,540	226,839	1,692,453	(94,943)	1,597,509
営業費用	979,728	341,818	45,837	220,517	1,587,901	(91,946)	1,495,954
営業利益	68,069	18,457	11,702	6,322	104,551	(2,996)	101,555
Ⅱ 資産、減価償却費及び資本的支出							
資産	896,449	248,428	79,329	237,548	1,461,756	326,111	1,787,867
減価償却費	43,503	15,399	2,585	12,567	74,056	1,272	75,328
資本的支出	23,443	15,259	5,181	22,846	66,730	4,777	71,508

	当連結会計年度（自 平成16年1月1日 至 平成16年12月31日）						
	酒類（百万円）	飲料（百万円）	医薬（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	1,053,291	372,392	62,702	166,500	1,654,886	—	1,654,886
(2) セグメント間の内部売上高又は振替高	2,421	139	—	102,667	105,229	(105,229)	—
計	1,055,713	372,532	62,702	269,168	1,760,115	(105,229)	1,654,886
営業費用	985,992	349,780	50,559	261,301	1,647,634	(102,140)	1,545,494
営業利益	69,721	22,751	12,142	7,866	112,481	(3,089)	109,392
Ⅱ 資産、減価償却費、減損損失及び資本的支出							
資産	868,739	243,781	79,631	277,360	1,469,512	354,277	1,823,790
減価償却費	41,606	13,999	3,199	14,304	73,109	949	74,059
減損損失	—	228	—	12,190	12,419	—	12,419
資本的支出	25,884	17,587	4,823	14,639	62,934	8,004	70,938

(注) 1 事業区分は、製品の種類、性質により区分しております。

2 各事業区分の主要製品

事業区分	主要製品
酒類	ビール、発泡酒、洋酒他
飲料	清涼飲料、その他の飲料
医薬	医薬品
その他	エンジニアリング、物流、花卉他

3 営業費用のうち、消去又は全社の項目に含めた配賦不能営業費用の主なものは親会社の新規事業開発費及び基礎技術の研究開発費であり、その金額は次のとおりであります。

前連結会計年度　4,040百万円
当連結会計年度　4,050百万円

4 資産のうち、消去又は全社の項目に含めた全社資産の主なものは、親会社での余資運用資金(現金及び預金、有価証券)、長期投資資金(投資有価証券、保険積立資産)及び管理部門に係る資産等であり、その金額は次のとおりであります。

前連結会計年度　371,807百万円
当連結会計年度　445,102百万円

【所在地別セグメント情報】

	前連結会計年度（自　平成15年1月1日　至　平成15年12月31日）					
	日本（百万円）	アジア・オセアニア（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ　売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	1,397,805	140,363	59,340	1,597,509	―	1,597,509
(2) セグメント間の内部売上高又は振替高	1,977	1,105	1,662	4,744	(4,744)	―
計	1,399,782	141,468	61,003	1,602,254	(4,744)	1,597,509
営業費用	1,319,280	121,066	56,513	1,496,861	(906)	1,495,954
営業利益	80,501	20,402	4,489	105,393	(3,838)	101,555
Ⅱ　資産	1,048,468	307,973	70,106	1,426,548	361,319	1,787,867

	当連結会計年度（自　平成16年1月1日　至　平成16年12月31日）					
	日本（百万円）	アジア・オセアニア（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ　売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	1,442,288	156,814	55,783	1,654,886	―	1,654,886
(2) セグメント間の内部売上高又は振替高	2,052	1,222	1,647	4,922	(4,922)	―
計	1,444,340	158,037	57,431	1,659,809	(4,922)	1,654,886
営業費用	1,358,675	134,261	53,555	1,546,491	(997)	1,545,494
営業利益	85,665	23,775	3,876	113,317	(3,925)	109,392
Ⅱ　資産	1,016,145	302,101	71,301	1,389,548	434,241	1,823,790

(注) 1　国又は地域は、地理的近接度を考慮して区分しております。

2　日本以外の区分に属する主な国又は地域

地域区分	主要な国又は地域
アジア・オセアニア	東アジア、東南アジア、オセアニア諸国
その他	アメリカ合衆国、ヨーロッパ諸国

3　消去又は全社の項目に含めた金額及び主な内容は、「1　事業の種類別セグメント情報」の「注３」及び「注４」と同一であります。

【海外売上高】

	前連結会計年度（自 平成15年1月1日 至 平成15年12月31日）		
	アジア・オセアニア	その他	計
Ⅰ 海外売上高(百万円)	143,696	61,187	204,884
Ⅱ 連結売上高(百万円)	―	―	1,597,509
Ⅲ 連結売上高に占める海外売上高の割合(%)	9.0	3.8	12.8

	当連結会計年度（自 平成16年1月1日 至 平成16年12月31日）		
	アジア・オセアニア	その他	計
Ⅰ 海外売上高(百万円)	160,999	57,687	218,687
Ⅱ 連結売上高(百万円)	―	―	1,654,886
Ⅲ 連結売上高に占める海外売上高の割合(%)	9.7	3.5	13.2

(注) 1 国又は地域は、地理的近接度を考慮して区分しております。

2 各区分に属する主な国又は地域

地域区分	主要な国又は地域
アジア・オセアニア	東アジア、東南アジア、オセアニア諸国
その他	アメリカ合衆国、ヨーロッパ諸国

3 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

【関連当事者との取引】

前連結会計年度(自平成15年1月1日 至平成15年12月31日)

重要性のある取引がないため、記載を省略しております。

当連結会計年度(自平成16年1月1日 至平成16年12月31日)

重要性のある取引がないため、記載を省略しております。

（１株当たり情報）

前連結会計年度 （自　平成15年１月１日 至　平成15年12月31日）	当連結会計年度 （自　平成16年１月１日 至　平成16年12月31日）
１株当たり純資産額　831円84銭 １株当たり当期純利益金額　33円27銭 潜在株式調整後１株当たり当期純利益金額については、調整計算の結果、１株当たり当期純利益金額が減少しないため記載しておりません。 当連結会計年度から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。 なお、同会計基準及び適用指針を前連結会計年度に適用して算定した場合の１株当たり情報については、以下のとおりとなります。 １株当たり純資産額　795円43銭 １株当たり当期純利益金額　32円99銭 潜在株式調整後 １株当たり当期純利益金額　―	１株当たり純資産額　888円65銭 １株当たり当期純利益金額　50円58銭 潜在株式調整後１株当たり当期純利益金額については、潜在株式が存在しないため記載しておりません。

（注）　１株当たり当期純利益金額の算定上の基礎は、以下のとおりです。

	前連結会計年度 （自　平成15年１月１日 至　平成15年12月31日）	当連結会計年度 （自　平成16年１月１日 至　平成16年12月31日）
当期純利益（百万円）	32,395	49,099
普通株主に帰属しない金額（百万円） （うち利益処分による役員賞与（百万円））	251 (251)	242 (242)
普通株式に係る当期純利益（百万円）	32,144	48,856
普通株式の期中平均株式数（千株）	966,305	965,997
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益金額の算定に含めなかった潜在株式の概要	―	―

（重要な後発事象）

前連結会計年度 （自　平成15年１月１日 至　平成15年12月31日）	当連結会計年度 （自　平成16年１月１日 至　平成16年12月31日）
――――――	当社は、平成17年３月７日開催の取締役会において、経営環境の変化に対応して、財務政策等の経営諸施策を機動的に遂行するため、商法第211条ノ３第１項第２号及び当社定款の規定に基づく自己株式取得を決議し、平成17年３月８日に自己株式の公開買付けを行いました。この公開買付けにより取得した自己株式は9,000,000株（取得価額の総額9,945百万円）であります。

⑤ 【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高（百万円）	当期末残高（百万円）	利率（%）	担保	償還期限
麒麟麦酒株式会社	麒麟麦酒株式会社第５回無担保社債	平成13年10月23日	69,900	69,900	0.55	なし	平成18年10月20日
麒麟麦酒株式会社	麒麟麦酒株式会社第６回無担保社債	平成14年３月19日	40,000	40,000	1.20	なし	平成21年３月19日
LION NATHAN LTD.（注１）（注２）	在外子会社私募債（米ドル建）	平成12年２月28日	22,647（200,000千米ドル）	23,943（200,000千米ドル）	8.65	なし	平成20年２月28日～平成24年２月28日
LION NATHAN LTD.（注２）	在外子会社私募債（米ドル建）	平成15年８月28日	23,345（200,000千米ドル）	24,682（200,000千米ドル）	4.53	なし	平成27年８月28日
LION NATHAN LTD.（注２）	在外子会社私募債（米ドル建）	平成15年８月28日	11,536（100,000千米ドル）	13,039（100,000千米ドル）	3.76	なし	平成22年８月28日
合計	―	―	167,428	171,564	―	―	―

（注）１　在外子会社であるLION NATHAN LTD.の発行しているものを集約しております。

２　外国において発行したものであるため外貨建の金額を付記しております。

３　連結決算日後５年内における１年ごとの償還予定額は次のとおりであります。

１年以内（百万円）	１年超２年以内（百万円）	２年超３年以内（百万円）	３年超４年以内（百万円）	４年超５年以内（百万円）
―	69,900	―	4,788	44,788

【借入金等明細表】

区分	前期末残高（百万円）	当期末残高（百万円）	平均利率（%）	返済期限（平成年月日）
短期借入金	12,245	9,381	0.71	—
１年以内に返済予定の長期借入金	4,650	15,501	2.56	—
長期借入金（１年以内に返済予定のものを除く。）（注２）	93,617	67,119	5.31	17.10.5～28.7.1
その他の有利子負債				
流動負債（その他）（注１）	23	21	0.66	—
固定負債（その他）（注１）（注２）	436	164	6.15	17.12.31～33.12.31
受入保証金（注３）	65,564	61,842	1.00	—
合計	176,536	154,030	—	—

（注）１　連結子会社におけるファイナンス・リース債務であります。

２　連結子会社の決算日（9月30日）が連結決算日と異なるため、返済期限が連結決算日より１年以内であるものが含まれております。

３　現金担保として差入を受けたものであり、返済期限は設定されておりません。

４　平均利率は期中平均残高により算定しております。

５　長期借入金及びその他の有利子負債（１年以内に返済予定のものを除く。）の連結決算日後５年内における返済予定額は以下のとおりであります。

	１年超２年以内（百万円）	２年超３年以内（百万円）	３年超４年以内（百万円）	４年超５年以内（百万円）
長期借入金	6,491	38,914	11,043	10,162
その他の有利子負債	23	21	22	12

６　上記の他、金融商品に係る会計基準に則り時価評価した預り建設協力金（連結貸借対照表計上額11,784百万円）があります。

(2)【その他】

該当事項はありません。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

区分	注記番号	前事業年度（平成15年12月31日）金額(百万円)		構成比(%)	当事業年度（平成16年12月31日）金額(百万円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金			79,798			158,611	
2 受取手形			832			931	
3 売掛金			184,046			187,002	
4 有価証券	※1		52			—	
5 商品			4,418			4,584	
6 製品			7,691			6,665	
7 半製品			8,167			6,992	
8 原材料			12,402			9,099	
9 容器			2,753			2,351	
10 貯蔵品			443			214	
11 前渡金			324			284	
12 未収入金			17,922			15,020	
13 繰延税金資産			11,983			12,970	
14 その他			5,918			15,795	
貸倒引当金			△4,174			△3,539	
流動資産合計			332,581	25.0		416,985	29.4
Ⅱ 固定資産							
1 有形固定資産							
(1)建物	※1,2	270,991			284,500		
減価償却累計額		△157,581	113,410		△162,890	121,610	
(2)構築物	※2	61,229			62,874		
減価償却累計額		△44,087	17,142		△45,061	17,812	
(3)機械及び装置	※2	426,085			428,664		
減価償却累計額		△308,763	117,322		△320,952	107,712	
(4)運搬具		2,538			2,561		
減価償却累計額		△2,223	314		△2,250	310	
(5)工具、器具及び備品		44,286			44,122		
減価償却累計額		△34,507	9,778		△34,489	9,633	
(6)土地	※1		111,114			99,618	
(7)建設仮勘定			23,664			17,160	
有形固定資産合計			392,746	29.5		373,857	26.4

区分	注記番号	前事業年度（平成15年12月31日） 金額（百万円）		構成比（%）	当事業年度（平成16年12月31日） 金額（百万円）		構成比（%）
2　無形固定資産							
(1)借地権			661			467	
(2)商標権			360			267	
(3)施設利用権			4,799			4,248	
無形固定資産合計			5,820	0.4		4,983	0.3
3　投資その他の資産							
(1)投資有価証券			229,483			251,236	
(2)関係会社株式			263,669			262,163	
(3)出資金			275			241	
(4)関係会社出資金			8,184			11,907	
(5)長期貸付金			2,116			612	
(6)従業員長期貸付金			3			4	
(7)関係会社長期貸付金			13,033			18,166	
(8)破産更生債権等			3,475			4,040	
(9)保険積立資産			36,126			36,447	
(10)差入保証金			13,849			12,015	
(11)信託土地建物			3,535			3,361	
(12)前払年金費用			―			20,143	
(13)繰延税金資産			25,345			―	
(14)その他			3,912			6,186	
貸倒引当金			△3,715			△4,575	
投資その他の資産合計			599,295	45.1		621,952	43.9
固定資産合計			997,863	75.0		1,000,793	70.6
資産合計			1,330,444	100.0		1,417,778	100.0

		前事業年度 (平成15年12月31日)			当事業年度 (平成16年12月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(負債の部)							
I 流動負債							
1 支払手形			6,227			780	
2 買掛金			29,991			28,973	
3 短期借入金			14,500			9,800	
4 関係会社短期借入金			—			64,583	
5 未払酒税			113,252			112,058	
6 未払金			16,461			18,064	
7 未払消費税等			10,024			9,212	
8 未払法人税等			14,093			6,541	
9 未払費用			37,418			37,292	
10 預り金			55,746			48,858	
11 貸付容器保証金			1,350			1,309	
12 その他			4,986			5,375	
流動負債合計			304,053	22.8		342,851	24.1
II 固定負債							
1 社債			110,000			110,000	
2 長期借入金			27,000			20,000	
3 関係会社長期借入金			—			6,055	
4 繰延税金負債			—			6,350	
5 退職給付引当金			73,511			62,199	
6 役員退職慰労引当金			1,056			580	
7 土地買戻損失引当金			4,969			5,157	
8 受入保証金	※1		62,388			63,270	
9 その他			21,433			24,957	
固定負債合計			300,359	22.6		298,570	21.1
負債合計			604,413	45.4		641,422	45.2
(資本の部)							
I 資本金	※3		102,045	7.7		102,045	7.2
II 資本剰余金							
1 資本準備金			70,868			70,868	
2 その他資本剰余金							
自己株式処分差益			—			116	
資本剰余金合計			70,868	5.3		70,984	5.0
III 利益剰余金							
1 利益準備金			25,511			25,511	
2 任意積立金							
(1) 特別償却準備金		196			403		
(2) 固定資産圧縮積立金		13,927			13,927		
(3) 配当引当積立金		6,450			6,450		
(4) 別途積立金		421,367	441,942		444,367	465,149	
3 当期未処分利益			70,119			75,188	
利益剰余金合計			537,573	40.4		565,849	39.9
IV その他有価証券評価差額金			29,528	2.2		51,932	3.7
V 自己株式	※4		△13,985	△1.0		△14,455	△1.0
資本合計			726,030	54.6		776,356	54.8
負債及び資本合計			1,330,444	100.0		1,417,778	100.0

② 【損益計算書】

区分	注記番号	前事業年度 (自 平成15年1月1日 至 平成15年12月31日) 金額(百万円)		百分比(%)	当事業年度 (自 平成16年1月1日 至 平成16年12月31日) 金額(百万円)		百分比(%)
Ⅰ 売上高			961,830	100.0		956,969	100.0
Ⅱ 売上原価							
1 商品製品期首たな卸高		10,648			12,109		
2 当期製品製造原価		208,922			203,390		
3 当期商品製品仕入高		50,869			44,833		
4 酒税		417,700			417,787		
合計		688,140			678,121		
5 他勘定振替高	※1	4,623			4,691		
6 商品製品期末たな卸高		12,109	671,407	69.8	11,250	662,179	69.2
売上総利益			290,423	30.2		294,789	30.8
Ⅲ 販売費及び一般管理費	※2,3		234,511	24.4		241,844	25.3
営業利益			55,911	5.8		52,945	5.5
Ⅳ 営業外収益							
1 受取利息		600			677		
2 有価証券利息		8			3		
3 受取配当金		12,969			13,807		
4 不動産賃貸料		2,859			3,341		
5 ギフト券損益	※4	2,315			—		
6 その他		2,118	20,872	2.2	1,901	19,731	2.1
Ⅴ 営業外費用							
1 支払利息		1,181			1,315		
2 社債利息		863			866		
3 製品廃棄損		1,019			868		
4 為替差損		532			—		
5 貸倒引当金繰入額		—			522		
6 土地買戻損失引当金繰入額		—			187		
7 その他		1,251	4,849	0.5	2,118	5,879	0.6
経常利益			71,935	7.5		66,797	7.0
Ⅵ 特別利益							
1 固定資産売却益	※5	405			1,264		
2 貸倒引当金戻入益		405			241		
3 投資有価証券売却益		18			296		
4 厚生年金基金代行部分返上益		—	829	0.1	26,162	27,965	2.9

		前事業年度 (自　平成15年1月1日 至　平成15年12月31日)			当事業年度 (自　平成16年1月1日 至　平成16年12月31日)		
区分	注記番号	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
Ⅶ　特別損失							
1　固定資産廃棄損	※6	3,117			4,443		
2　固定資産売却損	※7	1,509			16		
3　減損損失	※10	—			10,338		
4　投資有価証券評価損		798			1,144		
5　投資有価証券売却損		316			17		
6　関係会社株式評価損		6,967			1,553		
7　関係会社債権貸倒引当金繰入額		—			830		
8　土地買戻損失引当金繰入額		4,969			—		
9　土地評価損	※8	650	18,328	1.9	—	18,345	1.9
税引前当期純利益			54,436	5.7		76,417	8.0
法人税、住民税及び事業税		21,500			20,600		
法人税等調整額		△1,951	19,548	2.0	15,332	35,932	3.8
当期純利益			34,888	3.6		40,485	4.2
前期繰越利益			41,030			40,983	
中間配当額			5,799			6,280	
当期未処分利益			70,119			75,188	

製造原価明細書

		前事業年度 (自　平成15年1月1日 至　平成15年12月31日)		当事業年度 (自　平成16年1月1日 至　平成16年12月31日)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
Ⅰ　原材料費		127,761	60.7	125,557	61.4
Ⅱ　労務費		19,693	9.4	18,226	8.9
Ⅲ　経費	※1	63,027	29.9	60,623	29.7
当期総製造費用		210,482	100.0	204,407	100.0
期首半製品たな卸高		9,089		8,167	
計		219,571		212,574	
他勘定振替高	※2	2,481		2,192	
期末半製品たな卸高		8,167		6,992	
当期製品製造原価		208,922		203,390	

(注) ※1　主なものは、次のとおりであります。

項目	前事業年度	当事業年度
減価償却費(百万円)	26,895	24,575

※2　主として自製原材料循環分であります。

(原価計算の方法)

主要製品であるビール・発泡酒・清涼発泡飲料の原価計算は、ビール・発泡酒・清涼発泡飲料液1ℓ当りの原価を算出する醸造工程と、ビール・発泡酒・清涼発泡飲料液を容器に充填・箱詰を行う仕上工程、並びに樽詰工程に分割する工程別総合原価計算を採用しております。

同じく主要製品である医薬品の原価計算は、組別工程別総合原価計算を採用しております。

その他酒類の原価計算は、単純総合原価計算を採用しております。

③ 【利益処分計算書】

		前事業年度 (平成16年3月30日現在)		当事業年度 (平成17年3月30日現在)	
区分	注記番号	金額(百万円)		金額(百万円)	
Ⅰ 当期未処分利益			70,119		75,188
Ⅱ 任意積立金取崩額					
1 特別償却準備金取崩額		53		113	
2 固定資産圧縮積立金取崩額		308	361	898	1,011
合計			70,480		76,200
Ⅲ 利益処分額					
1 配当金		5,797		6,761	
2 役員賞与金 (うち監査役分)		130 (11)		128 (11)	
3 任意積立金					
特別償却準備金		260		402	
固定資産圧縮積立金		307		―	
別途積立金		23,000	29,497	26,000	33,293
Ⅳ 次期繰越利益			40,983		42,907

(注) 1 利益処分計算書の日付は株主総会にて承認された日であります。

2 特別償却準備金の取崩と積立及び固定資産圧縮積立金の取崩は、租税特別措置法の規定に基づくものであります。

重要な会計方針

	前事業年度 (自　平成15年1月1日 至　平成15年12月31日)	当事業年度 (自　平成16年1月1日 至　平成16年12月31日)
1　有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 …移動平均法による原価法 (2) その他有価証券 時価のあるもの …期末日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定しております。) 時価のないもの …移動平均法による原価法	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 時価のあるもの 同左 時価のないもの 同左
2　デリバティブの評価基準及び評価方法	時価法	同左
3　たな卸資産の評価基準及び評価方法	(1) 商品・製品・半製品 …総平均法による原価法 (2) 原材料・容器・貯蔵品 …移動平均法による原価法	(1) 商品・製品・半製品 同左 (2) 原材料・容器・貯蔵品 同左
4　固定資産の減価償却の方法	(1) 有形固定資産 …定率法(平成10年4月1日以降取得の建物(建物付属設備を除く)については、定額法によっております。) (2) 無形固定資産 …定額法 耐用年数については、法人税法に規定する方法と同一の基準によっております。	(1) 有形固定資産 同左 (2) 無形固定資産 同左 同左
5　引当金の計上基準	(1) 貸倒引当金 債権の貸倒による損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 (2) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 過去勤務債務は、その発生時における従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により費用処理しております。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により按分した額を、それぞれ発生の翌事業年度から費用処理しております。	(1) 貸倒引当金 同左 (2) 退職給付引当金 同左

	前事業年度 （自　平成15年１月１日 至　平成15年12月31日）	当事業年度 （自　平成16年１月１日 至　平成16年12月31日）
	（追加情報） 当社が設立したキリンビール厚生年金基金は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年８月13日付で厚生労働大臣から将来分支給義務免除の認可を受けました。 当事業年度末日現在において測定された返還相当額(最低責任準備金)は52,771百万円であり、当該返還相当額(最低責任準備金)の支払が当事業年度末日に行われたと仮定して「退職給付会計に関する実務指針(中間報告)」(日本公認会計士協会会計制度委員会報告第13号)第44－２項を適用した場合に生じる利益の見込額は17,498百万円であります。 (3) 役員退職慰労引当金 役員の退職慰労金支給に備えるため、当社所定の基準による期末要支給見込額の100％を計上しております。 (4) 土地買戻損失引当金 平成10年９月に財団法人民間都市開発推進機構に売却した土地について、土地価格の下落の状況に鑑み、売戻し権が行使される可能性が高いため、買戻しによる損失発生見込額を計上しております。	（追加情報） 当社が設立したキリンビール厚生年金基金は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年11月１日付で厚生労働大臣から過去分返上の認可を受けました。 当社はこれに伴い、代行部分に係る退職給付債務を国への返還相当額（最低責任準備金）まで修正し、その差額を損益に計上するとともに、代行部分に対応する未認識過去勤務債務及び未認識数理計算上の差異を損益処理しております。 この結果、厚生年金基金代行部分返上益26,162百万円を特別利益に計上しております。 (3) 役員退職慰労引当金 同左 (4) 土地買戻損失引当金 同左
6　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同左
7　ヘッジ会計の方法	(1) ヘッジ会計の方法 原則として繰延ヘッジ処理によっております。なお、為替予約等については、要件を満たしている場合には振当処理に、金利スワップについては、要件を満たしている場合には特例処理によっております。 (2) ヘッジ手段とヘッジ対象 ①ヘッジ手段 為替予約等 ヘッジ対象 外貨建債権債務、外貨建予定取引 ②ヘッジ手段 金利スワップ等 ヘッジ対象 貸付金、借入金	(1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左

	前事業年度 （自　平成15年１月１日 至　平成15年12月31日）	当事業年度 （自　平成16年１月１日 至　平成16年12月31日）
	(3) ヘッジ方針 主として外貨建債権債務及び外貨建予定取引に係る為替相場の変動リスクの軽減、貸付金及び借入金に係る金利変動リスクの軽減を目的としてデリバティブ取引を行っております。 (4) ヘッジ有効性評価の方法 ヘッジ対象のキャッシュ・フロー変動の累計又は相場変動とヘッジ手段のキャッシュ・フロー変動の累計又は相場変動を半期ごとに比較し、両者の変動額を基礎にして、ヘッジ有効性を評価しております。	(3) ヘッジ方針 同左 (4) ヘッジ有効性評価の方法 同左
8　その他財務諸表作成のための基本となる重要な事項	(1) 消費税等の会計処理 消費税等の会計処理は、税抜方式によっております。	(1) 消費税等の会計処理 同左

会計処理の変更

前事業年度 (自　平成15年１月１日 至　平成15年12月31日)	当事業年度 (自　平成16年１月１日 至　平成16年12月31日)
(自己株式及び法定準備金の取崩等に関する会計基準) 「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第１号)が資本の部の区分及び開示を含め全面的に適用されることになったことに伴い、当事業年度から全面的に同会計基準によっております。この変更による損益への影響はありません。 なお、財務諸表等規則の改正により、当事業年度における貸借対照表の資本の部については改正後の財務諸表等規則により作成しております。	――――――
(１株当たり当期純利益に関する会計基準) 「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)が適用されることになったことに伴い、当事業年度から同会計基準及び適用指針によっております。この変更による影響については、「１株当たり情報に関する注記」に記載しております。	――――――
――――――	(固定資産の減損に係る会計基準) 「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号　平成15年10月31日）が平成16年３月31日以後に終了する事業年度に係る財務諸表から適用できることになったことに伴い、当事業年度より同会計基準及び同適用指針を適用しております。これにより税引前当期純利益は10,338百万円減少しております。 なお、減損損失累計額につきましては、改正後の財務諸表等規則に基づき、各資産の金額から直接控除しております。

表示方法の変更

前事業年度 (自　平成15年1月1日 至　平成15年12月31日)	当事業年度 (自　平成16年1月1日 至　平成16年12月31日)
――――――	(貸借対照表) 関係会社短期借入金は、重要性が増したため、当事業年度においては「関係会社短期借入金」として区分掲記しております。なお、前事業年度は流動負債の「短期借入金」に10,000百万円含まれております。
(損益計算書) 1　ギフト券損益は、営業外収益の総額の100分の10を超えたため、区分掲記しております。なお、前事業年度は、営業外収益の「その他」に453百万円含まれております。 2　為替差損は、営業外費用の総額の100分の10を超えたため、区分掲記しております。なお、前事業年度は営業外費用の「その他」に212百万円含まれております。	(損益計算書) 1　前事業年度において区分掲記していました「ギフト券損益」(当事業年度11百万円)は、営業外費用の総額の100分の10以下となりましたので、当事業年度においては営業外費用の「その他」に含めて表示しております。 2　前事業年度において区分掲記していました「為替差損」(当事業年度338百万円)は、営業外費用の総額の100分の10以下となりましたので、当事業年度においては営業外費用の「その他」に含めて表示しております。

注記事項

(貸借対照表関係)

前事業年度 (平成15年12月31日)	当事業年度 (平成16年12月31日)
※1　担保資産及び担保付債務 担保資産 有価証券　11百万円 担保付債務 郵便料金(極度額)　11百万円 担保資産 建物　954百万円 土地　439 担保付債務 受入保証金　2,296百万円	※1　担保資産及び担保付債務 担保資産 建物　884百万円 土地　439 担保付債務 受入保証金　2,296百万円
※2　国庫補助金等による固定資産圧縮記帳額 建物　0百万円 構築物　1 機械及び装置　250 合計　252	※2　国庫補助金等による固定資産圧縮記帳額 建物　0百万円 構築物　35 機械及び装置　250 合計　286
※3　授権株式数　普通株式　1,732,026,000株 発行済株式総数　普通株式　984,508,387株	※3　授権株式数　普通株式　1,732,026,000株 発行済株式総数　普通株式　984,508,387株
※4　自己株式数　普通株式　18,210,408株	※4　自己株式数　普通株式　18,576,981株
5　買掛金、短期借入金、未払金、未払費用等の各科目には関係会社に対するものが合計28,168百万円含まれております。	5　売掛金、未収入金、流動資産「その他」等の各科目には関係会社に対するものが合計18,436百万円、買掛金、未払金、未払費用等の各科目には合計21,460百万円それぞれ含まれております。
6　保証債務 (1) 関係会社の銀行借入等に対する保証 キリンリース㈱　6,122百万円 キリンインターナショナルトレーディング㈱　2,050百万円 マリンネット㈱　1,336百万円 小岩井乳業㈱　1,150百万円 その他(12件)　3,269百万円 (うち外貨建　2,507百万円 (10,434千米ドル 6,414千ユーロ 168,930千台湾ドル)) (2) 従業員住宅資金の銀行借入に対する保証　10,553百万円 (3) 取引先の銀行借入等に対する保証(2件)　123百万円 合計　24,604百万円 上記金額には保証類似行為2,369百万円を含めております。	6　保証債務 (1) 関係会社の銀行借入等に対する保証 Kirin Agribio EC B.V.　600百万円 (4,238千ユーロ) その他(10件)　2,060百万円 (うち外貨建　1,388百万円 (8,583千米ドル 100,400千台湾ドル 1,200千ユーロ)) (2) 従業員住宅資金の銀行借入に対する保証　9,431百万円 (3) 取引先の銀行借入等に対する保証 マリンネット㈱　1,181百万円 その他(1件)　79百万円 合計　13,352百万円 上記金額には保証類似行為558百万円を含めております。
7　配当制限 商法施行規則第124条第3号に規定する資産に時価を付したことにより増加した純資産額は29,528百万円であります。	7　配当制限 商法施行規則第124条第3号に規定する資産に時価を付したことにより増加した純資産額は51,932百万円であります。

（損益計算書関係）

前事業年度 （自　平成15年１月１日 至　平成15年12月31日）	当事業年度 （自　平成16年１月１日 至　平成16年12月31日）
※１　他勘定振替高の内容 主として、商品製品の内部消費に伴う、販売費及び一般管理費他への振替であります。	※１　他勘定振替高の内容 同左
※２　販売費及び一般管理費のうち主要な費目及び金額 販売奨励金　52,881百万円 運搬費　21,567 広告費　30,027 給料・賃金及び賞与　38,127 退職給付費用　9,149 役員退職慰労引当金繰入額　172 福利厚生費　9,220 減価償却費　2,800 研究開発費　24,682 貸倒引当金繰入額　1,073 なお、販売費及び一般管理費のうち、販売費に属する費用の割合は約69％であります。	※２　販売費及び一般管理費のうち主要な費目及び金額 販売奨励金　57,438百万円 運搬費　21,095 広告費　35,188 給料・賃金及び賞与　37,054 退職給付費用　8,519 役員退職慰労引当金繰入額　142 福利厚生費　8,826 減価償却費　2,574 研究開発費　26,265 貸倒引当金繰入額　897 なお、販売費及び一般管理費のうち、販売費に属する費用の割合は約69％であります。
※３　研究開発費の総額 一般管理費に含まれる研究開発費は24,682百万円であります。	※３　研究開発費の総額 一般管理費に含まれる研究開発費は26,265百万円であります。
※４　ギフト券損益には、ギフト券の発行・回収に関連する費用及び長期未使用のギフト券にかかる預り金の取崩益が含まれております。	――――――
※５　固定資産売却益 土地　382百万円 その他　23 合計　405	※５　固定資産売却益 土地　1,225百万円 その他　39 合計　1,264
※６　固定資産廃棄損 建物　981百万円 機械及び装置　1,342 その他　793 合計　3,117	※６　固定資産廃棄損 建物　2,416百万円 機械及び装置　1,258 その他　768 合計　4,443
※７　固定資産売却損 土地　1,418百万円 その他　91 合計　1,509	※７　固定資産売却損 土地　11百万円 その他　5 合計　16
※８　土地評価損 売買契約済の物件に関する売却損見込額を計上したものであります。	――――――
９　受取配当金には関係会社に対するものが10,165百万円含まれております。 受取利息、不動産賃貸料等の各科目には関係会社に対するものが合計1,632百万円含まれております。	９　受取配当金には関係会社に対するものが10,521百万円含まれております。 受取利息、不動産賃貸料等の各科目には関係会社に対するものが合計1,518百万円、営業外費用「その他」等の各科目には合計769百万円それぞれ含まれております。

<table>
<tr><th>前事業年度
（自　平成15年１月１日
至　平成15年12月31日）</th><th>当事業年度
（自　平成16年１月１日
至　平成16年12月31日）</th></tr>
<tr><td>―――――</td><td>※10 減損損失
当事業年度において、当社は以下の資産グループについて、減損損失を計上しました。
<table><tr><th>用途</th><th>場所</th><th>種類</th></tr><tr><td>賃貸用資産</td><td>東京都渋谷区</td><td>土地・建物</td></tr><tr><td>賃貸用資産</td><td>東京都墨田区</td><td>土地・建物他</td></tr><tr><td>賃貸用資産</td><td>神奈川県横浜市</td><td>土地</td></tr><tr><td>遊休資産
（旧専用線引込用地）</td><td>栃木県塩谷郡</td><td>土地</td></tr><tr><td>遊休資産
（旧大麦圃場用地）</td><td>福岡県甘木市</td><td>土地</td></tr></table>
当社は、投資の意思決定単位である事業別（事業部、社内カンパニー）に資産のグルーピングを行いました。なお、不動産事業については物件別にグルーピングを行っております。また、遊休資産については個別の物件ごとにグルーピングを行い、本社・厚生施設等については独立したキャッシュ・フローを生み出さないことから共用資産としております。
その結果、不動産事業における一部の賃貸用資産については帳簿価額に比し著しく時価が下落していること及び賃料水準が低下していることから、また、遊休資産については帳簿価額に比し著しく時価が下落していることから帳簿価額を回収可能価額まで減額し、当該減少額を減損損失（10,338百万円、うち土地9,911百万円、建物233百万円、その他193百万円）として特別損失に計上しております。なお、資産グループごとの回収可能価額は、正味売却価額または使用価値により測定しており、正味売却価額については主として不動産鑑定士の「不動産調査報告書」による評価額を、使用価値については将来キャッシュ・フローを5.0%で割り引いて算定しております。</td></tr>
</table>

（リース取引関係）

前事業年度 （自　平成15年１月１日 至　平成15年12月31日）	当事業年度 （自　平成16年１月１日 至　平成16年12月31日）
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

前事業年度

①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械及び装置	155	75	80
運搬具	14	10	4
工具、器具及び備品	6,493	3,769	2,723
合計	6,663	3,855	2,808

②　未経過リース料期末残高相当額

１年内	1,369百万円
１年超	1,546百万円
合計	2,915百万円

③　支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	1,703百万円
減価償却費相当額	1,577百万円
支払利息相当額	136百万円

④　減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

⑤　利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額から維持管理費用控除後の金額を利息相当額とし、各期への配分方法は利息法によっております。

２　オペレーティング・リース取引

未経過リース料

１年内	148百万円
１年超	328百万円
合計	477百万円

当事業年度

①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械及び装置	152	88	64
運搬具	14	11	2
工具、器具及び備品	5,316	3,813	1,503
合計	5,483	3,913	1,569

②　未経過リース料期末残高相当額

１年内	1,027百万円
１年超	620百万円
合計	1,648百万円

③　支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	1,468百万円
減価償却費相当額	1,353百万円
支払利息相当額	86百万円

④　減価償却費相当額の算定方法

同左

⑤　利息相当額の算定方法

同左

２　オペレーティング・リース取引

未経過リース料

１年内	137百万円
１年超	175百万円
合計	313百万円

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

前事業年度(平成15年12月31日)

種類	貸借対照表計上額 (百万円)	時価 (百万円)	差額 (百万円)
子会社株式	101,766	181,889	80,122
関連会社株式	86,075	80,565	△5,509

当事業年度(平成16年12月31日)

種類	貸借対照表計上額 (百万円)	時価 (百万円)	差額 (百万円)
子会社株式	101,766	248,889	147,122
関連会社株式	86,075	93,159	7,083

(税効果会計関係)

前事業年度 (平成15年12月31日)	当事業年度 (平成16年12月31日)
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 退職給付引当金損金算入限度超過額　25,381百万円 繰延資産償却費損金算入限度超過額　8,821 減価償却費損金算入限度超過額　5,833 その他　27,436 繰延税金資産合計　67,472 繰延税金負債 その他有価証券評価差額金　△20,266百万円 固定資産圧縮積立金　△9,595 その他　△281 繰延税金負債合計　△30,144 繰延税金資産の純額　37,328百万円	1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 退職給付引当金損金算入限度超過額　22,855百万円 繰延資産償却費損金算入限度超過額　7,799 減価償却費損金算入限度超過額　5,362 その他　32,288 繰延税金資産小計　68,305 評価性引当額　△8,426 繰延税金資産合計　59,878 繰延税金負債 その他有価証券評価差額金　△35,643百万円 固定資産圧縮積立金　△8,942 前払年金費用　△8,198 その他　△474 繰延税金負債合計　△53,258 繰延税金資産の純額　6,619百万円
2　法定実効税率と税効果会計適用後の法人税等の負担率との重要な差異の原因となった主要な項目別の内訳 法定実効税率　42.1% (調整) 交際費等永久に損金に算入されない項目　2.5 受取配当金等永久に益金に算入されない項目　△3.1 試験研究費税額控除　△2.3 その他　△3.3 税効果会計適用後の法人税等の負担率　35.9	2　法定実効税率と税効果会計適用後の法人税等の負担率との重要な差異の原因となった主要な項目別の内訳 法定実効税率　42.1% (調整) 交際費等永久に損金に算入されない項目　2.4 受取配当金等永久に益金に算入されない項目　△5.2 試験研究費税額控除　△2.3 評価性引当額　11.0 その他　△1.0 税効果会計適用後の法人税等の負担率　47.0
3　地方税法等の一部を改正する法律(平成15年法律第9号)が平成15年3月31日に公布されたことに伴い、当事業年度の繰延税金資産及び繰延税金負債(ただし、平成17年1月1日以降解消が見込まれるものに限る。)の計算には、改正後の法定実効税率を使用しております。その結果、従来の法定実効税率によった場合と比較して、繰延税金資産(繰延税金負債を控除した金額)が1,030百万円減少し、法人税等調整額が1,727百万円、その他有価証券評価差額金が697百万円それぞれ増加しております。	―――――

（１株当たり情報）

前事業年度 （自　平成15年１月１日 至　平成15年12月31日）	当事業年度 （自　平成16年１月１日 至　平成16年12月31日）
１株当たり純資産額　751円21銭 １株当たり当期純利益金額　35円96銭 潜在株式調整後１株当たり当期純利益金額については、潜在株式が存在しないため記載しておりません。 当事業年度から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。なお、同会計基準及び適用指針を前事業年度に適用して算定した場合の１株当たり情報については、以下のとおりとなります。 １株当たり純資産額　703円02銭 １株当たり当期純利益金額　26円81銭	１株当たり純資産額　803円60銭 １株当たり当期純利益金額　41円76銭 潜在株式調整後１株当たり当期純利益金額については、潜在株式が存在しないため記載しておりません。

（注）　１株当たり当期純利益金額の算定上の基礎は、以下のとおりです。

	前事業年度 （自　平成15年１月１日 至　平成15年12月31日）	当事業年度 （自　平成16年１月１日 至　平成16年12月31日）
当期純利益（百万円）	34,888	40,485
普通株主に帰属しない金額（百万円） （うち利益処分による役員賞与金（百万円））	130 (130)	128 (128)
普通株式に係る当期純利益（百万円）	34,757	40,356
普通株式の期中平均株式数（千株）	966,511	966,180

（重要な後発事象）

前事業年度 （自　平成15年１月１日 至　平成15年12月31日）	当事業年度 （自　平成16年１月１日 至　平成16年12月31日）
――――――	当社は、平成17年３月７日開催の取締役会において、経営環境の変化に対応して、財務政策等の経営諸施策を機動的に遂行するため、商法第211条ノ３第１項第２号及び当社定款の規定に基づく自己株式取得を決議し、平成17年３月８日に自己株式の公開買付けを行いました。この公開買付けにより取得した自己株式は9,000,000株（取得価額の総額9,945百万円）であります。

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数(株)	貸借対照表計上額(百万円)
投資有価証券	その他有価証券	㈱三菱東京フィナンシャル・グループ	49,267	51,238
		㈱ミレアホールディングス	10,514	15,982
		旭硝子㈱	12,731,634	14,386
		三菱商事㈱	6,581,896	8,714
		三菱倉庫㈱	7,415,838	7,489
		三菱地所㈱	3,987,548	4,785
		㈱ニコン	3,760,865	4,761
		日本郵船㈱	6,592,898	3,639
		三菱重工業㈱	8,474,000	2,465
		新日本石油㈱	3,323,775	2,183
		三菱化学㈱	3,669,739	1,144
		三菱レイヨン㈱	3,012,300	1,123
		三菱マテリアル㈱	5,195,062	1,116
		㈱みずほフィナンシャルグループ	9,103	4,697
		味の素㈱	3,099,329	3,781
		コカ・コーラ セントラル ジャパン㈱	4,205	3,284
		ANHEUSER-BUSCH COMPANIES, INC.	381,652	2,017
		㈱伊勢丹	1,264,000	1,510
		キユーピー㈱	1,326,113	1,181
		三共㈱	471,900	1,092
		㈱日興コーディアルグループ	1,927,000	1,046
		㈱セブン-イレブン・ジャパン	2,100,180	6,783
		㈱菱食	680,425	2,204
		東海旅客鉄道㈱	2,537	2,123
		㈱オリエンタルランド	170,000	1,210

銘柄			株式数(株)	貸借対照表計上額(百万円)
投資有価証券	その他有価証券	SOCIÉTÉ IMMOBILIÈRE ET FINANCIÈRE POUR L'ALIMENTATION	71,000	54,711
		㈱三菱東京フィナンシャル・グループ第一種優先株	5,000	15,000
		宇宙通信㈱	20,000	2,000
		㈱みずほフィナンシャルグループ第十一回第十一種優先株式	2,000	2,000
		㈱日本アクセス	1,572,000	1,163
		その他（２９２銘柄）	57,793,392	26,323
計			135,705,176	251,164

【その他】

種類及び銘柄			投資口数等	貸借対照表計上額(百万円)
投資有価証券	その他有価証券	出資証券（８銘柄）	9,515口	43
		その他（５銘柄）	21千米ドル 80千豪ドル 19百万円	28
計			—	71

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産							
建物	270,991	18,978	5,469 (233)	284,500	162,890	9,017	121,610
構築物	61,229	2,615	971	62,874	45,061	1,682	17,812
機械及び装置	426,085	10,936	8,357	428,664	320,952	19,460	107,712
運搬具	2,538	108	85	2,561	2,250	103	310
工具、器具及び備品	44,286	3,228	3,392	44,122	34,489	3,073	9,633
土地	111,114	50	11,546 (9,911)	99,618	—	—	99,618
建設仮勘定	23,664	29,279	35,784	17,160	—	—	17,160
有形固定資産計	939,910	65,197	65,606 (10,144)	939,501	565,644	33,336	373,857
無形固定資産							
借地権	—	—	—	467	—	—	467
商標権	—	—	—	429	162	92	267
施設利用権	—	—	—	8,967	4,718	554	4,248
無形固定資産計	—	—	—	9,865	4,881	647	4,983
長期前払費用	—	—	—	—	—	—	—
繰延資産							
—	—	—	—	—	—	—	—
繰延資産計	—	—	—	—	—	—	—

（注）1　建物・構築物・機械及び装置の当期増加額の主なものは、本店　広島工場跡地開発事業（17,974百万円）、高崎医薬工場　医薬製造設備の増設（3,674百万円）、栃木工場　ビール・発泡酒製造設備の改修（1,007百万円）であります。

2　建設仮勘定の当期増加額(当期中の各資産科目への振替額を除く)の主なものは、福岡工場　ビール・発泡酒製造設備の一部撤去・新設（6,415百万円）、高崎医薬工場　医薬製造設備の増設（1,859百万円）であります。

3　「当期減少額」欄の（　）内は内書きで、減損損失の計上額であります。

4　無形固定資産の金額は資産の総額の１％以下であるため、「前期末残高」、「当期増加額」及び「当期減少額」の記載を省略しております。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金		(百万円)	102,045	—	—	102,045
資本金のうち既発行株式	普通株式	(株)	(984,508,387)	(—)	(—)	(984,508,387)
	普通株式	(百万円)	102,045	—	—	102,045
	計	(株)	(984,508,387)	(—)	(—)	(984,508,387)
	計	(百万円)	102,045	—	—	102,045
資本準備金及びその他資本剰余金	資本準備金 株式払込剰余金	(百万円)	70,868	—	—	70,868
	その他資本剰余金 自己株式処分差益	(百万円)	—	116	—	116
	計	(百万円)	70,868	116	—	70,984
利益準備金及び任意積立金	利益準備金	(百万円)	25,511	—	—	25,511
	任意積立金 特別償却準備金	(百万円)	196	260	53	403
	固定資産圧縮積立金	(百万円)	13,927	307	308	13,927
	配当引当積立金	(百万円)	6,450	—	—	6,450
	別途積立金	(百万円)	421,367	23,000	—	444,367
	計	(百万円)	467,453	23,568	361	490,660

(注) ※1. 当期末における自己株式は18,576,981株であります。

※2. その他資本剰余金の当期増加額は、自己株式の処分によるものであります。

※3. 任意積立金の当期増加額および当期減少額は、すべて前期利益処分によるものであります。

【引当金明細表】

区分	前期末残高(百万円)	当期増加額(百万円)	当期減少額(目的使用)(百万円)	当期減少額(その他)(百万円)	当期末残高(百万円)
貸倒引当金	7,889	3,098	1,932	(※) 940	8,115
役員退職慰労引当金	1,056	142	619	—	580
土地買戻損失引当金	4,969	187	—	—	5,157

(注) ※ 当期減少額(その他)のうち、563百万円は一般債権に対する貸倒引当金の洗替えによる取崩額であり、377百万円は債権の回収による取崩額であります。

(2) 【主な資産及び負債の内容】

当事業年度末(平成16年12月31日現在)における主な資産及び負債の内容は次の通りであります。

① 現金及び預金

区分	金額(百万円)
現金	97
預金	
当座預金・普通預金	24,514
譲渡性預金	64,000
定期預金	70,000
小計	158,514
合計	158,611

② 受取手形

相手先	金額(百万円)
㈱森下本店	228
㈱福井商事	154
㈱マルサカ商事	118
倉松酒販㈱	63
㈱宮崎商店	58
その他	307
合計	931

決済期日別内訳

期日	金額(百万円)
平成17年1月期日のもの	923
2月 〃	0
3月以降期日のもの	8
合計	931

③ 売掛金

相手先	金額(百万円)
国分㈱	20,777
㈱明治屋	20,383
日本酒類販売㈱	11,434
㈱リョーショクリカー	7,021
アルフレッサ㈱	6,969
その他	120,417
合計	187,002

売掛金の発生及び回収並びに滞留状況

摘要	金額
前期繰越高(百万円)	184,046
当期発生高(百万円)	994,770
当期回収高(百万円)	991,814
次期繰越高(百万円)	187,002
回収率(%)	84%
平均滞留期間(日)	67日

(注) 1 消費税等の会計処理は税抜方式によっておりますが、当期発生高には消費税等が含まれております。
2 回収率、平均滞留期間の算出方法は次のとおりであります。
回収率＝当期回収高÷(前期繰越高＋当期発生高)

$$平均滞留期間 = \frac{前期繰越高＋次期繰越高}{2} \div \frac{当期発生高}{12} \times 30日$$

④ たな卸資産

(a) 商品

品目	金額(百万円)
酒類	4,196
医薬	323
その他	65
合計	4,584

(b) 製品

品目	金額(百万円)
酒類	5,461
医薬	1,114
その他	89
合計	6,665

(c) 半製品

品目	金額(百万円)
酒類	5,710
医薬	1,213
その他	67
合計	6,992

(d) 原材料

品目	金額(百万円)
酒類原料	
大麦	1,412
麦芽	2,084
ホップ	3,470
米及び澱粉	434
その他	131
小計	7,533
酒類材料	
貼紙	145
缶	72
王冠	53
その他	596
小計	867
医薬	681
その他	15
合計	9,099

(e) 容器

品目	金額(百万円)
ビール・発泡酒びん	691
ビール・発泡酒箱	1,660
合計	2,351

(f) 貯蔵品

区分	金額(百万円)
製造用品	66
販売用品	12
その他	136
合計	214

⑤ 関係会社株式

銘柄	金額(百万円)
子会社株式	
LION NATHAN LTD.	99,311
キリンディスティラリー㈱	13,959
KIRIN HOLDINGS, INC.	8,670
The Coca-Cola Bottling Company of Northern New England, Inc.	7,796
㈱横浜アリーナ	7,000
その他(４２社)	37,499
小計	174,236
関連会社株式	
SAN MIGUEL CORPORATION	73,165
近畿コカ・コーラボトリング㈱	6,624
米久㈱	6,285
KIRIN-AMGEN, INC.	1,008
その他(１１社)	843
小計	87,927
合計	262,163

⑥　支払手形

相手先	金額(百万円)
㈱レッグス	96
㈱大広	59
㈱ブルー	58
㈱サンヨーフーズ	52
アイエスピー・ジャパン㈱	47
その他	467
合計	780

期日別内訳

期日	金額(百万円)
平成17年1月期日のもの	344
2月　〃	401
3月　〃	34
合計	780

⑦　買掛金

相手先	金額(百万円)
大和製罐㈱	5,136
三菱マテリアル㈱	4,363
東洋製罐㈱	3,674
三菱商事㈱	2,236
レンゴー㈱	1,747
その他	11,815
合計	28,973

⑧　未払酒税

区分	金額(百万円)
酒税未払額	112,058

⑨ 社　　　　債

銘柄	金額(百万円)	償還期限
第５回無担保社債	70,000	平成18年10月20日
第６回無担保社債	40,000	平成21年３月19日
合計	110,000	―

⑩ 退職給付引当金

区分	金額(百万円)
退職給付債務	254,118
年金資産	△176,518
未認識年金資産	1,662
未認識数理計算上の差異	△37,207
前払年金費用	20,143
合計	62,199

(3) 【その他】

該当事項はありません。

第６　【提出会社の株式事務の概要】

決算期	12月31日
定時株主総会	３月中
基準日	12月31日
株券の種類	100株券、500株券、1,000株券、10,000株券、100,000株券、100株未満の数を表示した株券
中間配当基準日	６月30日
１単元の株式数	1,000株
株式の名義書換	
取扱場所	東京都千代田区丸の内一丁目４番５号 三菱信託銀行株式会社　証券代行部
代理人	東京都千代田区丸の内一丁目４番５号 三菱信託銀行株式会社
取次所	三菱信託銀行株式会社　全国各支店
名義書換手数料	無料
新券交付手数料	１枚につき印紙税相当額(消費税を含む)
株券喪失登録に伴う手数料	喪失登録申請１件につき　10,000円（消費税別） 喪失登録株券１枚につき　500円（消費税別）
単元未満株式の買取り及び買増し	
取扱場所	東京都千代田区丸の内一丁目４番５号 三菱信託銀行株式会社　証券代行部
代理人	東京都千代田区丸の内一丁目４番５号 三菱信託銀行株式会社
取次所	三菱信託銀行株式会社　全国各支店
買取・買増手数料	株式の売買の委託にかかる手数料相当額として別途定める金額
公告掲載新聞名	東京都において発行する日本経済新聞に掲載いたします。 なお、決算公告に代えて貸借対照表及び損益計算書を次のアドレスにおいて開示しております。 http://www.kirin.co.jp/kouji
株主に対する特典	毎年12月31日現在の1,000株以上保有の株主に、自社商品又はグループ会社商品等を贈呈(年１回)

第７　【提出会社の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

(1)	有価証券報告書 及びその添付書類	事業年度 (第165期)	自 至	平成15年１月１日 平成15年12月31日	平成16年３月30日 関東財務局長に提出
(2)	半期報告書	(第166期中)	自 至	平成16年１月１日 平成16年６月30日	平成16年９月17日 関東財務局長に提出
(3)	臨時報告書				平成16年９月27日 関東財務局長に提出

企業内容等の開示に関する内閣府令第19条第２項第１号（当社株式について海外市場における売出しの実施の場合）に基づく臨時報告書であります。

(4)	臨時報告書の 訂正報告書	平成16年９月28日 関東財務局長に提出

平成16年９月27日提出上記(３)の臨時報告書に係る訂正報告書であります。

(5)	訂正発行登録書	平成16年３月30日 平成16年９月17日 平成16年９月27日 平成16年９月28日 及び平成17年３月30日 関東財務局長に提出
(6)	発行登録書 （普通社債）及び その添付書類	平成16年12月６日 関東財務局長に提出
(7)	自己株券 買付状況報告書	平成16年１月８日 平成16年２月13日 平成16年３月12日 及び平成16年４月12日 関東財務局長に提出

第二部【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書

平成16年３月30日

麒麟麦酒株式会社

取締役会　御中

あずさ監査法人

代表社員 関与社員	公認会計士	石　井　賢　郎	㊞
代表社員 関与社員	公認会計士	阿　部　隆　哉	㊞
代表社員 関与社員	公認会計士	小　池　二三男	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている麒麟麦酒株式会社の平成15年１月１日から平成15年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、麒麟麦酒株式会社及び連結子会社の平成15年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

セグメント情報の「１　事業の種類別セグメント情報」の(営業費用の配賦方法の変更)に記載されているとおり、会社は全社共通費用の配布方法を変更した。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、当社(有価証券報告書提出会社)が提出した有価証券報告書に綴り込まれた前連結会計年度の監査報告書に記載された事項を電子化したものであります。

独立監査人の監査報告書

平成17年３月30日

麒麟麦酒株式会社
取締役会　御中

あずさ監査法人

代表社員	公認会計士	石井賢郎	㊞
代表社員 関与社員	公認会計士	阿部隆哉	㊞
代表社員 関与社員	公認会計士	小池二三男	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている麒麟麦酒株式会社の平成16年１月１日から平成16年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、麒麟麦酒株式会社及び連結子会社の平成16年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

「会計処理の変更」に記載されているとおり、会社は当連結会計年度より固定資産の減損に係る会計基準を適用して連結財務諸表を作成している。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は有価証券報告書提出会社が別途保管しております。

独立監査人の監査報告書

平成16年３月30日

麒麟麦酒株式会社
　取締役会　御中

あずさ監査法人

代表社員 関与社員	公認会計士	石井賢郎	㊞
代表社員 関与社員	公認会計士	阿部隆哉	㊞
代表社員 関与社員	公認会計士	小池二三男	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている麒麟麦酒株式会社の平成15年１月１日から平成15年12月31日までの第165期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、麒麟麦酒株式会社の平成15年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、当社(有価証券報告書提出会社)が提出した有価証券報告書に綴り込まれた前事業年度の監査報告書に記載された事項を電子化したものであります。

独立監査人の監査報告書

平成17年３月30日

麒麟麦酒株式会社
　取締役会　御中

あずさ監査法人

代表社員	公認会計士	石　井　賢　郎	㊞
代表社員 関与社員	公認会計士	阿　部　隆　哉	㊞
代表社員 関与社員	公認会計士	小　池　二 三 男	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている麒麟麦酒株式会社の平成16年１月１日から平成16年12月31日までの第166期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、麒麟麦酒株式会社の平成16年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

「会計処理の変更」に記載されているとおり、会社は当事業年度より固定資産の減損に係る会計基準を適用して財務諸表を作成している。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は有価証券報告書提出会社が別途保管しております。